UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	By-laws of Natura &Co Holding S.A. as approved at the annual general and extraordinary meeting of shareholders held on April 16, 2021, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021.

2.	Minutes of the annual general and extraordinary meeting of shareholders held on April 16, 2021, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021.

3.	Presentation of the Natura &Co Holding S.A. investor day held on April 16, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 19, 2021

Item 1

By-laws of Natura &Co Holding S.A. as approved at the annual general and extraordinary meeting of shareholders held on April 16, 2021, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021.

BYLAWS

OF

NATURA &CO HOLDING S.A.

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and members of the fiscal council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight centavos (R$12.608.451.461,48), divided into one billion, three hundred and seventy-one million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM”).

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

CHAPTER III

GENERAL MEETING AND MANAGEMENT OF THE COMPANY

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting may be held and presided over by any of the Co-chairmen of the Board of Directors or, if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by the Corporate Governance Officer of the Company, or anyone appointed by either of them. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)  elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)  set the global compensation of the members of the Board of Directors and of the Board of Officers, as well as that of the members of the Fiscal Council, if convened;

(iii)  approve any splitting or grouping of shares;

(iv)  approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)  resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi)  elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)  resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual shall be subject to the commitment clause referred to in Article 36 of these Bylaws, drafted in a proper book, and signed by the manager that was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Co-Chairman of the Board of Directors presiding the meeting shall have the casting vote regarding the resolution.

Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 - The meetings of the management bodies may be held exceptionally by conference call, video conference, email or any other means of communication that allows for the identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 - Members who attend the meetings by conference call, video conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors shall be composed of at least nine (9) and at most thirteen (13) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors will be mostly comprised of external members. Among the members of the Board of Directors, at least, one third (1/3) shall be independent directors, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent directors is to be resolved at the general meeting that elects them, provided that the directors elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent directors in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of directors, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Those who (i) hold positions in companies that may be considered competitors of the Company or (ii) have or represent conflicting interests with the Company may not be elected, except as otherwise approved by the General Meeting.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, as well as one Executive Chairman of the Board of Directors and one Main Executive of the Group, who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Group's Main Executive cannot be held by the same person.

Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group's Main Executive cannot be held by the same person.

Paragraph 3 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(a)  to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Group's Main Executive;

(b)  to foster the vision of the Company in accordance with its values, identity and origin;

(c)  to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;

(d)  to keep and promote the relationship with the shareholders of the Company;

(e)  to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties;

(f)  to review and propose the compensations for the Executive Chairman of the Board of Directors and the Group's Main Executive.

(g)  with the support of the Executive Chairman of the Board of Directors and the committees, to organize and coordinate the meeting agendas of the Company’s Board of Directors, the meeting calendars and General Meetings of the Company, call and preside over meetings of the Company’s Board of Directors, ensure that the directors receive the appropriate information for each meeting, as well as ensure the proper functioning of the body;

(h)  to set forth and monitor the process for evaluation of the Executive Chairman of the Board of Directors and the Group's Main Executive, of other members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office;

(i)  to coordinate the preparation and updating of the plan for succession of the Group's Main Executive; and

(j)  at least one of them shall participate and preside over the Corporate Governance Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:

(a)  to monitor the execution of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;

(b)  to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c)  to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;

(d)  to support the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s Board of Directors, and ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and

(e)  to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

Paragraph 6 - The Group's Main Executive shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):

(a)  to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;

(b)  to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;

(c)  to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and

(d)  to make recommendations to the Company’s Board of Directors and the Board of Officers regarding the management of the Group, from an outcome point of view, including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting to be held, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.

Paragraph 1 - Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by law or by the Bylaws:

(i)  exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Board of Officers;

(ii)  establish the general orientation of the Company’s businesses;

(iii)  elect and dismiss the Officers of the Company;

(iv)  attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)  resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)  supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii)  analyze the quarterly results of the operations of the Company;

(viii)  choose and remove independent auditors;

(ix)  call the independent auditors to provide the clarifications it deems necessary;

(x)  evaluate the Management Report and the accounts of the Board of Officers, and resolve on their submission to the General Meeting;

(xi)  approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation;

(xii)  approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)  determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv)  previously issue statements on any subject to be submitted to the General Meeting;

(xv) authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)  resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)  resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)  grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)  establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)  resolve on the issuance of debentures;

(xxi)  authorize the Company to post bond with respect to third-party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)  approve the Board of Officers' authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)  approve hiring of a trustee institution to provide bookkeeping services;

(xxiv)  provide, in compliance with the rules of these Bylaws and applicable legislation, the order of its work and adopt or issue rules for its operation;

(xxv)  pronounce itself for or against any public offer of shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available on the market, as well as the information required by the applicable rules established by CVM;

(xxvi)  resolve on (i) the statement of interim dividends, pursuant to Article 31, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law;

(xxvii)  define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii)  provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions ensure fair and equitable treatment to the Company’s shareholders;

(xxix)  assess and annually disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their status as independent members; and

(xxx) resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most nine (9) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Operations and Procurement Officer, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining may be Executive Officers, all of whom shall serve for a term of three (3) years, reelection being permitted, and the position of Investor Relations Officer must be filled.

Paragraph 1 - The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the Group's Main Executive. In case of vacancy, an interim substitute shall be appointed, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - The Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)  complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)  prepare and submit to the Group’s Operational Committee, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws;

(iii)  resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)  deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)  submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)  submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Financial Officer:

(a)  to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(b)  to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c)  to provide guidance to the Company on any decision-making that involves financial risks;

(d)  to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

(e)  plan and execute management policies within his or her scope; and

(f)  other duties that may be assigned thereto from time to time by the Group's Main Executive.

Paragraph 2 - It is incumbent upon the Legal and Compliance Officer:

(a)  to advise and assist the Company with respect to legal matters;

(b)  to defend the interests of the Company before third parties;

(c)  to develop and coordinate the compliance program of the Company; and

(d)  other duties that may be assigned thereto from time to time by the Group's Main Executive.

Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:

(a)  to prepare the Company's mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;

(b)  to monitor the Company's short-term commercial performance; and

(c)  other duties that, from time to time, are determined by the Group's Main Executive.

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

(a)  to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b)  other duties that, from time to time, are determined by the Group's Main Executive.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a)  to organize and act as secretary at the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of these meetings;

(b)  to organize the processes for integrating new members of the Board of Directors, boards and committees and new officers into the Group;

(c)  to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(d)  to establish the best dialog between the Board of Directors and the Group’s executive areas;

(e)  to prepare the annual calendar of activities of the Board of Directors and the Annual General Shareholders' Meeting;

(f)  to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Group's Main Executive.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(a)  to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(b)  to provide information to investors, CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable laws, in Brazil and abroad;

(c)  to keep the registration of the Company as a publicly-held company updated with CVM; and

(d)  other duties that may be assigned thereto from time to time by the Group's Main Executive.

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a)  to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b)  to coordinate the activities of the Company and controlled companies thereof;

(c)  to conduct the budgetary management of areas of the Company under their supervision, including management and cost control;

(d)  to coordinate the actions of his/her area and specific responsibilities with that of the other officers; and

(e)  to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image;

(f)  other duties that may be assigned thereto from time to time by the Group's Main Executive.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) attorney-in-fact in the following cases:

(a)  where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers;

(b)  with respect to receiving and giving acquittance for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(c)  in the case the Company is represented by the Investor Relations Officer before CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Board of Officers or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(a)  all powers of attorney shall be granted jointly by any two (2) Officers;

(b)  if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)  unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV

Group’s Operational Committee

Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a)  the Group's Main Executive;

(b)  the main executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c)  other directors or executive officers of the Company nominated by the Group's Main Executive and appointed by the Board of Directors.

Paragraph 1 - The Group's Operational Committee will be chaired by the Group's Main Executive.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.

Article 26 - It is incumbent upon the Group's Operational Committee:

(a)  to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b)  to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c)  to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic and business plan and supervise its execution;

(d)  to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e)  to act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f)  to foster the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)  at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)  at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)  a least one (1) of whom may not be a member of the Company’s Board of Directors; and

(iv)  one (1) of whom may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 -The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article 28 - The Audit Committee shall:

(i)  issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)  approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)  assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)  assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)  assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)  assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)  have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)  other duties set forth in the Internal Rules of the Audit Committee.

SECTION III

FISCAL COUNCIL

Article 29 - The Company's Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the Fiscal Council members, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a)  balance sheet;

(b)  profit and loss statement;

(c)  statement of comprehensive income;

(d)  statement of stockholders’ equity;

(e)  statement of cash flows;

(f)  value added statement; and

(g)  explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)  the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)  the decrease of the amounts intended, in the exercise, for the creation of the legal reserve and reserves for contingencies; and

(iii)  whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the mandatory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the mandatory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article 34 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offer for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable CVM regulations, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

‘Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) minus the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any CVM requests or requirements related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any CVM requests or requirements, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 34.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this Article.

Paragraph 9 - The provisions of this Article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the

Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person

(i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 - If CVM regulations applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to CVM regulations shall prevail in the execution of the OPA set forth in this Article.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

COMPANY’S LIQUIDATION

Article 37 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to their own benefit or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of their duties; (ii) with bad-faith, gross negligence or fraud; or (iii) in their own interest or that of third parties, in violation of the Company’s corporate interest, they shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and spouses, heirs or testamentary heirs of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, investment funds, trusts or similar trust entities, whose beneficiaries are the shareholders, their descendants, spouses, heirs or testamentary heirs.

Item 2

Minutes of the annual general and extraordinary meeting of shareholders held on April 16, 2021, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.300.531.582

Minutes of the Annual and Extraordinary General Meetings

Held on April 16, 2021

I.       Date, Time and Place: On April 16, 2021, at 8:00 a.m., Brasília time, solely by digital means, in accordance with the provisions of article 124, paragraph 2-A of Law No. 6,404 of December 15, 1976 (the “Corporations Act”) and of article 4, paragraph 2, item I of Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481 of December 17, 2009 (“ICVM 481”). In accordance with article 4, paragraph 3 of ICVM 481, this Annual and Extraordinary General Meeting (the “General Meetings” or “AEGM”) of Natura &Co Holding S.A. (the “Company” or “Natura &Co”) was deemed held at the headquarters of the Company, located at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.       Call Notice: Call Notice published in the Official Gazette of the State of São Paulo, in its issues dated March 17, 18 and 19, 2021, on pages 35, 81 and 174, respectively, and in the Valor Econômico newspaper, in its issues dated March 17, 18 and 19, 2021, on pages E2, E6 and E8, respectively, in accordance with the provisions of article 124 of the Corporations Act.

III.       Legal Publications: The Management Report and the Financial Statements of the Company, together with the Independent Auditors’ Report prepared by PricewaterhouseCoopers Auditores Independentes, for the fiscal year ended on December 31, 2020 were all published on March 5, 2021 in the Official Gazette of the State of São Paulo and in the Valor Econômico newspaper, on page 120 and page B29, respectively, and filed, together with the Fiscal Council’s Opinion and with the Audit, Risk Management and Finance Committee’s Summary Annual Report, at the headquarters of the Company and made available on the websites of the Company, of the Brazilian Securities and Exchange Commission, or CVM (the “CVM”), and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

IV.       Quorum: Holders of registered common shares without par value representing (i) 77.99% of the Company’s capital stock attended the Annual General Meeting; and (ii) 78.05% of the Company’s capital stock attended the Extraordinary General Meeting, as per the records in the Chorus Call electronic attendance system, in accordance with article 21-V, item III of ICVM 481, and the information contained in the analytical maps prepared by the bookkeeping agent and by the Company itself under article 21-W, items I and II of ICVM 481.

V.       Legal Attendance: Mr. Leandro Mauro Ardito, legal representative of PricewaterhouseCoopers Auditores Independentes; Mr. Helmut Bossert and Mr. Eduardo Rogatto Luque, members of the Fiscal Council of the Company; Mr. Itamar Gaino Filho, Chief Legal and Compliance Officer of the Company, Mr. José Antonio de Almeida Filippo, Chief Financial Officer and Mr. Moacir Salzstein Corporate Governance Officer, were all present, in compliance with the provisions of article 134, paragraph 1, and of the main section of article 164 of the Corporations Act.

VI.       Presiding Board: Mr. Henrique da Silva Gordo Lang took the role of chairman of the proceedings and invited Mr. Itamar Gaino Filho and Mr. Moacir Salzstein to act as secretaries.

VII.       Agenda: To resolve on:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2020;

(2) examine, discuss and vote on the proposal for allocation of the losses determined in the fiscal year ended on December 31, 2020 to the Company’s retained losses account; and

(3) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2021.

At the Extraordinary General Meeting:

(1) resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020;

(2) resolve on the absorption of the losses determined in the fiscal year ended on December 31, 2020 by the capital reserve account relating to the premium on the issue/sale of shares of the Company;

(3) resolve on the independence of Ms. Georgia Garinois-Melenikiotou, candidate to the Company’s Board of Directors;

(4) resolve on the election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021;

(5) resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021;

(6) resolve on the amendment to article 16, paragraph 1 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one-third of independent members;

(7) resolve on the amendment to article 18, paragraph 4, item “j” of the Company’s Bylaws to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee;

(8) resolve on the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares;

(9) resolve on the inclusion of a new item (xxviii) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to a change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders;

(10) resolve on the inclusion of a new item (xxix) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall annually assess and disclose the names of the independent directors of the Company, as well as disclose and justify any circumstances that may compromise their independence;

(11) resolve on the inclusion of a new item (xxx) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall resolve on any related-party transactions under the scope of its authority, as defined in the corresponding policy of the Company;

(12) resolve on the amendment to item (xxvi) of article 20 and to clause “c” of paragraph 2 of article 24 of the Company’s Bylaws to correct the wording and cross-reference; and

(13) resolve on the restatement of the Company’s Bylaws, to reflect the amendments set forth in the items above.

VIII.       Resolutions: Following the discussions of the matters in the Agenda, the following resolutions were passed and these minutes were authorized to be drawn up in summary form and to be published with omission of the signatures of shareholders, as permitted by article 130, paragraphs 1 and 2 of the Corporations Act. The reading of the consolidated synthetic map of remotely cast votes disclosed to the market on April 15, 2021 and made available to the shareholders for consultation was waived:

At the Annual General Meeting:

(1) The managers’ accounts, as well as the management report and the financial statements of the Company, together with the independent auditors’ report, for the fiscal year ended on December 31, 2020 were all approved by a majority of votes, taking into account the appropriate abstentions of those legally prevented from voting, with a total count of 566,671,524 affirmative votes, 37,500 negative votes and 506,746,911 abstentions;

(2) The Company’s Management proposal for allocation of the losses determined in the fiscal year ended on December 31, 2020, in the total amount of six hundred and fifty million one hundred and ninety-six thousand three hundred and thirty-three reais and sixty-nine centavos (R$650,196,333.69), to the Company’s retained losses account, as recorded in the financial statements of the Company, in accordance with the provisions of article 189 of the Corporations Act, was approved by a majority of votes, with a total count of 1,058,029,284 affirmative votes, 45,402 negative votes and 15,381,249 abstentions.

(3) The establishment of the global compensation of the managers to be paid by the date of the annual general meeting in which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2021, taking into account the period from May 2020 to April 2021, in the total amount of up to one hundred and four million five hundred and eighty-five thousand six hundred and fifteen reais (R$104,585,615.00), including fixed compensation and stock-based compensation, was approved by a majority of votes, with a total count of 801,166,482 affirmative votes, 208,860,874 negative votes and 32,428,579 abstentions.

(4) The request for installation of the Fiscal Council made by shareholders representing at least two percent (2%) of the Company’s total capital stock, in accordance with the provisions of CVM Instruction No. 324 of January 19, 2000, without nomination of candidates, was recorded by the Presiding Board. However, despite the guidance provided in the Management Proposal for the Company’s General Meetings that both the minority and the controlling shareholders be prepared for this scenario, when the Chairman requested the nomination of candidates to sitting and alternate members of the Fiscal Council, although the controlling shareholders nominated two (2) candidates and their respective alternates, no other shareholder nominated any candidate to such body. Thus, the minimum number of three (3) members and their alternates, as provided in article 161, paragraph 1 of the Corporations Act and in the Company’s Bylaws, was not reached, and, accordingly, the request for installation was deemed moot.

At the Extraordinary General Meeting:

(1) The rectification and ratification of the global compensation of the managers of the Company for the period between May 2020 and April 2021, as established at the Annual General Meeting of the Company held on April 30, 2020, from an amount of eighty-one million sixty-five thousand seven hundred and forty-nine reais and sixty-two centavos (R$81,065,749.62) to ninety-eight million nine hundred and thirty-three thousand nine hundred and seventy-seven reais and forty-eight centavos (R$98,933,977.48), i.e. by a difference of seventeen million eight hundred and sixty-eight thousand two hundred and seventy-seven reais and eighty centavos (R$17,868,277.80), so that the total payment by way of variable compensation (i.e. bonuses, profit-sharing (PLR) and charges) may be incorporated into the annual compensation, was approved by a majority of votes, with a total count of 839,173,023 affirmative votes, 184,023,820 negative votes and 51,078,150 abstentions.

(2) The Company’s Management proposal for full absorption of the losses determined in the fiscal year ended on December 31, 2020, in the total amount of six hundred and fifty million one hundred and ninety-six thousand three hundred and thirty-three reais and sixty-nine centavos (R$650,196,333.69), by the capital reserve account relating to the premium on the issue/sale of shares of the Company, as permitted by article 200 of the Corporations Act, was approved by a majority of votes, with a total count of 1,058,372,319 affirmative votes, 501,740 negative votes and 15,400,934 abstentions.

(3) The qualification of Ms. Georgia Garinois-Melenikiotou as a candidate to independent member of the Board of Directors of the Company, in accordance with the provisions of article 17 of the B3 Novo Mercado Rules, as indicated in the management proposal, was approved by a majority of votes, with a total count of 1,042,269,653 affirmative votes, 1,880,718 negative votes and 30,124,622 abstentions.

(4) The election of Ms. Georgia Garinois-Melenikiotou, Greek citizen, married, bachelor of engineering, bearer of Greek passport No. AP2166738, with business address at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, to the Board of Directors as an independent member, for a unified term of office with the other members of the Board of Directors of the Company, expiring on the date of the annual general meeting at which the Company’s shareholder are to vote on the financial statements for the fiscal year ending on December 31, 2021, was approved by a majority of votes, with a total count of 1,052,077,254 affirmative votes, 4,425,025 negative votes and 17,772,714 abstentions. For the record, the director elector hereunder informed the Company that she meets the previous eligibility conditions and meets the requirements for taking office, in accordance with the provisions of article 147 of the Corporations Act and of CVM Instruction No. 367 of May 29, 2002.

(5) The proposal for amendment to article 5 of the Bylaws in order to reflect that the amount of the capital stock went from twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eithty-three centavos (R$12.586.978.409,83), represented by one billion, three hundred and seventy-five million, eighteen thousand one hundred and forty (1.375.018.140) registered common shares without par value, to twelve billion six hundred and eight million four hundred and fifty-one thousand four hundred and sixty-one reais and forty-eight centavos (R$12,608,451,461.48), represented by one billion three hundred and seventy-five million eight hundred and nineteen thousand three hundred and four (1,375,819,304) registered common shares without par value, as recorded at the Board of Directors’ Meeting held on March 16, 2021, was approved by a majority of votes, with a total count of 1,057,539,857 affirmative votes, 61,374 negative votes and 16,673,762 abstentions; accordingly, such article shall henceforth read as follows:

“Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion six hundred and eight million four hundred and fifty-one thousand four hundred and sixty-one reais and forty-eight centavos (R$12,608,451,461.48), divided into one billion three hundred and seventy-five million eight hundred and nineteen thousand three hundred and four (1,375,819,304) registered common shares without par value.”

(6) The proposal to provide that a majority of the Board of Directors be composed of external members, having at least one-third of independent members, was approved by a majority of votes, with a total count of 1,069,116,962 affirmative votes, 95,430 negative votes and 5,062,601 abstentions. As a result of such resolution, the amendment to article 16, paragraph 1 of the Bylaws of the Company was approved, which shall henceforth read as follows:

“Article 16 – (...)

Paragraph 1 - The majority of the Board of Directors shall be comprised of external members. At least one-third (1/3) of the members of the Board of Directors shall be independent directors, as defined in the Novo Mercado Rules, and the qualification of the individuals appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them; provided that, if there is a controlling shareholder, a director elected under the option set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76 shall also be deemed an independent directors. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of directors, such number shall be rounded up to the immediately subsequent whole number.”

(7) The proposal for exclusion of the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee was approved by a majority of votes, with a total count of 1,058,803,952 affirmative votes, 80,710 negative votes and 15,390,331 abstentions. As a result of such resolution, the amendment to article 18, paragraph 4, item “j” of the Bylaws of the Company was approved, which shall henceforth read as follows:

“Article 18 - (...)

Paragraph 4 - In addition to their legal duties, the elected Co-Chairmen shall have the following duties:

(...)

(j)       at least one of them shall be a member of and preside over the Corporate Governance Committee.”

(8) The proposal for amendment to article 20, item (xxv) of the Bylaws of the Company in order to establish that the Board of Directors shall issue a statement on conducting public offerings for acquisition of shares the subject matter of which is securities convertible into or exchangeable for shares issued by the Company other than its shares was approved by a majority of votes, with a total count of 1,068,011,683 affirmative votes, 65,088 negative votes and 6,198,222 abstentions. As a result of such resolution, article 20, item (xxv) of the Bylaws of the Company shall henceforth read as follows:

“Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(...)

(xxv)       pronounce itself for or against any public offer of shares contemplating shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including concerning the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);”

(9) The proposal for inclusion of a new item (xxviii) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to a change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders was approved by a majority of votes, with a total count of 1,067,973,075 affirmative votes, 106,050 negative votes and 6,195,868 abstentions. As a result of such resolution, new item (xxviii) is added to article 20 of the Bylaws of the Company, with the following wording:

“Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(...)

(xxviii)       provide statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;”

(10) The proposal for inclusion of a new item (xxix) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall annually assess and disclose the names of the independent directors of the Company, as well as disclose and justify any circumstances that may compromise their independence, was approved by a majority of votes, with a total count of 1,069,174.888 affirmative votes, 42,592 negative votes and 5,057,513 abstentions. As a result of such resolution, new item (xxix) is added to article 20 of the Bylaws of the Company, with the following wording:

“Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(...)

(xxix)       annually assess and disclose a list of the independent members of the Board of Directors, as well as disclose and justify any circumstances that may compromise their independence; and”

(11) The proposal for inclusion of a new item (xxx) in article 20 of the Company’s Bylaws to provide that the Board of Directors shall resolve on any related-party transactions under the scope of its authority, as defined in the corresponding policy of the Company, was approved by a majority of votes, with a total count of 1,068,046,039 affirmative votes, 54,566 negative votes and 6,174,388 abstentions. As a result of such resolution, new item (xxx) is added to article 20 of the Bylaws of the Company, with the following wording:

“Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(...)

(xxx)       resolve on any related-party transactions under the scope of its authority, as defined in the corresponding policy of the Company to be approved by the Board of Directors.”

(12) The proposal for inclusion of item (xxvi) in article 20 and of item “c” in paragraph 2 of article 24 of the Company’s Bylaws to correct the wording and cross-reference was approved by a majority of votes, with a total count of 1,057,602,675 affirmative votes, 43,368 negative votes and 16,628,950 abstentions; accordingly, such items shall henceforth read as follows:

“Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(...)

(xxvi)        decide on (i) the declaration of interim dividends, pursuant to Article 31, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on shareholders’ equity during the year to the shareholders, pursuant to the applicable law;”

“Article 24 – (...)

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) proxy in the following cases:

(...)

(c)       in the case the Investor Relations Officer represents the Company before the Brazilian Securities and Exchange Commission (CVM) and other control bodies and institutions that operate in the capital market.”

(13) The proposal for restatement of the Bylaws of the Company to reflect the amendments set forth in the preceding items was approved by a majority of votes, with a total count of 1,058,790,782 affirmative votes, 55,724 negative votes and 15,428,487 abstentions. The wording of the Bylaws of the Company approved hereunder in accordance with the management proposal, which already contemplates the items above and the renumbering of the articles, was authenticated by the Presiding Board, numbered and filed at the headquarters of the Company and shall be filed with the São Paulo

State Commercial Registry as an attachment to these minutes, as well as made available on the websites of the CVM, of B3 and of the Company.

IX.       Adjournment: There being nothing further to discuss, the Chairman thanked the presence of all attendants and ordered the adjournment of the general meetings after suspending the same so that these minutes could be drawn up, which, after being read, discussed and found to be in good order, were approved and signed by the Presiding Board. In accordance with article 21-V, paragraphs 1 and 2 of ICVM 481, the shareholders whose remote voting bulletins were deemed valid by the Company and the shareholders who recorded their attendance on the Chorus Call electronic attendance system were deemed present at the meeting and signatories of the minutes. São Paulo, April 16, 2021. Presiding Board: (sgd) Henrique da Silva Gordo Lang, President; Itamar Gaino Filho, Secretary; Sr. Moacir Salzstein, Secretary.

Shareholders present through the Chorus Call electronic system:

ANTÔNIO LUIZ DA CUNHA SEABRA

GUILHERME PEIRÃO LEAL

FELIPE PEDROSO LEAL

RICARDO PEDROSO LEAL

PEDRO LUIZ BARREIROS PASSOS

LUCIA HELENA RIOS SEABRA

PASSOS PARTICIPAÇÕES S.A.

NORMA REGINA PINOTTI

VINICIUS PINOTTI

FABRICIUS PINOTTI

MARIA HELI DALLA COLLETA DE MATTOS

GUSTAVO DALLA COLLETTA DE MATTOS

FABIO DALLA COLLETTA DE MATTOS

FUNDO DE INVESTIMENTO EM AÇÕES VEREDAS INVESTIMENTO NO EXTERIOR

SIRIUS III MULTIMERCADO FUNDO DE INVESTIMENTO CREDITO PRIVADO

KAIROS FUNDO DE INVESTIMENTO EM ACOES – IE

RM FUTURA MULTIMERCADO FI CP INVESTIMENTO NO EXTERIOR

MARCIO RODRIGUES BOLOGNA

DENISE LAFRAIA C ZANGARI

MARIA PAULA C DA ASSUNCAO FONSECA

ALEXANDRE CRESCENZI

CLAUDIA KLINGELFUS PINHEIRO SIMOES

HELMUT BOSSERT

DYC FUNDO DE INVESTIMENTO EM ACOES

DYNA III FUNDO DE INVESTIMENTO EM ACOES - INVESTIMENTO NO EXTERIOR

ASCESE FUNDO DE INVESTIMENTO EM ACOES

DYNAMO COUGAR FIA

DYBRA FIA

TNAD FUNDO DE INVESTIMENTOS EM ACOES

DYNAMO BRASIL I LLC

DYNAMO BRASIL III LLC

DYNAMO BRASIL V LLC

DYNAMO BRASIL VI LLC

DYNAMO BRASIL VIII LLC

DYNAMO BRASIL IX LLC

DYNAMO BRASIL XV LP

SAO FERNANDO IV FIA

DYNAMO BRASIL XIV LLC

XP INVESTOR ESG MASTER FIA

XP LONG TERM EQUITY MASTER FUNDO DE INVESTIMENTO EM ACOES

XP LONG TERM EQUITY SEGUROS MASTER FIFE FUNDO DE INVESTIMENT

XP LONG TERM EQUITY INSTITUCIONAL MASTER FUNDO DE INVESTIMEN

NORMANDIA FUNDO DE INVESTIMENTO DE ACOES

NORMANDIA INSTITUCIONAL MASTER FIA

JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES

JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES

JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FUNDO DE INVESTIMENTO

JGP PREVIDENCIÁRIO RED FUNDO DE INVESTIMENTO MULTIMERCADO

JGP MULTIMERCADO PREVIDENCIÁRIO ADVISORY XP SEGUROS FI

JGP COMPOUNDERS MASTER FIA IE

JGP SULAMÉRICA MASTER PREVIDENCIÁRIO FIM CP

JGP B PREVIDÊNCIA FIFE MASTER FI MULTIMERCADO

GERDAU PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES 04

FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV JGP INSTITUCIONAL BDR NIVEL I

FCOPEL FIA I

JGP PREVIDENCIÁRIO ITAÚ MASTER FIA

JGP MULTIMERCADO PREVIDENCIÁRIO ITAU MASTER FI

JGP ESG MASTER FIA

JGP PREVIDENCIÁRIO ESG ICATU MASTER FIA

JGP PREVIDENCIÁRIO XP MASTER FIA

JGP ESG INSTITUCIONAL MASTER FIA

FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA IE CP

OURO BRANCO FIM CP IE

BEST INVESTMENT CORPORATION

BANCO BNP PARIBAS BRASIL S.A.

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU HEDGE PLUS MULTIMERCADO FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO

ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO

ITAU PHOENIX ACOES FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ DUNAMIS ADVANCED FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI

ITAÚ MOMENTO AÇÕES FUNDO DE INVESTIMENTO

ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI

ITAÚ MULTIMERCADO LONG AND SHORT FI

ITAÚ PHOENIX IQ AÇÕES FUNDO DE INVESTIMENTO

ITAÚ PREVIDÊNCIA IBRX FIA

LONG BIAS MULTIMERCADO FI

WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

ASN BELEGGINGSFONDSEN UCITS N.V

GLOBAL MULTI-FACTOR EQUITY FUND

STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V.

THE BANK OF NEW YORK ADR DEPARTMENT

Shareholders present by submission of a Remote Voting Ballot:

CALIFORNIA PUBLIC EMPLOYEESRETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

BT PENSION SCHEME

CIBC EMERGING MARKETS INDEX FUND

IBM 401 (K) PLUS PLAN

NN (L)

INVESTERINGS FORENINGEN DANSKE INVEST

IRISH LIFE ASSURANCE PLC

LELAND STANFORD JUNIOR UNIVERSITY

LOCAL AUTHORITIES SUPERANNUATION FUND

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

NORGES BANK

ONTARIO TEACHERS PENSION PLAN BOARD

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S

FIDELITY EMERGING MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

PANAGORA GROUP TRUST

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

VKF INVESTMENTS LTD

WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

NEW ZEALAND SUPERANNUATION FUND

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

BP PENSION FUND

STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)

UTAH STATE RETIREMENT SYSTEMS

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

CHEVRON MASTER PENSION TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

ESSEX COUNTY COUNCIL

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

CANADA POST CORPORATION REGISTERED PENSION PLAN

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

STEWART I.G.E.M.S.LEADERS FUND (DST)

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

KAISER FOUNDATION HOSPITALS

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

PARAMETRIC EMERGING MARKETS FUND

CHEVRON UK PENSION PLAN

COMMONWEALTH BANK GROUP SUPER

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES LATIN AMERICA 40 ETF

ISHARES II PUBLIC LIMITED COMPANY

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF PLAT A EQ FD

SUNSUPER SUPERANNUATION FUND

SPDR MSCI ACWI EX-US ETF

SPDR SP EMERGING MARKETS ETF

PARTNER FI EM ACOES INVESTIMENTO NO EXTERIOR

CUSTODY BANK OF JAPAN, LTD. RE: RTB DWS B. E. P. M.

FIAM GROUP TRUST FOR EMP BEN PLANS: FIAM EMER MKTS COM POOL

VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD

DWS LATIN AMERICA EQUITY FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

GOVERNMENT OF SINGAPORE

FUTURE FUND BOARD OF GUARDIANS

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

CONSOLIDATED EDISON RETIREMENT PLAN

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFO

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

THRIVENT INTERNATIONAL ALLOCATION FUND

STICHTING PENSIOENFONDS UWV

EASTSPRING INVESTMENTS

LEGALGENERAL INTERNATIONAL INDEX TRUST

THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

LEBLON ACOES II MASTER FIA

PICTET - EMERGING MARKETS INDEX

DANSKE INVEST SICAV

CUSTODY BANK OF JAPAN, LTD. RE: DIAM BRICS EQUITY MOTHR FUND

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 3

ATAULFO LLC

FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN

FEDERATED HERMES I.F. P. L. C. ON B. OF F. H. G. E. M. E. F.

BELLSOUTH CORPORATION RFA VEBA TRUST

FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO

CENTRAL PROVIDENT FUND BOARD

MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND

FIDELITY SELECT EMERGING MARKETS EQUITY INSTITUTIONAL TRUST

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

CLARITAS INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO

FIRST ST INVEST ICVC - STEWART INVEST GL EMER MK SUST FUND

FIRST SENTIER INVESTORS ICVC -S. I. L. A. F.

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

LEBLON ICATU PREVIDENCIA FIM

SCHWAB EMERGING MARKETS EQUITY ETF

BRASIL CAPITAL MASTER FIA

ISHARES MSCI EMERGING MARKETS ETF

THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THORNBURG DEVELOPING WORLD FUND

CLARITAS VALOR FIA

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.

GREEN EFFECTS INVESTMENT PLC1

UPS GROUP TRUST

FIRST TRUST BICK INDEX FUND

PERFIN EQUITY HEDGE MASTER FIM

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

LUMINUS FUNDO DE INVESTIMENTO DE ACOES

QSUPER

BMO MSCI EMERGING MARKETS INDEX ETF

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

PERFIN FORESIGHT MASTER FUNDO DE INVESTIMENTO EM ACOES

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGALGENERAL GLOBAL EMERGING MARKETS INDEX FUND

CLARITAS HEDGEMASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP

CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES

MANASLU LLC

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

CLARITAS INFLACAO INSTITUCIONAL FIM

SELECT EQUITIES

QIC INTERNATIONAL EQUITIES FUND

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

STICHTING PENSIOENFONDS ING

EUROPEAN CENTRAL BANK

VERIZON MASTER SAVINGS TRUST

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

KAPITALFORENINGEN MP INVEST, GLOBALE AKTIER II

MARATHON UCITS FUNDS

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

PERFIN EQUITY HEDGE MASTER FIA

GLOBAL EMERGING MARKETS BALANCE PORTFOLIO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

JNL/MELLON EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

THE MARATHON-LONDON GLOBAL INVESTMENT TRUST I

ISHARES V PUBLIC LIMITED COMPANY

FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER

FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F

UI-E - J P MORGAN S/A DTVM

BRASIL CAPITAL 30 MASTER FIA

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832

GERDAU PREV 5 FUNDO DE INVESTIMENTO EM ACOES

MERCER QIF FUND PLC

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

BARRA FUNDO DE INVESTIMENTO EM ACOES

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

ASCENSION ALPHA FUND, LLC

SQUADRA TEXAS LLC

COMMONWEALTH SUPERANNUATION CORPORATION

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

DOW RETIREMENT GROUP TRUST

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

DEUTSCHE INVEST I BRAZILIAN EQUITIES

DWS INVEST LATIN AMERICAN EQUITIES

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

FIAM EMERGING MARKETS ALL CAP FUND, LP

BLACKROCK GLOBAL INDEX FUNDS

FIAM SELECT EMERGING MARKETS EQUITY FUND, LP

CALVERT WORLD VALUES FUNDS, INC. - CALVERT E M E FUND

STK LONG ONLY FIA

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

INVESTERINGSFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AK

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI A GL II

FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET

EATON VANCE MANAGEMENT

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

THORNBURG GLOBAL INVESTMENT PLC- THORNBURG DEVELOPING W F

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

STATE STREET IRELAND UNIT TRUST

HARBOR EMERGING MARKETS EQUITY FUND

SPDR SP EMERGING MARKETS FUND

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

ADVANCED SERIES TRUST-AST F. I. AMR Q. PORTFOLIO

XTRACKERS (IE) PUBLIC LIMITED COMPANY

PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST

XTRACKERS

THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

NN PARAPLUFONDS 1 N.V

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

LEGALGENERAL GLOBAL EQUITY INDEX FUND

MOBIUS LIFE LIMITED

ITAU FUNDS - LATIN AMERICA EQUITY FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

SPDR MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

POOL REINSURANCE COMPANY LIMITED

LEGALGENERAL COLLECTIVE INVESTMENT TRUST

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

INVESTERINGSFORENINGEN L PENSIONSINVESTERING, LPI A G IX AKK

AQR UCITS FUNDS

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

FIM PREVIDENCIARIO IHARA II

THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536

ACCIDENT COMPENSATION CORPORATION

HARBOR DIVERSIFIED INTERNATIONAL ALL CAP FUND

DEUTSCHE ASSETWEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF

THE BOARD OF THE PENSION PROTECTION FUND

GUIDEMARK EMERGING MARKETS FUND

WM POOL - EQUITIES TRUST NO. 75

NORTHERN TRUST UCITS FGR FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

GAM STAR FUND PLC

STATE STREET ICAV

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

MARATHON UCITS COMMON CONTRACTUAL FUND - M GLOBAL C C FUND

ISHARES ESG MSCI EM ETF

FIDELITY SALEM STREET T: FIDELITY TOTALINTE INDEX FUND

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

ISHARES IV PUBLIC LIMITED COMPANY

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

BARTHE HOLDINGS LLC

TYLER FINANCE LLC

LEGALGENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

THE MARATHON-LONDON EMERGING MARKETS INVESTMENT TRUST

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU

ANNAPURNA PSE FIA

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY INVESTMENT TRUST: FIDELITY FLEX INTERNATIONAL FUND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MARATHON-LONDON GLOBAL FUND, A SUB-FUND OF THE MARATHON-LOND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

THE COMMONWEALTH FUND

LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

LEGALGENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

SAFRA CONSUMO MASTER FIA

FUNDO DE INVESTIMENTO MULTIMERCADO COLISEU

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

MARATHON UCITS COMMON CONTRACTUAL FUND - MARATHON

VICTORYSHARES USAA MSCI E. M. VALUE M. ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

CLARITAS TOTAL RETURN MASTER FIM

METZLER ASSET MANAGEMENT GMBH FOR MI - FONDS 415

VANGUARD EMERGING MARKETS STOCK INDEX FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

CLARITAS ADVISORY ICATU PREVIDENCIA FIM

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

MSCI EQUITY INDEX FUND B - BRAZIL

SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

VANGUARD ESG INTERNATIONAL

FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGIN

WEST YORKSHIRE PENSION FUND

TORK MASTER FIA

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

TORK LONG ONLY INSTITUCIONAL MASTER FIA

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

ROBECO CAPITAL GROWTH FUNDS

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

BLACKROCK MSCI ACWI ESG FOCUS INDEX FUND

PUBLIC PENSION AGENCY

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISE

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

BRASIL CAPITAL PREV I MASTER FUNDO DE INVESTIMENTO EM ACOES

DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES

LEBLON PREV FIM FIFE

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA

PINEHURST PARTNERS, L.P.

SIX CIRCLES INTERNATIONAL UNCONSTRAINED EQUITY FUN

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

PHILADELPHIA GAS WORKS PENSION PLAN

CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

FIDEICOMISO FAE

BRASIL CAPITAL 70 XP SEGUROS ADVISORY PREVIDENCIA FUNDO DE I

PENSIOENFONDS WERK EN (RE)INTERGRATIE

MACQUARIE MULTI-FACTOR FUND

MERCER UCITS COMMON CONTRACTUAL FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO

DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES

CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO

TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE

PERFIN FORESIGHT 100 FUNDO DE INVESTIMENTO DE ACOES PREV FIF

MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE

PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK

FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF

THRIVENT CORE EMERGING MARKETS EQUITY FUND

CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK

ASSET MANAGEMENT EXCHANGE UCITS CCF

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

ISHARES ESG MSCI EM LEADERS ETF

1895 FONDS FGR

TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES

CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO

BLK MAGI FUND

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND

SAFRA ESG STRATEGY MASTER FUNDO DE INVESTIMENTO EM ACOES

LEGALGENERAL CCF

VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER

STICHTING PENSIOENFONDS PGB

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

LEBLON 70 BRASILPREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE

CLARITAS PREVIDENCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTI

ISHARES ESG ADVANCED MSCI EM ETF

ARERO - DER WELTFONDS -NACHHALTIG

LEBLON ACOES I MASTER FIA

BRASIL CAPITAL SUSTENTABILIDADE MASTER FIA

INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND

CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM

BRASIL CAPITAL MASTER 30 II FIA

IHARAPREV FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIARIO

BRASIL CAPITAL MASTER B PREV FUNDO DE INVESTIMENTO EM ACOES

EMLES LUXURY GOODS ETF

CAPE ANN SUSTAINABILITY FUND

CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR AMONE M

FREEDOM 100 EMERGING MARKETS ETF

DYNAMIC EMERGING MARKETS EQUITY FUND

VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AVIVA INVESTORS

AVIVA LIFEPENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

F A S VIII: FIDELITY ADV EMERGING MARKETS FUN

FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND

FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND

FIDELITY INVESTMENTS MONEY MANAGEMENT INC

FORSTA AP-FONDEN

H.E.S.T. AUSTRALIA LIMITED

MORNINGSTAR INTERNATIONAL SHARES HIGH OPPORTUNITIES U. T.

NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHING PENSIOENFONDS VOOR HUISARTSEN

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SEVAN S FATMOS INSTITUCIONAL MASTER FIA

ATMOS INSTITUCIONAL BR MASTER FUNDO DE INVESTIMENTO DE ACOES

LINUS LLC - BNY MELLON SERVICOS FINANCEIROS DTVM S.A.

ATMOS MASTER FUNDO DE INVESTIMENTO DE ACOES

ATMOS TERRA FUNDO DE INVESTIMENTO EM ACOES

ADILSON VICARI

FATOR NSE HIBISCO FIA

FI ELO ACOES INVESTIMENTO NO EXTERIOR

BRASIL CAPITAL FAMILIA PREVIDENCIA FIA

BRASIL CAPITAL PREVIDENCIARIO ITAU MASTER FIA

ROYAL FUNDO DE INVESTIMENTO EM ACOES

SQUADRA MASTER LONG BIASED FIA

SQUADRA MASTER LONG ONLY FIA

FPRV SQA SANHACO FIA PREVIDENCIARIO

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

GROUPER EQUITY LLC

SNAPPER EQUITY LLC

SV2 EQUITY LLC

SV3 EQUITY LLC

FUNDO DE INVESTIMENTO EM ACOES WPA EST IE

FIA WPA I INVESTIMENTO NO EXTERIOR

WPA MASTER MULTIMERCADO CREDITO PRIVADO FUNDO DE INVESTIMENT

REGINA GARJULLI

FP NEO TOTAL RETURN FUNDO DE INVESTIMENTO EM ACOES

NEO NAVITAS MASTER FIACONSTELLATION 70 PREVIDENCIA FIP MULTIMERCADO

CONSTELLATION COMPOUNDERS ESG MASTER FIA

CONSTELLATION ICATU 70 PREV FIM

CONSTELLATION INOVACAO FUNDO DE INVESTIMENTO EM ACOES BDR NI

CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE ACOES

CONSTELLATION RESERVA FUNDO DE INVESTIMENTO EM ACOES

CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMER

CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AC

CONSTELLATION 100 PREV FIM FIFE

BTG PACTUAL ARF EQUITIES BRASIL FIA IE

ABSOLUTO LLC

BTG PACTUAL ABSOLUTO BRASIL EQUITY FI RV

BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO

BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIM

BTG PACTUAL ABSOLUTO LS MASTER PREV FIM

BTG PACTUAL ABSOLUTO MASTER FIA

BTG PACTUAL ABSOLUTO PREVIDENCIA FIA

BTG PACTUAL ANDROMEDA FI DE ACOES

BTG PACTUAL DISCOVERY FIM

BTG PACTUAL DISCOVERY PREVIDENCIA MASTER FIM

BTG PACTUAL DIVIDENDOS MASTER FIA

BTG PACTUAL HEDGE FDO DE INVEST MULTIMERCADO

BTG PACTUAL HIGHLANDS FIM

BTG PACTUAL MULTI ACOES FIA

FIA AMIS

BTG PACTUAL IBOVESPA INDEXADO FIA

BTG PACTUAL DISCOVERY INST MASTER FIM CP

BTG PACTUAL MULTIMANAGER BBDC FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM

FUNDO DE INVESTIMENTO CAIXA BTG PACTUAL X 10 MULTIMERCADO LP

BRASILPREV BTG PACTUAL DISCOVERY PREV FIM

FUNDO DE INVESTIMENTO FUNPRESP MULTIMERCADO

ABSOLUTO PARTNERS INSTITUCIONAL MASTER FIA

ABSOLUTO PARTNERS MASTER FIA

AP LS MASTER FIA

ABSOLUTO PARTNERS INSTITUCIONAL 2 MASTER FIA

[signatures on the following page]

[signatures page]

We hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, SP, April 16, 2021.

Presiding Board:

____________________________ Henrique da Silva Gordo Lang Chairman	____________________________ Itamar Gaino Filho Secretary
____________________________
Moacir Salzstein
Secretary

NATURA &CO HOLDING S.A.

CNPJ/ME nº 32.785.497/0001-97 Companhia Aberta NIRE 35.300.531.582

Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

		COMMON SHARES 1			COMMON SHARES 2			COMMON SHARES 3			COMMON SHARES 4
CNPJ / CPF	SHAREHOLDING	Approval of the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020.			Approval of the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of the Company’s shares.			Resolve on the independence of Ms. Georgia Garinois-Melenikiotou, as candidate to the Company’s Board of Directors.			Election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.
	COMMON SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	YES	NO	ABSTAIN	APPROVE	REJECT	ABSTAIN
17162****	4,141,953	4,141,953	0	0	4,141,953	0	0	4,141,953	0	0	4,141,953	0	0
38394****	264,194	264,194	0	0	264,194	0	0	264,194	0	0	264,194	0	0
19726****	2,483,547	2,483,547	0	0	2,483,547	0	0	2,483,547	0	0	2,483,547	0	0
11188****	23,575,965	23,575,965	0	0	23,575,965	0	0	23,575,965	0	0	23,575,965	0	0
16569****	1,021,069	1,021,069	0	0	1,021,069	0	0	1,021,069	0	0	1,021,069	0	0
09013****	1,095,985	0	0	1,095,985	0	0	1,095,985	0	0	1,095,985	0	0	1,095,985
03707****	1,055,000	1,055,000	0	0	1,055,000	0	0	1,055,000	0	0	1,055,000	0	0
37278****	85,175	85,175	0	0	85,175	0	0	85,175	0	0	85,175	0	0
32320****	230,755	230,755	0	0	230,755	0	0	230,755	0	0	230,755	0	0
38108****	122,929	122,929	0	0	122,929	0	0	122,929	0	0	122,929	0	0
09412****	1,869,577	1,869,577	0	0	1,869,577	0	0	0	0	1,869,577	1,869,577	0	0
09288****	2,102,995	2,102,995	0	0	2,102,995	0	0	0	0	2,102,995	2,102,995	0	0
17256****	292,938	292,938	0	0	292,938	0	0	0	0	292,938	292,938	0	0
16569****	400,965	400,965	0	0	400,965	0	0	0	0	400,965	400,965	0	0
38452****	118,281	118,281	0	0	118,281	0	0	0	0	118,281	118,281	0	0
13174****	290,949	290,949	0	0	290,949	0	0	0	0	290,949	290,949	0	0
13174****	227,124	227,124	0	0	227,124	0	0	0	0	227,124	227,124	0	0
32280****	2,562,273	2,562,273	0	0	2,562,273	0	0	0	0	2,562,273	2,562,273	0	0
35612****	341,917	341,917	0	0	341,917	0	0	0	0	341,917	341,917	0	0
14713****	6,268,333	0	0	6,268,333	0	0	6,268,333	0	0	6,268,333	0	0	6,268,333
11274****	2,863,064	0	0	2,863,064	0	0	2,863,064	0	0	2,863,064	0	0	2,863,064
26406****	85,000	0	0	85,000	0	0	85,000	0	0	85,000	0	0	85,000
27250****	412,717	412,717	0	0	412,717	0	0	412,717	0	0	412,717	0	0
20889****	922,655	922,655	0	0	922,655	0	0	922,655	0	0	922,655	0	0
10519****	586,575	586,575	0	0	586,575	0	0	586,575	0	0	586,575	0	0
37564****	118,281	118,281	0	0	118,281	0	0	118,281	0	0	118,281	0	0
07046****	1,819,613	1,819,613	0	0	1,819,613	0	0	1,819,613	0	0	1,819,613	0	0
73232****	14,315,076	14,315,076	0	0	14,315,076	0	0	14,315,076	0	0	14,315,076	0	0
86399****	2,745,737	2,745,737	0	0	2,745,737	0	0	2,745,737	0	0	2,745,737	0	0
73777****	1,909,976	1,909,976	0	0	1,909,976	0	0	1,909,976	0	0	1,909,976	0	0
29522****	2,730,885	2,730,885	0	0	2,730,885	0	0	2,730,885	0	0	2,730,885	0	0
29522****	950,968	950,968	0	0	950,968	0	0	950,968	0	0	950,968	0	0
29522****	404,260	404,260	0	0	404,260	0	0	404,260	0	0	404,260	0	0
29522****	1,387,550	1,387,550	0	0	1,387,550	0	0	1,387,550	0	0	1,387,550	0	0
29522****	7,149,184	7,149,184	0	0	7,149,184	0	0	7,149,184	0	0	7,149,184	0	0
29522****	452,127	452,127	0	0	452,127	0	0	452,127	0	0	452,127	0	0
31766****	1,320,137	1,320,137	0	0	1,320,137	0	0	1,320,137	0	0	1,320,137	0	0
10643****	446,302	446,302	0	0	446,302	0	0	446,302	0	0	446,302	0	0
15248****	1,258,154	1,258,154	0	0	1,258,154	0	0	1,258,154	0	0	1,258,154	0	0
29550****	177,024	177,024	0	0	177,024	0	0	177,024	0	0	177,024	0	0
35916****	796,394	796,394	0	0	796,394	0	0	796,394	0	0	796,394	0	0
30178****	301,427	301,427	0	0	301,427	0	0	301,427	0	0	301,427	0	0
36352****	164,400	164,400	0	0	164,400	0	0	164,400	0	0	164,400	0	0
11225****	10,580,219	10,580,219	0	0	10,580,219	0	0	10,580,219	0	0	10,580,219	0	0
38481****	52,000	52,000	0	0	52,000	0	0	52,000	0	0	52,000	0	0
29092****	77,958	77,958	0	0	77,958	0	0	77,958	0	0	77,958	0	0
38386****	304,300	304,300	0	0	304,300	0	0	304,300	0	0	304,300	0	0
31923****	369,303	369,303	0	0	369,303	0	0	369,303	0	0	369,303	0	0
28462****	566,186	566,186	0	0	566,186	0	0	566,186	0	0	566,186	0	0
11481****	34,908	34,908	0	0	34,908	0	0	34,908	0	0	34,908	0	0
26284****	126,485	126,485	0	0	126,485	0	0	126,485	0	0	126,485	0	0
08913****	8,270	8,270	0	0	8,270	0	0	8,270	0	0	8,270	0	0
17009****	6,749,235	6,749,235	0	0	6,749,235	0	0	6,749,235	0	0	6,749,235	0	0
14816****	1,056,955	1,056,955	0	0	1,056,955	0	0	1,056,955	0	0	1,056,955	0	0
37967****	139,630	139,630	0	0	139,630	0	0	139,630	0	0	139,630	0	0
37927****	16,854	16,854	0	0	16,854	0	0	16,854	0	0	16,854	0	0
12976****	4,017,570	4,017,570	0	0	4,017,570	0	0	4,017,570	0	0	4,017,570	0	0
21336****	139,761	139,761	0	0	139,761	0	0	139,761	0	0	139,761	0	0
40428****	98,700	98,700	0	0	98,700	0	0	98,700	0	0	98,700	0	0
01214****	293,059	293,059	0	0	293,059	0	0	293,059	0	0	293,059	0	0
29587****	29,064	29,064	0	0	29,064	0	0	29,064	0	0	29,064	0	0
18969****	196,162	196,162	0	0	196,162	0	0	196,162	0	0	196,162	0	0
00888****	2,603	2,603	0	0	2,603	0	0	2,603	0	0	2,603	0	0
33598****	115,116	115,116	0	0	115,116	0	0	115,116	0	0	115,116	0	0
08623****	11,627	11,627	0	0	11,627	0	0	11,627	0	0	11,627	0	0
28720****	26,900	26,900	0	0	26,900	0	0	26,900	0	0	26,900	0	0
32743****	26,716	26,716	0	0	26,716	0	0	26,716	0	0	26,716	0	0
36248****	50,715	50,715	0	0	50,715	0	0	50,715	0	0	50,715	0	0
09076****	28,759	28,759	0	0	28,759	0	0	28,759	0	0	28,759	0	0
05656****	2,125	2,125	0	0	2,125	0	0	2,125	0	0	2,125	0	0
12227****	29,309	29,309	0	0	29,309	0	0	29,309	0	0	29,309	0	0
17433****	404,313	404,313	0	0	404,313	0	0	404,313	0	0	404,313	0	0
37428****	95,641	95,641	0	0	95,641	0	0	95,641	0	0	95,641	0	0
20977****	35,579	35,579	0	0	35,579	0	0	35,579	0	0	35,579	0	0
34172****	2,108,416	2,108,416	0	0	2,108,416	0	0	2,108,416	0	0	2,108,416	0	0
34172****	20,148,672	20,148,672	0	0	20,148,672	0	0	20,148,672	0	0	20,148,672	0	0
36247****	2,474,365	2,474,365	0	0	2,474,365	0	0	2,474,365	0	0	2,474,365	0	0
38173****	66,409	66,409	0	0	66,409	0	0	66,409	0	0	66,409	0	0
54791****	1,810,417	0	1,810,417	0	1,810,417	0	0	1,810,417	0	0	0	1,810,417	0
54797****	2,716,424	0	2,716,424	0	2,716,424	0	0	2,716,424	0	0	2,716,424	0	0
54799****	7,900	0	7,900	0	7,900	0	0	7,900	0	0	0	7,900	0
58386****	2,846,240	0	2,846,240	0	2,846,240	0	0	2,846,240	0	0	2,846,240	0	0
58387****	68,293	0	68,293	0	68,293	0	0	68,293	0	0	68,293	0	0
58387****	1,453,228	0	1,453,228	0	1,453,228	0	0	1,453,228	0	0	1,453,228	0	0
58388****	15,225	0	15,225	0	15,225	0	0	15,225	0	0	15,225	0	0
58392****	137,541	137,541	0	0	137,541	0	0	137,541	0	0	137,541	0	0
58392****	92,700	0	92,700	0	92,700	0	0	92,700	0	0	92,700	0	0
58392****	839,987	0	839,987	0	839,987	0	0	839,987	0	0	839,987	0	0
58392****	323,300	0	323,300	0	323,300	0	0	323,300	0	0	323,300	0	0
58393****	1,243,720	1,243,720	0	0	1,243,720	0	0	0	0	1,243,720	1,243,720	0	0
58394****	83,000	0	83,000	0	83,000	0	0	83,000	0	0	83,000	0	0
58394****	731,427	731,427	0	0	731,427	0	0	731,427	0	0	731,427	0	0
58396****	7,133,636	7,133,636	0	0	7,133,636	0	0	7,133,636	0	0	7,133,636	0	0
58396****	880,771	880,771	0	0	880,771	0	0	880,771	0	0	880,771	0	0
58397****	13,065	13,065	0	0	13,065	0	0	13,065	0	0	13,065	0	0
58397****	433,799	0	433,799	0	433,799	0	0	433,799	0	0	433,799	0	0
58399****	9,052	0	9,052	0	9,052	0	0	9,052	0	0	9,052	0	0
58399****	2,180,832	2,180,832	0	0	2,180,832	0	0	2,180,832	0	0	2,180,832	0	0
58399****	104,447	0	104,447	0	104,447	0	0	104,447	0	0	104,447	0	0
58400****	58,700	0	58,700	0	58,700	0	0	58,700	0	0	58,700	0	0
58400****	8,143	0	8,143	0	8,143	0	0	8,143	0	0	8,143	0	0
58400****	19,315	0	19,315	0	19,315	0	0	19,315	0	0	19,315	0	0
58400****	519,291	0	519,291	0	519,291	0	0	519,291	0	0	519,291	0	0
58401****	2,873,810	0	0	2,873,810	2,873,810	0	0	2,873,810	0	0	2,873,810	0	0
58402****	1,457,881	0	1,457,881	0	1,457,881	0	0	1,457,881	0	0	1,457,881	0	0
59850****	248,089	0	248,089	0	248,089	0	0	248,089	0	0	248,089	0	0
59868****	1,709,669	1,709,669	0	0	1,709,669	0	0	1,709,669	0	0	1,709,669	0	0
59868****	9,265,203	0	9,265,203	0	9,265,203	0	0	9,265,203	0	0	9,265,203	0	0
59869****	556,834	0	556,834	0	556,834	0	0	556,834	0	0	556,834	0	0
59871****	4,131,200	4,131,200	0	0	4,131,200	0	0	4,131,200	0	0	4,131,200	0	0
59871****	10,900	10,900	0	0	10,900	0	0	10,900	0	0	10,900	0	0
59875****	3,300	0	3,300	0	3,300	0	0	3,300	0	0	3,300	0	0
59877****	52,600	0	52,600	0	52,600	0	0	52,600	0	0	52,600	0	0
59877****	3,387	0	3,387	0	3,387	0	0	3,387	0	0	3,387	0	0
59877****	124,750	124,750	0	0	124,750	0	0	124,750	0	0	124,750	0	0
59878****	477,523	0	477,523	0	477,523	0	0	477,523	0	0	477,523	0	0
59880****	1,581,931	1,581,931	0	0	1,581,931	0	0	0	0	1,581,931	1,581,931	0	0
60463****	6,356	6,356	0	0	6,356	0	0	6,356	0	0	6,356	0	0
62390****	90,288	0	90,288	0	90,288	0	0	90,288	0	0	90,288	0	0
65411****	91,824	0	91,824	0	91,824	0	0	91,824	0	0	91,824	0	0
69434****	128,427	0	128,427	0	128,427	0	0	128,427	0	0	128,427	0	0
71409****	923	923	0	0	923	0	0	923	0	0	923	0	0
71409****	158,252	0	158,252	0	158,252	0	0	158,252	0	0	158,252	0	0
71410****	2,130	0	2,130	0	2,130	0	0	2,130	0	0	2,130	0	0
71410****	47,600	0	47,600	0	47,600	0	0	47,600	0	0	47,600	0	0
71913****	633,039	0	633,039	0	633,039	0	0	633,039	0	0	633,039	0	0
72473****	119,661	0	119,661	0	119,661	0	0	119,661	0	0	119,661	0	0
73333****	6,710	0	6,710	0	6,710	0	0	6,710	0	0	6,710	0	0
73456****	16,322	16,322	0	0	16,322	0	0	16,322	0	0	16,322	0	0
74186****	11,780	0	11,780	0	11,780	0	0	11,780	0	0	11,780	0	0
74186****	26,929	26,929	0	0	26,929	0	0	26,929	0	0	26,929	0	0
74186****	1,245,939	0	1,245,939	0	1,245,939	0	0	1,245,939	0	0	1,245,939	0	0
74186****	827,732	0	827,732	0	827,732	0	0	827,732	0	0	827,732	0	0
74963****	2,922,561	0	2,922,561	0	2,922,561	0	0	2,922,561	0	0	2,922,561	0	0
74963****	13,367	13,367	0	0	13,367	0	0	13,367	0	0	13,367	0	0
75069****	371,652	0	371,652	0	371,652	0	0	371,652	0	0	371,652	0	0
75069****	114,964	0	114,964	0	114,964	0	0	114,964	0	0	114,964	0	0
75166****	8,401	0	8,401	0	8,401	0	0	8,401	0	0	8,401	0	0
75363****	79,042	0	79,042	0	79,042	0	0	79,042	0	0	79,042	0	0
75364****	1,678,886	0	1,678,886	0	1,678,886	0	0	1,678,886	0	0	1,678,886	0	0
76224****	2,630,008	0	2,630,008	0	2,630,008	0	0	2,630,008	0	0	2,630,008	0	0
76478****	41,509	0	41,509	0	41,509	0	0	41,509	0	0	41,509	0	0
77714****	371,900	371,900	0	0	371,900	0	0	371,900	0	0	371,900	0	0
78464****	51,800	0	51,800	0	51,800	0	0	51,800	0	0	51,800	0	0
78892****	33,822	0	33,822	0	33,822	0	0	33,822	0	0	33,822	0	0
79403****	261,801	0	261,801	0	261,801	0	0	261,801	0	0	261,801	0	0
79403****	12,827	12,827	0	0	12,827	0	0	12,827	0	0	12,827	0	0
79907****	110,732	0	110,732	0	110,732	0	0	110,732	0	0	110,732	0	0
80755****	34,100	0	34,100	0	34,100	0	0	34,100	0	0	34,100	0	0
82689****	5,799	0	5,799	0	5,799	0	0	5,799	0	0	5,799	0	0
82756****	66,900	0	66,900	0	66,900	0	0	66,900	0	0	66,900	0	0
82780****	28,946	0	28,946	0	28,946	0	0	28,946	0	0	28,946	0	0
82950****	15,083,710	0	15,083,710	0	15,083,710	0	0	15,083,710	0	0	15,083,710	0	0
82950****	3,633,700	0	3,633,700	0	3,633,700	0	0	3,633,700	0	0	3,633,700	0	0
83362****	584,509	0	584,509	0	584,509	0	0	584,509	0	0	584,509	0	0
83609****	110,000	0	110,000	0	110,000	0	0	110,000	0	0	110,000	0	0
83609****	82,053	0	82,053	0	82,053	0	0	82,053	0	0	82,053	0	0
83874****	63,693	63,693	0	0	63,693	0	0	63,693	0	0	63,693	0	0
83903****	645,180	645,180	0	0	645,180	0	0	645,180	0	0	645,180	0	0
84646****	1,621,490	1,621,490	0	0	1,621,490	0	0	1,621,490	0	0	1,621,490	0	0
85390****	70,000	0	70,000	0	70,000	0	0	0	70,000	0	0	70,000	0
85485****	328,400	328,400	0	0	328,400	0	0	328,400	0	0	328,400	0	0
85524****	777,681	0	777,681	0	777,681	0	0	777,681	0	0	777,681	0	0
85615****	38,800	0	38,800	0	38,800	0	0	38,800	0	0	38,800	0	0
85796****	295,032	0	295,032	0	295,032	0	0	295,032	0	0	295,032	0	0
86253****	239,427	0	239,427	0	239,427	0	0	239,427	0	0	239,427	0	0
86404****	15,486	15,486	0	0	15,486	0	0	15,486	0	0	15,486	0	0
87318****	17,964	0	17,964	0	17,964	0	0	17,964	0	0	17,964	0	0
87658****	31,313,781	0	0	31,313,781	31,313,781	0	0	31,313,781	0	0	31,313,781	0	0
88575****	473,427	473,427	0	0	473,427	0	0	473,427	0	0	473,427	0	0
90483****	62,157	62,157	0	0	62,157	0	0	62,157	0	0	62,157	0	0
90667****	322,685	0	322,685	0	322,685	0	0	322,685	0	0	322,685	0	0
90735****	763,125	0	763,125	0	763,125	0	0	763,125	0	0	763,125	0	0
90897****	380,126	0	380,126	0	380,126	0	0	380,126	0	0	380,126	0	0
90897****	32,249	0	32,249	0	32,249	0	0	32,249	0	0	32,249	0	0
91160****	40,500	40,500	0	0	40,500	0	0	40,500	0	0	40,500	0	0
91457****	8,402,125	0	8,402,125	0	8,402,125	0	0	8,402,125	0	0	8,402,125	0	0
91635****	682,337	0	682,337	0	682,337	0	0	682,337	0	0	682,337	0	0
92863****	1,594,700	1,594,700	0	0	1,594,700	0	0	1,594,700	0	0	1,594,700	0	0
92990****	924,759	924,759	0	0	924,759	0	0	924,759	0	0	924,759	0	0
93304****	56,100	0	56,100	0	56,100	0	0	56,100	0	0	56,100	0	0
93305****	63,700	0	63,700	0	63,700	0	0	63,700	0	0	63,700	0	0
93362****	15,800	0	15,800	0	15,800	0	0	15,800	0	0	15,800	0	0
93675****	4,600	0	4,600	0	4,600	0	0	4,600	0	0	4,600	0	0
94115****	105,035	0	105,035	0	105,035	0	0	105,035	0	0	105,035	0	0
94420****	1,600	0	1,600	0	1,600	0	0	1,600	0	0	1,600	0	0
94700****	70,195	0	70,195	0	70,195	0	0	70,195	0	0	70,195	0	0
95457****	9,500	0	9,500	0	9,500	0	0	9,500	0	0	9,500	0	0
95596****	351,911	0	351,911	0	351,911	0	0	351,911	0	0	351,911	0	0
95675****	45,300	0	45,300	0	45,300	0	0	45,300	0	0	45,300	0	0
95931****	759,366	0	759,366	0	759,366	0	0	759,366	0	0	759,366	0	0
96209****	91,425	0	91,425	0	91,425	0	0	91,425	0	0	91,425	0	0
96275****	23,985	0	23,985	0	23,985	0	0	23,985	0	0	23,985	0	0
10205****	1,180	0	1,180	0	1,180	0	0	1,180	0	0	1,180	0	0
10346****	1,533,638	1,533,638	0	0	1,533,638	0	0	1,533,638	0	0	1,533,638	0	0
10374****	104,994	0	104,994	0	104,994	0	0	104,994	0	0	104,994	0	0
10400****	284,149	0	284,149	0	284,149	0	0	284,149	0	0	284,149	0	0
10419****	1,200	0	1,200	0	1,200	0	0	1,200	0	0	1,200	0	0
10419****	57,100	0	57,100	0	57,100	0	0	57,100	0	0	57,100	0	0
10447****	373,100	373,100	0	0	373,100	0	0	373,100	0	0	373,100	0	0
10475****	152,064	152,064	0	0	152,064	0	0	152,064	0	0	152,064	0	0
10481****	18,361,901	18,361,901	0	0	18,361,901	0	0	18,361,901	0	0	18,361,901	0	0
10512****	6,003,936	0	6,003,936	0	6,003,936	0	0	6,003,936	0	0	6,003,936	0	0
10539****	8,320	8,320	0	0	8,320	0	0	8,320	0	0	8,320	0	0
10553****	1,212,450	1,212,450	0	0	1,212,450	0	0	1,212,450	0	0	1,212,450	0	0
10569****	142,500	0	142,500	0	142,500	0	0	142,500	0	0	142,500	0	0
10596****	1,975	0	1,975	0	1,975	0	0	1,975	0	0	1,975	0	0
10661****	3,153	0	3,153	0	3,153	0	0	3,153	0	0	3,153	0	0
10678****	11,100	11,100	0	0	11,100	0	0	11,100	0	0	11,100	0	0
10700****	406,298	0	406,298	0	406,298	0	0	406,298	0	0	406,298	0	0
10705****	28,600	0	0	28,600	28,600	0	0	0	0	28,600	0	0	28,600
10750****	648,300	648,300	0	0	648,300	0	0	648,300	0	0	648,300	0	0
10750****	29,603	29,603	0	0	29,603	0	0	29,603	0	0	29,603	0	0
10762****	14,802	0	14,802	0	14,802	0	0	14,802	0	0	14,802	0	0
10916****	1,405,896	0	1,405,896	0	1,405,896	0	0	1,405,896	0	0	1,405,896	0	0
10975****	58,872	58,872	0	0	58,872	0	0	58,872	0	0	58,872	0	0
11026****	73,393	73,393	0	0	73,393	0	0	73,393	0	0	73,393	0	0
11030****	825,819	0	825,819	0	825,819	0	0	825,819	0	0	825,819	0	0
11098****	692,563	692,563	0	0	692,563	0	0	692,563	0	0	692,563	0	0
11100****	1,053,334	0	1,053,334	0	1,053,334	0	0	1,053,334	0	0	1,053,334	0	0
11176****	2,101,671	2,101,671	0	0	2,101,671	0	0	2,101,671	0	0	2,101,671	0	0
11184****	3,488,211	0	3,488,211	0	3,488,211	0	0	3,488,211	0	0	3,488,211	0	0
11265****	162,000	0	162,000	0	162,000	0	0	162,000	0	0	162,000	0	0
11311****	547,078	0	547,078	0	547,078	0	0	547,078	0	0	547,078	0	0
11315****	1,890,345	0	1,890,345	0	1,890,345	0	0	1,890,345	0	0	1,890,345	0	0
11357****	240,500	0	0	240,500	240,500	0	0	0	0	240,500	0	0	240,500
11386****	28,100	0	28,100	0	28,100	0	0	28,100	0	0	28,100	0	0
11410****	157,008	0	157,008	0	157,008	0	0	157,008	0	0	157,008	0	0
11410****	506,400	506,400	0	0	506,400	0	0	506,400	0	0	506,400	0	0
11584****	106,092	0	106,092	0	106,092	0	0	106,092	0	0	106,092	0	0
11695****	63,560	0	0	63,560	0	0	63,560	0	0	63,560	0	0	63,560
11729****	86,300	86,300	0	0	86,300	0	0	86,300	0	0	86,300	0	0
11741****	49,500	0	0	49,500	0	0	49,500	0	0	49,500	0	0	49,500
11811****	670,978	0	670,978	0	670,978	0	0	670,978	0	0	670,978	0	0
11841****	314,668	0	314,668	0	314,668	0	0	314,668	0	0	314,668	0	0
11882****	305,993	0	305,993	0	305,993	0	0	305,993	0	0	305,993	0	0
11906****	100,614	0	100,614	0	100,614	0	0	100,614	0	0	100,614	0	0
11952****	449,100	0	0	449,100	0	0	449,100	0	0	449,100	0	0	449,100
12068****	467,119	467,119	0	0	467,119	0	0	467,119	0	0	467,119	0	0
12094****	186,182	0	186,182	0	186,182	0	0	186,182	0	0	186,182	0	0
12219****	10,700	0	0	10,700	10,700	0	0	0	0	10,700	0	0	10,700
12219****	384,600	0	0	384,600	0	384,600	0	0	0	384,600	0	0	384,600
12297****	1,004,397	1,004,397	0	0	1,004,397	0	0	0	0	1,004,397	0	0	1,004,397
12428****	1,049,493	1,049,493	0	0	1,049,493	0	0	1,049,493	0	0	1,049,493	0	0
12525****	45,162	0	45,162	0	45,162	0	0	45,162	0	0	45,162	0	0
13022****	4,942	4,942	0	0	4,942	0	0	4,942	0	0	4,942	0	0
13176****	800	0	0	800	800	0	0	0	0	800	0	0	800
13188****	204,125	0	204,125	0	204,125	0	0	204,125	0	0	204,125	0	0
13208****	3,134	0	3,134	0	3,134	0	0	3,134	0	0	3,134	0	0
13296****	14,244	0	14,244	0	14,244	0	0	14,244	0	0	14,244	0	0
13296****	32,439	0	32,439	0	32,439	0	0	32,439	0	0	32,439	0	0
13362****	66,940	66,940	0	0	66,940	0	0	66,940	0	0	66,940	0	0
13429****	63,873	0	63,873	0	63,873	0	0	63,873	0	0	63,873	0	0
13442****	34,325	34,325	0	0	34,325	0	0	34,325	0	0	34,325	0	0
13442****	25,711	0	25,711	0	25,711	0	0	25,711	0	0	25,711	0	0
13628****	21,400	0	21,400	0	21,400	0	0	21,400	0	0	21,400	0	0
13709****	244,085	0	244,085	0	244,085	0	0	244,085	0	0	244,085	0	0
13725****	42,818	0	42,818	0	42,818	0	0	42,818	0	0	42,818	0	0
13725****	26,781	0	26,781	0	26,781	0	0	26,781	0	0	26,781	0	0
13775****	261,470	0	261,470	0	261,470	0	0	261,470	0	0	261,470	0	0
13834****	144,891	0	144,891	0	144,891	0	0	144,891	0	0	144,891	0	0
13834****	260,915	0	260,915	0	260,915	0	0	260,915	0	0	260,915	0	0
13855****	30,900	0	0	30,900	0	0	30,900	0	0	30,900	0	0	30,900
13956****	48,000	0	48,000	0	48,000	0	0	0	48,000	0	0	48,000	0
13973****	433,836	0	433,836	0	433,836	0	0	433,836	0	0	433,836	0	0
13981****	124,500	0	124,500	0	124,500	0	0	124,500	0	0	124,500	0	0
14012****	552,990	0	552,990	0	552,990	0	0	552,990	0	0	552,990	0	0
14027****	251,303	0	251,303	0	251,303	0	0	251,303	0	0	251,303	0	0
14067****	10,499	0	10,499	0	10,499	0	0	10,499	0	0	10,499	0	0
14153****	22,945	0	22,945	0	22,945	0	0	22,945	0	0	22,945	0	0
14212****	248,153	248,153	0	0	248,153	0	0	248,153	0	0	248,153	0	0
14212****	281,318	281,318	0	0	281,318	0	0	281,318	0	0	281,318	0	0
14258****	166,400	0	166,400	0	166,400	0	0	166,400	0	0	166,400	0	0
14284****	6,174,658	6,174,658	0	0	6,174,658	0	0	6,174,658	0	0	6,174,658	0	0
14366****	37,734	0	37,734	0	37,734	0	0	0	37,734	0	0	37,734	0
14541****	89,271	0	0	89,271	89,271	0	0	89,271	0	0	89,271	0	0
14541****	474,603	0	474,603	0	474,603	0	0	474,603	0	0	474,603	0	0
14639****	521,448	521,448	0	0	521,448	0	0	521,448	0	0	521,448	0	0
14819****	258,478	0	258,478	0	258,478	0	0	258,478	0	0	258,478	0	0
14950****	267,357	267,357	0	0	267,357	0	0	267,357	0	0	267,357	0	0
14988****	247,802	0	247,802	0	247,802	0	0	247,802	0	0	247,802	0	0
15085****	18,900	0	18,900	0	18,900	0	0	18,900	0	0	18,900	0	0
15154****	539,420	539,420	0	0	539,420	0	0	539,420	0	0	539,420	0	0
15189****	109,867	0	109,867	0	109,867	0	0	109,867	0	0	109,867	0	0
15231****	2,400	0	2,400	0	2,400	0	0	2,400	0	0	2,400	0	0
15248****	1,079,779	1,079,779	0	0	1,079,779	0	0	0	0	1,079,779	1,079,779	0	0
15265****	105,044	0	105,044	0	105,044	0	0	105,044	0	0	105,044	0	0
15265****	5,900	0	5,900	0	5,900	0	0	5,900	0	0	5,900	0	0
15272****	96,080	0	96,080	0	96,080	0	0	96,080	0	0	96,080	0	0
15421****	82,802	0	82,802	0	82,802	0	0	82,802	0	0	82,802	0	0
15559****	1,400	1,400	0	0	1,400	0	0	1,400	0	0	1,400	0	0
16816****	1,557,358	1,557,358	0	0	1,557,358	0	0	1,557,358	0	0	1,557,358	0	0
16878****	15,558	0	15,558	0	15,558	0	0	15,558	0	0	15,558	0	0
16947****	196,400	0	196,400	0	196,400	0	0	0	196,400	0	0	196,400	0
16947****	34,000	0	34,000	0	34,000	0	0	0	34,000	0	0	34,000	0
16947****	7,803,587	0	7,803,587	0	7,803,587	0	0	7,803,587	0	0	7,803,587	0	0
16947****	871,888	0	871,888	0	871,888	0	0	871,888	0	0	871,888	0	0
16990****	223,700	223,700	0	0	223,700	0	0	223,700	0	0	223,700	0	0
16997****	267,500	267,500	0	0	267,500	0	0	267,500	0	0	267,500	0	0
17021****	69,226	0	69,226	0	69,226	0	0	69,226	0	0	69,226	0	0
17036****	111,545	111,545	0	0	111,545	0	0	111,545	0	0	111,545	0	0
17075****	4,237,861	0	4,237,861	0	4,237,861	0	0	4,237,861	0	0	4,237,861	0	0
17164****	232,196	232,196	0	0	232,196	0	0	0	0	232,196	0	0	232,196
17181****	18,000	0	18,000	0	18,000	0	0	18,000	0	0	18,000	0	0
17209****	14,400	0	14,400	0	14,400	0	0	14,400	0	0	14,400	0	0
17849****	2,728	0	2,728	0	2,728	0	0	2,728	0	0	2,728	0	0
17858****	23,474	0	23,474	0	23,474	0	0	23,474	0	0	23,474	0	0
17858****	98,840	0	98,840	0	98,840	0	0	98,840	0	0	98,840	0	0
17867****	22,237	0	22,237	0	22,237	0	0	22,237	0	0	22,237	0	0
17911****	1,100	0	1,100	0	1,100	0	0	1,100	0	0	1,100	0	0
17934****	122,236	0	122,236	0	122,236	0	0	122,236	0	0	122,236	0	0
17998****	25,462	0	25,462	0	25,462	0	0	25,462	0	0	25,462	0	0
18030****	16,466	0	16,466	0	16,466	0	0	16,466	0	0	16,466	0	0
18077****	677,663	0	677,663	0	677,663	0	0	677,663	0	0	677,663	0	0
18214****	23,556	0	23,556	0	23,556	0	0	23,556	0	0	23,556	0	0
18279****	14,200	0	14,200	0	14,200	0	0	14,200	0	0	14,200	0	0
18497****	3,551	0	3,551	0	3,551	0	0	3,551	0	0	3,551	0	0
18497****	3,891	0	3,891	0	3,891	0	0	3,891	0	0	3,891	0	0
18830****	44,535	44,535	0	0	44,535	0	0	44,535	0	0	44,535	0	0
19049****	80,200	0	80,200	0	80,200	0	0	80,200	0	0	80,200	0	0
19244****	1,473	1,473	0	0	1,473	0	0	1,473	0	0	1,473	0	0
19270****	2,400	0	2,400	0	2,400	0	0	2,400	0	0	2,400	0	0
19449****	5,331	0	5,331	0	5,331	0	0	5,331	0	0	5,331	0	0
19530****	113,294	113,294	0	0	113,294	0	0	113,294	0	0	113,294	0	0
19530****	997,916	0	997,916	0	997,916	0	0	0	997,916	0	0	997,916	0
19573****	30,300	0	30,300	0	30,300	0	0	30,300	0	0	30,300	0	0
19754****	210,722	0	210,722	0	210,722	0	0	0	210,722	0	0	210,722	0
19800****	32,525	32,525	0	0	32,525	0	0	32,525	0	0	32,525	0	0
19808****	96,341	0	96,341	0	96,341	0	0	96,341	0	0	96,341	0	0
19822****	461,375	0	461,375	0	461,375	0	0	461,375	0	0	461,375	0	0
19837****	116,600	0	116,600	0	116,600	0	0	116,600	0	0	116,600	0	0
19874****	135,174	0	135,174	0	135,174	0	0	135,174	0	0	135,174	0	0
19874****	63,626	0	63,626	0	63,626	0	0	63,626	0	0	63,626	0	0
19893****	2,007,010	2,007,010	0	0	2,007,010	0	0	2,007,010	0	0	2,007,010	0	0
19910****	17,762	17,762	0	0	17,762	0	0	17,762	0	0	17,762	0	0
20026****	395	395	0	0	395	0	0	395	0	0	395	0	0
20196****	577,060	577,060	0	0	577,060	0	0	577,060	0	0	577,060	0	0
20196****	1,256,077	0	1,256,077	0	1,256,077	0	0	1,256,077	0	0	1,256,077	0	0
20270****	50,170	0	50,170	0	50,170	0	0	50,170	0	0	50,170	0	0
20270****	674,248	0	674,248	0	674,248	0	0	674,248	0	0	674,248	0	0
20349****	30,200	0	30,200	0	30,200	0	0	30,200	0	0	30,200	0	0
20397****	28,140	0	28,140	0	28,140	0	0	28,140	0	0	28,140	0	0
20447****	5,469	0	5,469	0	5,469	0	0	5,469	0	0	5,469	0	0
20544****	600	0	600	0	600	0	0	600	0	0	600	0	0
20622****	107,837	107,837	0	0	107,837	0	0	107,837	0	0	107,837	0	0
20849****	3,809	0	3,809	0	3,809	0	0	3,809	0	0	3,809	0	0
20923****	5,531	0	5,531	0	5,531	0	0	5,531	0	0	5,531	0	0
21141****	55,374	0	55,374	0	55,374	0	0	55,374	0	0	55,374	0	0
21166****	3,907	3,907	0	0	3,907	0	0	3,907	0	0	3,907	0	0
21273****	895,761	0	895,761	0	895,761	0	0	895,761	0	0	895,761	0	0
21403****	1,047	1,047	0	0	1,047	0	0	1,047	0	0	1,047	0	0
21469****	19,800	0	19,800	0	19,800	0	0	19,800	0	0	19,800	0	0
21542****	4,800	0	4,800	0	4,800	0	0	4,800	0	0	4,800	0	0
21826****	1,861	0	1,861	0	1,861	0	0	1,861	0	0	1,861	0	0
21962****	200,051	0	200,051	0	200,051	0	0	200,051	0	0	200,051	0	0
22321****	189,982	0	189,982	0	189,982	0	0	189,982	0	0	189,982	0	0
22403****	21,386	0	21,386	0	21,386	0	0	21,386	0	0	21,386	0	0
22576****	46,200	0	46,200	0	46,200	0	0	46,200	0	0	46,200	0	0
22630****	29,900	0	29,900	0	29,900	0	0	29,900	0	0	29,900	0	0
22630****	77,842	0	77,842	0	77,842	0	0	77,842	0	0	77,842	0	0
22875****	39,033	39,033	0	0	39,033	0	0	39,033	0	0	39,033	0	0
22896****	89,490	89,490	0	0	89,490	0	0	89,490	0	0	89,490	0	0
22899****	6,472	0	0	6,472	6,472	0	0	0	0	6,472	0	0	6,472
23060****	65,050	65,050	0	0	65,050	0	0	65,050	0	0	65,050	0	0
23384****	222,803	0	0	222,803	222,803	0	0	222,803	0	0	222,803	0	0
23516****	553,961	0	553,961	0	553,961	0	0	553,961	0	0	553,961	0	0
23563****	86,000	0	86,000	0	86,000	0	0	0	86,000	0	0	86,000	0
23572****	6,752	0	6,752	0	6,752	0	0	6,752	0	0	6,752	0	0
23590****	13,627	0	13,627	0	13,627	0	0	13,627	0	0	13,627	0	0
23590****	27,000	27,000	0	0	27,000	0	0	27,000	0	0	27,000	0	0
23794****	508,624	0	508,624	0	508,624	0	0	508,624	0	0	508,624	0	0
23874****	404,626	0	404,626	0	404,626	0	0	404,626	0	0	404,626	0	0
23952****	11,400	0	11,400	0	11,400	0	0	11,400	0	0	11,400	0	0
23952****	12,006	12,006	0	0	12,006	0	0	12,006	0	0	12,006	0	0
24569****	16,393	16,393	0	0	16,393	0	0	16,393	0	0	16,393	0	0
24620****	331,024	0	331,024	0	331,024	0	0	331,024	0	0	331,024	0	0
24676****	2,039,984	0	2,039,984	0	2,039,984	0	0	2,039,984	0	0	2,039,984	0	0
24779****	206,452	0	206,452	0	206,452	0	0	206,452	0	0	206,452	0	0
24897****	15,900	0	15,900	0	15,900	0	0	15,900	0	0	15,900	0	0
24935****	2,013,039	0	2,013,039	0	2,013,039	0	0	2,013,039	0	0	2,013,039	0	0
25138****	8,192	0	8,192	0	8,192	0	0	0	8,192	0	0	8,192	0
25454****	384,697	384,697	0	0	384,697	0	0	384,697	0	0	384,697	0	0
25454****	4,624,440	4,624,440	0	0	4,624,440	0	0	4,624,440	0	0	4,624,440	0	0
26160****	165,714	0	165,714	0	165,714	0	0	165,714	0	0	165,714	0	0
26311****	13,726	0	13,726	0	13,726	0	0	13,726	0	0	13,726	0	0
26431****	354,770	0	354,770	0	354,770	0	0	354,770	0	0	354,770	0	0
26496****	763,677	0	763,677	0	763,677	0	0	763,677	0	0	763,677	0	0
26565****	58,800	0	58,800	0	58,800	0	0	58,800	0	0	58,800	0	0
26755****	45,192	0	45,192	0	45,192	0	0	45,192	0	0	45,192	0	0
26784****	10,800	10,800	0	0	10,800	0	0	10,800	0	0	10,800	0	0
26794****	45,649	45,649	0	0	45,649	0	0	45,649	0	0	45,649	0	0
27074****	6,767	0	6,767	0	6,767	0	0	6,767	0	0	6,767	0	0
27084****	27,793	0	27,793	0	27,793	0	0	27,793	0	0	27,793	0	0
27222****	49,464	49,464	0	0	49,464	0	0	49,464	0	0	49,464	0	0
27463****	18,513	0	18,513	0	18,513	0	0	18,513	0	0	18,513	0	0
27532****	300	0	300	0	300	0	0	300	0	0	300	0	0
27545****	170,194	0	170,194	0	170,194	0	0	170,194	0	0	170,194	0	0
27545****	4,900	0	4,900	0	4,900	0	0	4,900	0	0	4,900	0	0
27648****	300	0	300	0	300	0	0	300	0	0	300	0	0
27706****	178,742	178,742	0	0	178,742	0	0	178,742	0	0	178,742	0	0
27714****	89,200	0	89,200	0	89,200	0	0	89,200	0	0	89,200	0	0
27866****	278,286	0	278,286	0	278,286	0	0	278,286	0	0	278,286	0	0
27866****	86,582	0	86,582	0	86,582	0	0	86,582	0	0	86,582	0	0
27866****	68,136	0	68,136	0	68,136	0	0	68,136	0	0	68,136	0	0
27866****	2,423,308	0	2,423,308	0	2,423,308	0	0	2,423,308	0	0	2,423,308	0	0
27866****	95,479	0	95,479	0	95,479	0	0	95,479	0	0	95,479	0	0
27866****	1,553,859	0	1,553,859	0	1,553,859	0	0	1,553,859	0	0	1,553,859	0	0
27866****	310,185	0	310,185	0	310,185	0	0	310,185	0	0	310,185	0	0
27877****	89	0	89	0	89	0	0	89	0	0	89	0	0
28072****	49,121	0	49,121	0	49,121	0	0	49,121	0	0	49,121	0	0
28271****	10,500	0	10,500	0	10,500	0	0	10,500	0	0	10,500	0	0
28328****	900	0	900	0	900	0	0	900	0	0	900	0	0
28360****	874	0	874	0	874	0	0	874	0	0	874	0	0
28394****	41,400	0	41,400	0	41,400	0	0	41,400	0	0	41,400	0	0
28580****	2,050,346	0	0	2,050,346	0	0	2,050,346	0	0	2,050,346	0	0	2,050,346
28663****	25,700	0	0	25,700	25,700	0	0	0	0	25,700	0	0	25,700
28700****	991,522	991,522	0	0	991,522	0	0	991,522	0	0	991,522	0	0
28864****	7,043	0	7,043	0	7,043	0	0	7,043	0	0	7,043	0	0
28875****	62,324	0	62,324	0	62,324	0	0	62,324	0	0	62,324	0	0
28990****	232,016	0	232,016	0	232,016	0	0	232,016	0	0	232,016	0	0
29054****	196,000	0	0	196,000	196,000	0	0	0	0	196,000	0	0	196,000
29073****	73,704	0	73,704	0	73,704	0	0	73,704	0	0	73,704	0	0
29322****	11,571,327	0	11,571,327	0	11,571,327	0	0	11,571,327	0	0	11,571,327	0	0
29394****	304,865	304,865	0	0	304,865	0	0	304,865	0	0	304,865	0	0
29626****	38,000	0	0	38,000	38,000	0	0	0	0	38,000	0	0	38,000
30066****	11,193	0	11,193	0	11,193	0	0	11,193	0	0	11,193	0	0
30254****	39,711	0	39,711	0	39,711	0	0	0	39,711	0	0	39,711	0
30402****	198,998	0	198,998	0	198,998	0	0	198,998	0	0	198,998	0	0
30463****	278,891	0	278,891	0	278,891	0	0	278,891	0	0	278,891	0	0
30515****	11,900	0	11,900	0	11,900	0	0	11,900	0	0	11,900	0	0
30769****	54,347	0	54,347	0	54,347	0	0	54,347	0	0	54,347	0	0
30918****	43,000	0	43,000	0	43,000	0	0	43,000	0	0	43,000	0	0
30988****	3,339,556	3,339,556	0	0	3,339,556	0	0	3,339,556	0	0	3,339,556	0	0
31050****	76,488	0	76,488	0	76,488	0	0	76,488	0	0	76,488	0	0
31240****	62,187	0	62,187	0	62,187	0	0	62,187	0	0	62,187	0	0
31322****	2,578,866	2,578,866	0	0	2,578,866	0	0	2,578,866	0	0	2,578,866	0	0
31322****	250,000	0	250,000	0	250,000	0	0	250,000	0	0	250,000	0	0
31493****	3,509,974	3,509,974	0	0	3,509,974	0	0	3,509,974	0	0	3,509,974	0	0
31502****	1,065,698	0	1,065,698	0	1,065,698	0	0	1,065,698	0	0	1,065,698	0	0
31533****	1,630,834	1,630,834	0	0	1,630,834	0	0	1,630,834	0	0	1,630,834	0	0
31577****	6,200	0	6,200	0	6,200	0	0	6,200	0	0	6,200	0	0
31591****	609	0	609	0	609	0	0	609	0	0	609	0	0
31692****	30,175	0	30,175	0	30,175	0	0	30,175	0	0	30,175	0	0
31814****	99,596	99,596	0	0	99,596	0	0	99,596	0	0	99,596	0	0
31814****	66,176	0	66,176	0	66,176	0	0	66,176	0	0	66,176	0	0
31829****	201,901	0	201,901	0	201,901	0	0	201,901	0	0	201,901	0	0
31914****	2,274,624	2,274,624	0	0	2,274,624	0	0	2,274,624	0	0	2,274,624	0	0
31978****	2,826	0	2,826	0	2,826	0	0	2,826	0	0	2,826	0	0
32106****	10,958	0	10,958	0	10,958	0	0	10,958	0	0	10,958	0	0
32239****	878,562	878,562	0	0	878,562	0	0	878,562	0	0	878,562	0	0
32289****	127	0	127	0	127	0	0	127	0	0	127	0	0
32318****	281,465	281,465	0	0	281,465	0	0	281,465	0	0	281,465	0	0
32329****	493,902	0	493,902	0	493,902	0	0	493,902	0	0	493,902	0	0
32358****	646,992	0	646,992	0	646,992	0	0	646,992	0	0	0	646,992	0
32457****	1,134,160	0	1,134,160	0	1,134,160	0	0	1,134,160	0	0	1,134,160	0	0
32514****	225,970	225,970	0	0	225,970	0	0	0	0	225,970	225,970	0	0
32542****	39,244	0	39,244	0	39,244	0	0	39,244	0	0	39,244	0	0
32556****	54,452	0	54,452	0	54,452	0	0	54,452	0	0	54,452	0	0
32642****	600	0	600	0	600	0	0	600	0	0	600	0	0
32742****	17,600	0	0	17,600	17,600	0	0	0	0	17,600	0	0	17,600
32776****	1,251	0	1,251	0	1,251	0	0	1,251	0	0	1,251	0	0
32892****	126,620	126,620	0	0	126,620	0	0	126,620	0	0	126,620	0	0
32974****	563,468	0	563,468	0	563,468	0	0	563,468	0	0	563,468	0	0
33166****	8,900	0	8,900	0	8,900	0	0	8,900	0	0	8,900	0	0
33580****	93,312	0	93,312	0	93,312	0	0	93,312	0	0	93,312	0	0
33814****	15,515	0	15,515	0	15,515	0	0	15,515	0	0	15,515	0	0
33867****	900	0	900	0	900	0	0	900	0	0	900	0	0
34027****	349,921	349,921	0	0	349,921	0	0	349,921	0	0	349,921	0	0
34054****	16,709	0	16,709	0	16,709	0	0	0	16,709	0	0	16,709	0
34286****	40,100	0	0	40,100	40,100	0	0	0	0	40,100	0	0	40,100
34431****	134,278	134,278	0	0	134,278	0	0	134,278	0	0	134,278	0	0
34447****	17,400	0	0	17,400	0	0	17,400	0	0	17,400	0	0	17,400
34525****	3,500	0	3,500	0	3,500	0	0	3,500	0	0	3,500	0	0
34662****	110,000	0	110,000	0	110,000	0	0	110,000	0	0	110,000	0	0
34768****	11,700	0	11,700	0	11,700	0	0	11,700	0	0	11,700	0	0
34781****	33,156	0	33,156	0	33,156	0	0	33,156	0	0	33,156	0	0
34798****	129,000	0	0	129,000	129,000	0	0	0	0	129,000	0	0	129,000
34825****	4,176	0	4,176	0	4,176	0	0	4,176	0	0	4,176	0	0
35075****	1,950	0	1,950	0	1,950	0	0	1,950	0	0	1,950	0	0
35195****	39,200	0	39,200	0	39,200	0	0	39,200	0	0	39,200	0	0
35395****	20,000	0	0	20,000	20,000	0	0	0	0	20,000	0	0	20,000
35510****	7,778	0	7,778	0	7,778	0	0	7,778	0	0	7,778	0	0
35595****	6,926	0	6,926	0	6,926	0	0	6,926	0	0	6,926	0	0
35693****	3,590,526	0	3,590,526	0	3,590,526	0	0	3,590,526	0	0	3,590,526	0	0
35768****	228,411	0	228,411	0	228,411	0	0	228,411	0	0	228,411	0	0
35859****	126,018	0	126,018	0	126,018	0	0	126,018	0	0	126,018	0	0
35957****	17,780	17,780	0	0	17,780	0	0	17,780	0	0	17,780	0	0
36318****	5,000	0	0	5,000	5,000	0	0	0	0	5,000	0	0	5,000
36659****	937	0	937	0	937	0	0	937	0	0	937	0	0
36853****	43,100	0	43,100	0	43,100	0	0	43,100	0	0	43,100	0	0
36853****	200	0	200	0	200	0	0	200	0	0	200	0	0
36976****	262,311	0	0	262,311	0	0	262,311	0	0	262,311	0	0	262,311
37099****	8,751	0	8,751	0	8,751	0	0	8,751	0	0	8,751	0	0
37113****	11,990	0	11,990	0	11,990	0	0	11,990	0	0	11,990	0	0
37236****	348,923	0	348,923	0	348,923	0	0	348,923	0	0	348,923	0	0
37444****	46,485	0	46,485	0	46,485	0	0	46,485	0	0	46,485	0	0
37539****	291,508	291,508	0	0	291,508	0	0	291,508	0	0	291,508	0	0
37623****	300	0	0	300	300	0	0	0	0	300	0	0	300
37659****	4,500	0	4,500	0	4,500	0	0	4,500	0	0	4,500	0	0
37806****	2,266	0	2,266	0	2,266	0	0	0	2,266	0	0	2,266	0
37895****	690,550	690,550	0	0	690,550	0	0	690,550	0	0	690,550	0	0
37895****	24,178	24,178	0	0	24,178	0	0	24,178	0	0	24,178	0	0
38003****	700	0	700	0	700	0	0	700	0	0	700	0	0
38032****	100	0	0	100	100	0	0	0	0	100	0	0	100
38596****	914,885	914,885	0	0	914,885	0	0	914,885	0	0	914,885	0	0
38648****	14,731	0	0	14,731	0	0	14,731	0	0	14,731	14,731	0	0
39226****	6,400	6,400	0	0	6,400	0	0	6,400	0	0	6,400	0	0
40067****	6,963	0	6,963	0	6,963	0	0	6,963	0	0	6,963	0	0
40508****	17,000	0	17,000	0	17,000	0	0	17,000	0	0	17,000	0	0
40508****	6,400	0	6,400	0	6,400	0	0	6,400	0	0	6,400	0	0
40552****	9,164	9,164	0	0	9,164	0	0	9,164	0	0	9,164	0	0
41081****	3,189	3,189	0	0	3,189	0	0	3,189	0	0	3,189	0	0
41199****	800	0	800	0	800	0	0	800	0	0	800	0	0
41222****	25,600	25,600	0	0	25,600	0	0	25,600	0	0	25,600	0	0
97538****	19,900	0	19,900	0	19,900	0	0	19,900	0	0	19,900	0	0
97538****	266,364	0	266,364	0	266,364	0	0	266,364	0	0	266,364	0	0
97538****	10,926	0	10,926	0	10,926	0	0	10,926	0	0	10,926	0	0
97539****	1,496,407	0	1,496,407	0	1,496,407	0	0	1,496,407	0	0	1,496,407	0	0
97539****	92,106	0	92,106	0	92,106	0	0	92,106	0	0	92,106	0	0
97539****	2,202,200	2,202,200	0	0	2,202,200	0	0	2,202,200	0	0	2,202,200	0	0
97539****	1,449,575	1,449,575	0	0	1,449,575	0	0	1,449,575	0	0	1,449,575	0	0
97539****	121,843	121,843	0	0	121,843	0	0	121,843	0	0	121,843	0	0
97539****	10,312	10,312	0	0	10,312	0	0	10,312	0	0	10,312	0	0
97539****	89,021	0	89,021	0	89,021	0	0	89,021	0	0	89,021	0	0
97539****	54,060	0	54,060	0	54,060	0	0	54,060	0	0	54,060	0	0
97539****	22,373	0	0	22,373	22,373	0	0	22,373	0	0	22,373	0	0
97539****	141,735	0	141,735	0	141,735	0	0	141,735	0	0	141,735	0	0
97540****	77,368	0	77,368	0	77,368	0	0	77,368	0	0	0	77,368	0
97540****	38,252	0	38,252	0	38,252	0	0	38,252	0	0	38,252	0	0
97540****	21,347	21,347	0	0	21,347	0	0	21,347	0	0	21,347	0	0
97540****	38,783	0	38,783	0	38,783	0	0	38,783	0	0	38,783	0	0
97540****	156,928	0	156,928	0	156,928	0	0	156,928	0	0	156,928	0	0
97540****	91,398	0	91,398	0	91,398	0	0	91,398	0	0	91,398	0	0
97540****	129,639	0	129,639	0	129,639	0	0	129,639	0	0	129,639	0	0
97540****	10,544,150	0	10,544,150	0	10,544,150	0	0	10,544,150	0	0	10,544,150	0	0
38359****	99,342,778	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0
25249****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
26953****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
67292****	26,231,646	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0
05561****	50,670	50,670	0	0	50,670	0	0	50,670	0	0	50,670	0	0
19959****	22,516,378	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0
28080****	4,997,397	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0
26123****	5,236,954	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0
09275****	1,303,309	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0
05533****	96	96	0	0	96	0	0	96	0	0	96	0	0
33292****	199,151,684	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0
29088****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
29088****	149,530	149,530	0	0	149,530	0	0	149,530	0	0	149,530	0	0
18789****	37,045,747	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0
18789****	897,091	897,091	0	0	897,091	0	0	897,091	0	0	897,091	0	0
27205****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
27205****	149,530	149,530	0	0	149,530	0	0	149,530	0	0	149,530	0	0
43682****	24,305,810	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0
19679****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
18409****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
17786****	16,380	16,380	0	0	16,380	0	0	16,380	0	0	16,380	0	0
25829****	15,710	15,710	0	0	15,710	0	0	15,710	0	0	15,710	0	0
17119****	20,546	20,546	0	0	20,546	0	0	20,546	0	0	20,546	0	0
12885****	45,326	45,326	0	0	45,326	0	0	45,326	0	0	45,326	0	0
10344****	28,359	28,359	0	0	28,359	0	0	28,359	0	0	28,359	0	0
4014****	322,766	0	322,766	0	322,766	0	0	322,766	0	0	322,766	0	0
4019****	600,000	0	600,000	0	600,000	0	0	600,000	0	0	600,000	0	0
2140****	1,646,260	0	1,646,260	0	1,646,260	0	0	1,646,260	0	0	1,646,260	0	0
1118****	5,834	0	5,834	0	5,834	0	0	5,834	0	0	5,834	0	0
1298****	24,555	0	24,555	0	24,555	0	0	24,555	0	0	24,555	0	0
0632****	617,614	0	617,614	0	617,614	0	0	617,614	0	0	617,614	0	0
0709****	35,329	0	35,329	0	35,329	0	0	35,329	0	0	35,329	0	0
2014****	1,432	0	1,432	0	1,432	0	0	1,432	0	0	1,432	0	0
0768****	8,849	0	8,849	0	8,849	0	0	8,849	0	0	8,849	0	0
1141****	657,956	0	657,956	0	657,956	0	0	657,956	0	0	657,956	0	0
1813****	118,000	0	118,000	0	118,000	0	0	118,000	0	0	118,000	0	0
1026****	279,117	0	279,117	0	279,117	0	0	279,117	0	0	279,117	0	0
3780****	57,851	0	57,851	0	57,851	0	0	57,851	0	0	57,851	0	0
3755****	377,019	0	377,019	0	377,019	0	0	377,019	0	0	377,019	0	0
0909****	2,279,028	0	2,279,028	0	2,279,028	0	0	2,279,028	0	0	2,279,028	0	0
0288****	6,183	0	6,183	0	6,183	0	0	6,183	0	0	6,183	0	0
3549****	41,300	0	41,300	0	41,300	0	0	41,300	0	0	41,300	0	0
1813****	368,298	0	368,298	0	368,298	0	0	368,298	0	0	368,298	0	0
0606****	58,559	0	58,559	0	58,559	0	0	58,559	0	0	58,559	0	0
0765****	29,229	0	29,229	0	29,229	0	0	29,229	0	0	29,229	0	0
3734****	324,116	0	324,116	0	324,116	0	0	324,116	0	0	324,116	0	0
1938****	304,700	0	304,700	0	304,700	0	0	304,700	0	0	304,700	0	0
0337****	734,176	0	734,176	0	734,176	0	0	734,176	0	0	734,176	0	0
1298****	220,016	0	220,016	0	220,016	0	0	220,016	0	0	220,016	0	0
1026****	5,761,289	0	5,761,289	0	5,761,289	0	0	5,761,289	0	0	5,761,289	0	0
1298****	7,575	0	7,575	0	7,575	0	0	7,575	0	0	7,575	0	0
0870****	65,211	0	65,211	0	65,211	0	0	65,211	0	0	65,211	0	0
3624****	6,057	0	6,057	0	6,057	0	0	6,057	0	0	6,057	0	0
0475****	27,100	0	27,100	0	27,100	0	0	27,100	0	0	27,100	0	0
2925****	106,252	0	106,252	0	106,252	0	0	106,252	0	0	106,252	0	0
1056****	1,962	0	1,962	0	1,962	0	0	1,962	0	0	1,962	0	0
3933****	11,730	0	11,730	0	11,730	0	0	11,730	0	0	11,730	0	0
3933****	1,658,689	0	1,658,689	0	1,658,689	0	0	1,658,689	0	0	1,658,689	0	0
4108****	473,634	0	473,634	0	473,634	0	0	473,634	0	0	473,634	0	0
3503****	8,184	0	8,184	0	8,184	0	0	8,184	0	0	8,184	0	0
4119****	83,218	0	83,218	0	83,218	0	0	83,218	0	0	83,218	0	0
48067****	10	10	0	0	10	0	0	10	0	0	10	0	0
37457****	4,800	0	0	4,800	0	0	4,800	0	0	4,800	0	0	4,800
33400****	1,918,506	0	0	1,918,506	0	0	1,918,506	0	0	1,918,506	0	0	1,918,506
34430****	177,695	0	0	177,695	0	0	177,695	0	0	177,695	0	0	177,695
38026****	8,075	0	0	8,075	0	0	8,075	0	0	8,075	0	0	8,075
09271****	1,168,511	1,168,511	0	0	1,168,511	0	0	1,168,511	0	0	1,168,511	0	0
13136****	906,143	906,143	0	0	906,143	0	0	906,143	0	0	906,143	0	0
10841****	1,852	1,852	0	0	1,852	0	0	1,852	0	0	1,852	0	0
11175****	216,747	216,747	0	0	216,747	0	0	216,747	0	0	216,747	0	0
11228****	689,633	689,633	0	0	689,633	0	0	689,633	0	0	689,633	0	0
97548****	398,305	398,305	0	0	398,305	0	0	398,305	0	0	398,305	0	0
35705****	108,200	108,200	0	0	108,200	0	0	108,200	0	0	108,200	0	0
34429****	76,100	76,100	0	0	76,100	0	0	76,100	0	0	76,100	0	0
34462****	63,100	63,100	0	0	63,100	0	0	63,100	0	0	63,100	0	0
35717****	683,125	683,125	0	0	683,125	0	0	683,125	0	0	683,125	0	0
36977****	257,300	257,300	0	0	257,300	0	0	257,300	0	0	257,300	0	0
39937****	15,100	15,100	0	0	15,100	0	0	15,100	0	0	15,100	0	0
17786****	363,805	363,805	0	0	363,805	0	0	363,805	0	0	363,805	0	0
20763****	25	25	0	0	25	0	0	25	0	0	25	0	0
06885****	383,358	383,358	0	0	383,358	0	0	383,358	0	0	383,358	0	0
35372****	938,016	938,016	0	0	938,016	0	0	938,016	0	0	938,016	0	0
39150****	54,400	54,400	0	0	54,400	0	0	54,400	0	0	54,400	0	0
35400****	642,057	642,057	0	0	642,057	0	0	642,057	0	0	642,057	0	0
35806****	50,127	50,127	0	0	50,127	0	0	50,127	0	0	50,127	0	0
35704****	42,896	42,896	0	0	42,896	0	0	42,896	0	0	42,896	0	0
36352****	70,595	70,595	0	0	70,595	0	0	70,595	0	0	70,595	0	0
18281****	498,552	498,552	0	0	498,552	0	0	498,552	0	0	498,552	0	0
08165****	359,129	359,129	0	0	359,129	0	0	359,129	0	0	359,129	0	0
20331****	137,800	137,800	0	0	137,800	0	0	137,800	0	0	137,800	0	0
28788****	25,700	25,700	0	0	25,700	0	0	25,700	0	0	25,700	0	0
55237****	76,028,972	68,646,518	7,329,120	53,334	75,870,204	117,140	41,628	75,849,072	133,068	46,832	75,846,200	134,698	48,074
1,074,274,993		839,173,023	184,023,820	51,078,150	1,058,372,319	501,740	15,400,934	1,042,269,653	1,880,718	30,124,622	1,052,077,254	4,425,025	17,772,714
78.05%		60.97%	13.37%	3.71%	76.89%	0.04%	1.12%	75.72%	0.14%	2.19%	76.43%	0.32%	1.29%

NATURA &CO HOLDING S.A.

CNPJ/ME nº 32.785.497/0001-97 Companhia Aberta NIRE 35.300.531.582

Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

		COMMON SHARES			COMMON SHARES			COMMON SHARES
		5			6			7
CNPJ / CPF	SHAREHOLDING	Approval of the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021.			Approval of the amendment to paragraph 1, article 16 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members.			Approval of the amendment to letter “j”, paragraph 4, article 18 of the Company’s Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee.
	COMMON SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
17162****	4,141,953	4,141,953	0	0	4,141,953	0	0	4,141,953	0	0
38394****	264,194	264,194	0	0	264,194	0	0	264,194	0	0
19726****	2,483,547	2,483,547	0	0	2,483,547	0	0	2,483,547	0	0
11188****	23,575,965	23,575,965	0	0	23,575,965	0	0	23,575,965	0	0
16569****	1,021,069	1,021,069	0	0	1,021,069	0	0	1,021,069	0	0
09013****	1,095,985	0	0	1,095,985	1,095,985	0	0	0	0	1,095,985
03707****	1,055,000	1,055,000	0	0	1,055,000	0	0	1,055,000	0	0
37278****	85,175	85,175	0	0	85,175	0	0	85,175	0	0
32320****	230,755	230,755	0	0	230,755	0	0	230,755	0	0
38108****	122,929	122,929	0	0	122,929	0	0	122,929	0	0
09412****	1,869,577	1,869,577	0	0	1,869,577	0	0	1,869,577	0	0
09288****	2,102,995	2,102,995	0	0	2,102,995	0	0	2,102,995	0	0
17256****	292,938	292,938	0	0	292,938	0	0	292,938	0	0
16569****	400,965	400,965	0	0	400,965	0	0	400,965	0	0
38452****	118,281	118,281	0	0	118,281	0	0	118,281	0	0
13174****	290,949	290,949	0	0	290,949	0	0	290,949	0	0
13174****	227,124	227,124	0	0	227,124	0	0	227,124	0	0
32280****	2,562,273	2,562,273	0	0	2,562,273	0	0	2,562,273	0	0
35612****	341,917	341,917	0	0	341,917	0	0	341,917	0	0
14713****	6,268,333	0	0	6,268,333	6,268,333	0	0	0	0	6,268,333
11274****	2,863,064	0	0	2,863,064	2,863,064	0	0	0	0	2,863,064
26406****	85,000	0	0	85,000	85,000	0	0	0	0	85,000
27250****	412,717	412,717	0	0	412,717	0	0	412,717	0	0
20889****	922,655	922,655	0	0	922,655	0	0	922,655	0	0
10519****	586,575	586,575	0	0	586,575	0	0	586,575	0	0
37564****	118,281	118,281	0	0	118,281	0	0	118,281	0	0
07046****	1,819,613	1,819,613	0	0	1,819,613	0	0	1,819,613	0	0
73232****	14,315,076	14,315,076	0	0	14,315,076	0	0	14,315,076	0	0
86399****	2,745,737	2,745,737	0	0	2,745,737	0	0	2,745,737	0	0
73777****	1,909,976	1,909,976	0	0	1,909,976	0	0	1,909,976	0	0
29522****	2,730,885	2,730,885	0	0	2,730,885	0	0	2,730,885	0	0
29522****	950,968	950,968	0	0	950,968	0	0	950,968	0	0
29522****	404,260	404,260	0	0	404,260	0	0	404,260	0	0
29522****	1,387,550	1,387,550	0	0	1,387,550	0	0	1,387,550	0	0
29522****	7,149,184	7,149,184	0	0	7,149,184	0	0	7,149,184	0	0
29522****	452,127	452,127	0	0	452,127	0	0	452,127	0	0
31766****	1,320,137	1,320,137	0	0	1,320,137	0	0	1,320,137	0	0
10643****	446,302	446,302	0	0	446,302	0	0	446,302	0	0
15248****	1,258,154	1,258,154	0	0	1,258,154	0	0	1,258,154	0	0
29550****	177,024	177,024	0	0	177,024	0	0	177,024	0	0
35916****	796,394	796,394	0	0	796,394	0	0	796,394	0	0
30178****	301,427	301,427	0	0	301,427	0	0	301,427	0	0
36352****	164,400	164,400	0	0	164,400	0	0	164,400	0	0
11225****	10,580,219	10,580,219	0	0	10,580,219	0	0	10,580,219	0	0
38481****	52,000	52,000	0	0	52,000	0	0	52,000	0	0
29092****	77,958	77,958	0	0	77,958	0	0	77,958	0	0
38386****	304,300	304,300	0	0	304,300	0	0	304,300	0	0
31923****	369,303	369,303	0	0	369,303	0	0	369,303	0	0
28462****	566,186	566,186	0	0	566,186	0	0	566,186	0	0
11481****	34,908	34,908	0	0	34,908	0	0	34,908	0	0
26284****	126,485	126,485	0	0	126,485	0	0	126,485	0	0
08913****	8,270	8,270	0	0	8,270	0	0	8,270	0	0
17009****	6,749,235	6,749,235	0	0	6,749,235	0	0	6,749,235	0	0
14816****	1,056,955	1,056,955	0	0	1,056,955	0	0	1,056,955	0	0
37967****	139,630	139,630	0	0	139,630	0	0	139,630	0	0
37927****	16,854	16,854	0	0	16,854	0	0	16,854	0	0
12976****	4,017,570	4,017,570	0	0	4,017,570	0	0	4,017,570	0	0
21336****	139,761	139,761	0	0	139,761	0	0	139,761	0	0
40428****	98,700	98,700	0	0	98,700	0	0	98,700	0	0
01214****	293,059	293,059	0	0	293,059	0	0	293,059	0	0
29587****	29,064	29,064	0	0	29,064	0	0	29,064	0	0
18969****	196,162	196,162	0	0	196,162	0	0	196,162	0	0
00888****	2,603	2,603	0	0	2,603	0	0	2,603	0	0
33598****	115,116	115,116	0	0	115,116	0	0	115,116	0	0
08623****	11,627	11,627	0	0	11,627	0	0	11,627	0	0
28720****	26,900	26,900	0	0	26,900	0	0	26,900	0	0
32743****	26,716	26,716	0	0	26,716	0	0	26,716	0	0
36248****	50,715	50,715	0	0	50,715	0	0	50,715	0	0
09076****	28,759	28,759	0	0	28,759	0	0	28,759	0	0
05656****	2,125	2,125	0	0	2,125	0	0	2,125	0	0
12227****	29,309	29,309	0	0	29,309	0	0	29,309	0	0
17433****	404,313	404,313	0	0	404,313	0	0	404,313	0	0
37428****	95,641	95,641	0	0	95,641	0	0	95,641	0	0
20977****	35,579	35,579	0	0	35,579	0	0	35,579	0	0
34172****	2,108,416	2,108,416	0	0	2,108,416	0	0	2,108,416	0	0
34172****	20,148,672	20,148,672	0	0	20,148,672	0	0	20,148,672	0	0
36247****	2,474,365	2,474,365	0	0	2,474,365	0	0	2,474,365	0	0
38173****	66,409	66,409	0	0	66,409	0	0	66,409	0	0
54791****	1,810,417	1,810,417	0	0	1,810,417	0	0	1,810,417	0	0
54797****	2,716,424	2,716,424	0	0	2,716,424	0	0	2,716,424	0	0
54799****	7,900	7,900	0	0	7,900	0	0	7,900	0	0
58386****	2,846,240	2,846,240	0	0	2,846,240	0	0	2,846,240	0	0
58387****	68,293	68,293	0	0	68,293	0	0	68,293	0	0
58387****	1,453,228	1,453,228	0	0	1,453,228	0	0	1,453,228	0	0
58388****	15,225	15,225	0	0	15,225	0	0	15,225	0	0
58392****	137,541	137,541	0	0	137,541	0	0	137,541	0	0
58392****	92,700	92,700	0	0	92,700	0	0	92,700	0	0
58392****	839,987	839,987	0	0	839,987	0	0	839,987	0	0
58392****	323,300	323,300	0	0	323,300	0	0	323,300	0	0
58393****	1,243,720	1,243,720	0	0	1,243,720	0	0	1,243,720	0	0
58394****	83,000	83,000	0	0	83,000	0	0	83,000	0	0
58394****	731,427	731,427	0	0	731,427	0	0	731,427	0	0
58396****	7,133,636	7,133,636	0	0	7,133,636	0	0	7,133,636	0	0
58396****	880,771	880,771	0	0	880,771	0	0	880,771	0	0
58397****	13,065	13,065	0	0	13,065	0	0	13,065	0	0
58397****	433,799	433,799	0	0	433,799	0	0	433,799	0	0
58399****	9,052	9,052	0	0	9,052	0	0	9,052	0	0
58399****	2,180,832	2,180,832	0	0	2,180,832	0	0	2,180,832	0	0
58399****	104,447	104,447	0	0	104,447	0	0	104,447	0	0
58400****	58,700	58,700	0	0	58,700	0	0	58,700	0	0
58400****	8,143	8,143	0	0	8,143	0	0	8,143	0	0
58400****	19,315	19,315	0	0	19,315	0	0	19,315	0	0
58400****	519,291	519,291	0	0	519,291	0	0	519,291	0	0
58401****	2,873,810	2,873,810	0	0	2,873,810	0	0	2,873,810	0	0
58402****	1,457,881	1,457,881	0	0	1,457,881	0	0	1,457,881	0	0
59850****	248,089	248,089	0	0	248,089	0	0	248,089	0	0
59868****	1,709,669	1,709,669	0	0	1,709,669	0	0	1,709,669	0	0
59868****	9,265,203	9,265,203	0	0	9,265,203	0	0	9,265,203	0	0
59869****	556,834	556,834	0	0	556,834	0	0	556,834	0	0
59871****	4,131,200	4,131,200	0	0	4,131,200	0	0	4,131,200	0	0
59871****	10,900	10,900	0	0	10,900	0	0	10,900	0	0
59875****	3,300	3,300	0	0	3,300	0	0	3,300	0	0
59877****	52,600	52,600	0	0	52,600	0	0	52,600	0	0
59877****	3,387	3,387	0	0	3,387	0	0	3,387	0	0
59877****	124,750	124,750	0	0	124,750	0	0	124,750	0	0
59878****	477,523	477,523	0	0	477,523	0	0	477,523	0	0
59880****	1,581,931	1,581,931	0	0	1,581,931	0	0	1,581,931	0	0
60463****	6,356	6,356	0	0	6,356	0	0	6,356	0	0
62390****	90,288	90,288	0	0	90,288	0	0	90,288	0	0
65411****	91,824	91,824	0	0	91,824	0	0	91,824	0	0
69434****	128,427	128,427	0	0	128,427	0	0	128,427	0	0
71409****	923	923	0	0	923	0	0	923	0	0
71409****	158,252	158,252	0	0	158,252	0	0	158,252	0	0
71410****	2,130	2,130	0	0	2,130	0	0	2,130	0	0
71410****	47,600	47,600	0	0	47,600	0	0	47,600	0	0
71913****	633,039	633,039	0	0	633,039	0	0	633,039	0	0
72473****	119,661	119,661	0	0	119,661	0	0	119,661	0	0
73333****	6,710	6,710	0	0	6,710	0	0	6,710	0	0
73456****	16,322	16,322	0	0	16,322	0	0	16,322	0	0
74186****	11,780	11,780	0	0	11,780	0	0	11,780	0	0
74186****	26,929	26,929	0	0	26,929	0	0	26,929	0	0
74186****	1,245,939	1,245,939	0	0	1,245,939	0	0	1,245,939	0	0
74186****	827,732	827,732	0	0	827,732	0	0	827,732	0	0
74963****	2,922,561	2,922,561	0	0	2,922,561	0	0	2,922,561	0	0
74963****	13,367	13,367	0	0	13,367	0	0	13,367	0	0
75069****	371,652	371,652	0	0	371,652	0	0	371,652	0	0
75069****	114,964	114,964	0	0	114,964	0	0	114,964	0	0
75166****	8,401	8,401	0	0	8,401	0	0	8,401	0	0
75363****	79,042	79,042	0	0	79,042	0	0	79,042	0	0
75364****	1,678,886	1,678,886	0	0	1,678,886	0	0	1,678,886	0	0
76224****	2,630,008	2,630,008	0	0	2,630,008	0	0	2,630,008	0	0
76478****	41,509	41,509	0	0	41,509	0	0	41,509	0	0
77714****	371,900	371,900	0	0	371,900	0	0	371,900	0	0
78464****	51,800	51,800	0	0	51,800	0	0	51,800	0	0
78892****	33,822	33,822	0	0	33,822	0	0	33,822	0	0
79403****	261,801	261,801	0	0	261,801	0	0	261,801	0	0
79403****	12,827	12,827	0	0	12,827	0	0	12,827	0	0
79907****	110,732	110,732	0	0	110,732	0	0	110,732	0	0
80755****	34,100	34,100	0	0	34,100	0	0	34,100	0	0
82689****	5,799	5,799	0	0	5,799	0	0	5,799	0	0
82756****	66,900	66,900	0	0	66,900	0	0	66,900	0	0
82780****	28,946	28,946	0	0	28,946	0	0	28,946	0	0
82950****	15,083,710	15,083,710	0	0	15,083,710	0	0	15,083,710	0	0
82950****	3,633,700	3,633,700	0	0	3,633,700	0	0	3,633,700	0	0
83362****	584,509	584,509	0	0	584,509	0	0	584,509	0	0
83609****	110,000	110,000	0	0	110,000	0	0	110,000	0	0
83609****	82,053	82,053	0	0	82,053	0	0	82,053	0	0
83874****	63,693	63,693	0	0	63,693	0	0	63,693	0	0
83903****	645,180	645,180	0	0	645,180	0	0	645,180	0	0
84646****	1,621,490	1,621,490	0	0	1,621,490	0	0	1,621,490	0	0
85390****	70,000	70,000	0	0	70,000	0	0	70,000	0	0
85485****	328,400	328,400	0	0	328,400	0	0	328,400	0	0
85524****	777,681	777,681	0	0	777,681	0	0	777,681	0	0
85615****	38,800	38,800	0	0	38,800	0	0	38,800	0	0
85796****	295,032	295,032	0	0	295,032	0	0	295,032	0	0
86253****	239,427	239,427	0	0	239,427	0	0	239,427	0	0
86404****	15,486	15,486	0	0	15,486	0	0	15,486	0	0
87318****	17,964	17,964	0	0	17,964	0	0	17,964	0	0
87658****	31,313,781	31,313,781	0	0	31,313,781	0	0	31,313,781	0	0
88575****	473,427	473,427	0	0	473,427	0	0	473,427	0	0
90483****	62,157	62,157	0	0	62,157	0	0	62,157	0	0
90667****	322,685	322,685	0	0	322,685	0	0	322,685	0	0
90735****	763,125	763,125	0	0	763,125	0	0	763,125	0	0
90897****	380,126	380,126	0	0	380,126	0	0	380,126	0	0
90897****	32,249	32,249	0	0	32,249	0	0	32,249	0	0
91160****	40,500	40,500	0	0	40,500	0	0	40,500	0	0
91457****	8,402,125	8,402,125	0	0	8,402,125	0	0	8,402,125	0	0
91635****	682,337	682,337	0	0	682,337	0	0	682,337	0	0
92863****	1,594,700	1,594,700	0	0	1,594,700	0	0	1,594,700	0	0
92990****	924,759	924,759	0	0	924,759	0	0	924,759	0	0
93304****	56,100	56,100	0	0	56,100	0	0	56,100	0	0
93305****	63,700	63,700	0	0	63,700	0	0	63,700	0	0
93362****	15,800	15,800	0	0	15,800	0	0	15,800	0	0
93675****	4,600	4,600	0	0	4,600	0	0	4,600	0	0
94115****	105,035	105,035	0	0	105,035	0	0	105,035	0	0
94420****	1,600	1,600	0	0	1,600	0	0	1,600	0	0
94700****	70,195	70,195	0	0	70,195	0	0	70,195	0	0
95457****	9,500	9,500	0	0	9,500	0	0	9,500	0	0
95596****	351,911	351,911	0	0	351,911	0	0	351,911	0	0
95675****	45,300	45,300	0	0	45,300	0	0	45,300	0	0
95931****	759,366	759,366	0	0	759,366	0	0	759,366	0	0
96209****	91,425	91,425	0	0	91,425	0	0	91,425	0	0
96275****	23,985	23,985	0	0	23,985	0	0	23,985	0	0
10205****	1,180	1,180	0	0	1,180	0	0	1,180	0	0
10346****	1,533,638	1,533,638	0	0	1,533,638	0	0	1,533,638	0	0
10374****	104,994	104,994	0	0	104,994	0	0	104,994	0	0
10400****	284,149	284,149	0	0	284,149	0	0	284,149	0	0
10419****	1,200	1,200	0	0	1,200	0	0	1,200	0	0
10419****	57,100	57,100	0	0	57,100	0	0	57,100	0	0
10447****	373,100	373,100	0	0	373,100	0	0	373,100	0	0
10475****	152,064	152,064	0	0	152,064	0	0	152,064	0	0
10481****	18,361,901	18,361,901	0	0	18,361,901	0	0	18,361,901	0	0
10512****	6,003,936	6,003,936	0	0	6,003,936	0	0	6,003,936	0	0
10539****	8,320	8,320	0	0	8,320	0	0	8,320	0	0
10553****	1,212,450	1,212,450	0	0	1,212,450	0	0	1,212,450	0	0
10569****	142,500	142,500	0	0	142,500	0	0	142,500	0	0
10596****	1,975	1,975	0	0	1,975	0	0	1,975	0	0
10661****	3,153	3,153	0	0	3,153	0	0	3,153	0	0
10678****	11,100	11,100	0	0	11,100	0	0	11,100	0	0
10700****	406,298	406,298	0	0	406,298	0	0	406,298	0	0
10705****	28,600	28,600	0	0	28,600	0	0	28,600	0	0
10750****	648,300	648,300	0	0	648,300	0	0	648,300	0	0
10750****	29,603	29,603	0	0	29,603	0	0	29,603	0	0
10762****	14,802	14,802	0	0	14,802	0	0	14,802	0	0
10916****	1,405,896	1,405,896	0	0	1,405,896	0	0	1,405,896	0	0
10975****	58,872	58,872	0	0	58,872	0	0	58,872	0	0
11026****	73,393	73,393	0	0	73,393	0	0	73,393	0	0
11030****	825,819	825,819	0	0	825,819	0	0	825,819	0	0
11098****	692,563	692,563	0	0	692,563	0	0	692,563	0	0
11100****	1,053,334	1,053,334	0	0	1,053,334	0	0	1,053,334	0	0
11176****	2,101,671	2,101,671	0	0	2,101,671	0	0	2,101,671	0	0
11184****	3,488,211	3,488,211	0	0	3,488,211	0	0	3,488,211	0	0
11265****	162,000	162,000	0	0	162,000	0	0	162,000	0	0
11311****	547,078	547,078	0	0	547,078	0	0	547,078	0	0
11315****	1,890,345	1,890,345	0	0	1,890,345	0	0	1,890,345	0	0
11357****	240,500	240,500	0	0	240,500	0	0	240,500	0	0
11386****	28,100	28,100	0	0	28,100	0	0	28,100	0	0
11410****	157,008	157,008	0	0	157,008	0	0	157,008	0	0
11410****	506,400	506,400	0	0	506,400	0	0	506,400	0	0
11584****	106,092	106,092	0	0	106,092	0	0	106,092	0	0
11695****	63,560	0	0	63,560	0	0	63,560	0	0	63,560
11729****	86,300	86,300	0	0	86,300	0	0	86,300	0	0
11741****	49,500	0	0	49,500	0	0	49,500	0	0	49,500
11811****	670,978	670,978	0	0	670,978	0	0	670,978	0	0
11841****	314,668	314,668	0	0	314,668	0	0	314,668	0	0
11882****	305,993	305,993	0	0	305,993	0	0	305,993	0	0
11906****	100,614	100,614	0	0	100,614	0	0	100,614	0	0
11952****	449,100	0	0	449,100	0	0	449,100	0	0	449,100
12068****	467,119	467,119	0	0	467,119	0	0	467,119	0	0
12094****	186,182	186,182	0	0	186,182	0	0	186,182	0	0
12219****	10,700	10,700	0	0	10,700	0	0	10,700	0	0
12219****	384,600	384,600	0	0	384,600	0	0	384,600	0	0
12297****	1,004,397	0	0	1,004,397	1,004,397	0	0	1,004,397	0	0
12428****	1,049,493	1,049,493	0	0	1,049,493	0	0	1,049,493	0	0
12525****	45,162	45,162	0	0	45,162	0	0	45,162	0	0
13022****	4,942	4,942	0	0	4,942	0	0	4,942	0	0
13176****	800	800	0	0	800	0	0	800	0	0
13188****	204,125	204,125	0	0	204,125	0	0	204,125	0	0
13208****	3,134	3,134	0	0	3,134	0	0	3,134	0	0
13296****	14,244	14,244	0	0	14,244	0	0	14,244	0	0
13296****	32,439	32,439	0	0	32,439	0	0	32,439	0	0
13362****	66,940	66,940	0	0	66,940	0	0	66,940	0	0
13429****	63,873	63,873	0	0	63,873	0	0	63,873	0	0
13442****	34,325	34,325	0	0	34,325	0	0	34,325	0	0
13442****	25,711	25,711	0	0	25,711	0	0	25,711	0	0
13628****	21,400	21,400	0	0	21,400	0	0	21,400	0	0
13709****	244,085	244,085	0	0	244,085	0	0	244,085	0	0
13725****	42,818	42,818	0	0	42,818	0	0	42,818	0	0
13725****	26,781	26,781	0	0	26,781	0	0	26,781	0	0
13775****	261,470	261,470	0	0	261,470	0	0	261,470	0	0
13834****	144,891	144,891	0	0	144,891	0	0	144,891	0	0
13834****	260,915	260,915	0	0	260,915	0	0	260,915	0	0
13855****	30,900	0	0	30,900	0	0	30,900	0	0	30,900
13956****	48,000	48,000	0	0	48,000	0	0	48,000	0	0
13973****	433,836	433,836	0	0	433,836	0	0	433,836	0	0
13981****	124,500	124,500	0	0	124,500	0	0	124,500	0	0
14012****	552,990	552,990	0	0	552,990	0	0	552,990	0	0
14027****	251,303	251,303	0	0	251,303	0	0	251,303	0	0
14067****	10,499	10,499	0	0	10,499	0	0	10,499	0	0
14153****	22,945	22,945	0	0	22,945	0	0	22,945	0	0
14212****	248,153	248,153	0	0	248,153	0	0	248,153	0	0
14212****	281,318	281,318	0	0	281,318	0	0	281,318	0	0
14258****	166,400	166,400	0	0	166,400	0	0	166,400	0	0
14284****	6,174,658	6,174,658	0	0	6,174,658	0	0	6,174,658	0	0
14366****	37,734	37,734	0	0	37,734	0	0	37,734	0	0
14541****	89,271	89,271	0	0	89,271	0	0	89,271	0	0
14541****	474,603	474,603	0	0	474,603	0	0	474,603	0	0
14639****	521,448	521,448	0	0	521,448	0	0	521,448	0	0
14819****	258,478	258,478	0	0	258,478	0	0	258,478	0	0
14950****	267,357	267,357	0	0	267,357	0	0	267,357	0	0
14988****	247,802	247,802	0	0	247,802	0	0	247,802	0	0
15085****	18,900	18,900	0	0	18,900	0	0	18,900	0	0
15154****	539,420	539,420	0	0	539,420	0	0	539,420	0	0
15189****	109,867	109,867	0	0	109,867	0	0	109,867	0	0
15231****	2,400	2,400	0	0	2,400	0	0	2,400	0	0
15248****	1,079,779	1,079,779	0	0	1,079,779	0	0	1,079,779	0	0
15265****	105,044	105,044	0	0	105,044	0	0	105,044	0	0
15265****	5,900	5,900	0	0	5,900	0	0	5,900	0	0
15272****	96,080	96,080	0	0	96,080	0	0	96,080	0	0
15421****	82,802	82,802	0	0	82,802	0	0	82,802	0	0
15559****	1,400	1,400	0	0	1,400	0	0	1,400	0	0
16816****	1,557,358	1,557,358	0	0	1,557,358	0	0	1,557,358	0	0
16878****	15,558	15,558	0	0	15,558	0	0	15,558	0	0
16947****	196,400	196,400	0	0	196,400	0	0	196,400	0	0
16947****	34,000	34,000	0	0	34,000	0	0	34,000	0	0
16947****	7,803,587	7,803,587	0	0	7,803,587	0	0	7,803,587	0	0
16947****	871,888	871,888	0	0	871,888	0	0	871,888	0	0
16990****	223,700	223,700	0	0	223,700	0	0	223,700	0	0
16997****	267,500	267,500	0	0	267,500	0	0	267,500	0	0
17021****	69,226	69,226	0	0	69,226	0	0	69,226	0	0
17036****	111,545	111,545	0	0	111,545	0	0	111,545	0	0
17075****	4,237,861	4,237,861	0	0	4,237,861	0	0	4,237,861	0	0
17164****	232,196	0	0	232,196	232,196	0	0	232,196	0	0
17181****	18,000	18,000	0	0	18,000	0	0	18,000	0	0
17209****	14,400	14,400	0	0	14,400	0	0	14,400	0	0
17849****	2,728	2,728	0	0	2,728	0	0	2,728	0	0
17858****	23,474	23,474	0	0	23,474	0	0	23,474	0	0
17858****	98,840	98,840	0	0	98,840	0	0	98,840	0	0
17867****	22,237	22,237	0	0	22,237	0	0	22,237	0	0
17911****	1,100	1,100	0	0	1,100	0	0	1,100	0	0
17934****	122,236	122,236	0	0	122,236	0	0	122,236	0	0
17998****	25,462	25,462	0	0	25,462	0	0	25,462	0	0
18030****	16,466	16,466	0	0	16,466	0	0	16,466	0	0
18077****	677,663	677,663	0	0	677,663	0	0	677,663	0	0
18214****	23,556	23,556	0	0	23,556	0	0	23,556	0	0
18279****	14,200	14,200	0	0	14,200	0	0	14,200	0	0
18497****	3,551	3,551	0	0	3,551	0	0	3,551	0	0
18497****	3,891	3,891	0	0	3,891	0	0	3,891	0	0
18830****	44,535	44,535	0	0	44,535	0	0	44,535	0	0
19049****	80,200	80,200	0	0	80,200	0	0	80,200	0	0
19244****	1,473	1,473	0	0	1,473	0	0	1,473	0	0
19270****	2,400	2,400	0	0	2,400	0	0	2,400	0	0
19449****	5,331	5,331	0	0	5,331	0	0	5,331	0	0
19530****	113,294	113,294	0	0	113,294	0	0	113,294	0	0
19530****	997,916	997,916	0	0	997,916	0	0	997,916	0	0
19573****	30,300	30,300	0	0	30,300	0	0	30,300	0	0
19754****	210,722	210,722	0	0	210,722	0	0	210,722	0	0
19800****	32,525	32,525	0	0	32,525	0	0	32,525	0	0
19808****	96,341	96,341	0	0	96,341	0	0	96,341	0	0
19822****	461,375	461,375	0	0	461,375	0	0	461,375	0	0
19837****	116,600	116,600	0	0	116,600	0	0	116,600	0	0
19874****	135,174	135,174	0	0	135,174	0	0	135,174	0	0
19874****	63,626	63,626	0	0	63,626	0	0	63,626	0	0
19893****	2,007,010	2,007,010	0	0	2,007,010	0	0	2,007,010	0	0
19910****	17,762	17,762	0	0	17,762	0	0	17,762	0	0
20026****	395	395	0	0	395	0	0	395	0	0
20196****	577,060	577,060	0	0	577,060	0	0	577,060	0	0
20196****	1,256,077	1,256,077	0	0	1,256,077	0	0	1,256,077	0	0
20270****	50,170	50,170	0	0	50,170	0	0	50,170	0	0
20270****	674,248	674,248	0	0	674,248	0	0	674,248	0	0
20349****	30,200	30,200	0	0	30,200	0	0	30,200	0	0
20397****	28,140	28,140	0	0	28,140	0	0	28,140	0	0
20447****	5,469	5,469	0	0	5,469	0	0	5,469	0	0
20544****	600	600	0	0	600	0	0	600	0	0
20622****	107,837	107,837	0	0	107,837	0	0	107,837	0	0
20849****	3,809	3,809	0	0	3,809	0	0	3,809	0	0
20923****	5,531	5,531	0	0	5,531	0	0	5,531	0	0
21141****	55,374	55,374	0	0	55,374	0	0	55,374	0	0
21166****	3,907	3,907	0	0	3,907	0	0	3,907	0	0
21273****	895,761	895,761	0	0	895,761	0	0	895,761	0	0
21403****	1,047	1,047	0	0	1,047	0	0	1,047	0	0
21469****	19,800	19,800	0	0	19,800	0	0	19,800	0	0
21542****	4,800	4,800	0	0	4,800	0	0	4,800	0	0
21826****	1,861	1,861	0	0	1,861	0	0	1,861	0	0
21962****	200,051	200,051	0	0	200,051	0	0	200,051	0	0
22321****	189,982	189,982	0	0	189,982	0	0	189,982	0	0
22403****	21,386	21,386	0	0	21,386	0	0	21,386	0	0
22576****	46,200	46,200	0	0	46,200	0	0	46,200	0	0
22630****	29,900	29,900	0	0	29,900	0	0	29,900	0	0
22630****	77,842	77,842	0	0	77,842	0	0	77,842	0	0
22875****	39,033	39,033	0	0	39,033	0	0	39,033	0	0
22896****	89,490	89,490	0	0	89,490	0	0	89,490	0	0
22899****	6,472	6,472	0	0	6,472	0	0	6,472	0	0
23060****	65,050	65,050	0	0	65,050	0	0	65,050	0	0
23384****	222,803	222,803	0	0	222,803	0	0	222,803	0	0
23516****	553,961	553,961	0	0	553,961	0	0	553,961	0	0
23563****	86,000	86,000	0	0	86,000	0	0	86,000	0	0
23572****	6,752	6,752	0	0	6,752	0	0	6,752	0	0
23590****	13,627	13,627	0	0	13,627	0	0	13,627	0	0
23590****	27,000	27,000	0	0	27,000	0	0	27,000	0	0
23794****	508,624	508,624	0	0	508,624	0	0	508,624	0	0
23874****	404,626	404,626	0	0	404,626	0	0	404,626	0	0
23952****	11,400	11,400	0	0	11,400	0	0	11,400	0	0
23952****	12,006	12,006	0	0	12,006	0	0	12,006	0	0
24569****	16,393	16,393	0	0	16,393	0	0	16,393	0	0
24620****	331,024	331,024	0	0	331,024	0	0	331,024	0	0
24676****	2,039,984	2,039,984	0	0	2,039,984	0	0	2,039,984	0	0
24779****	206,452	206,452	0	0	206,452	0	0	206,452	0	0
24897****	15,900	15,900	0	0	15,900	0	0	15,900	0	0
24935****	2,013,039	2,013,039	0	0	2,013,039	0	0	2,013,039	0	0
25138****	8,192	8,192	0	0	8,192	0	0	8,192	0	0
25454****	384,697	384,697	0	0	384,697	0	0	384,697	0	0
25454****	4,624,440	4,624,440	0	0	4,624,440	0	0	4,624,440	0	0
26160****	165,714	165,714	0	0	165,714	0	0	165,714	0	0
26311****	13,726	13,726	0	0	13,726	0	0	13,726	0	0
26431****	354,770	354,770	0	0	354,770	0	0	354,770	0	0
26496****	763,677	763,677	0	0	763,677	0	0	763,677	0	0
26565****	58,800	58,800	0	0	58,800	0	0	58,800	0	0
26755****	45,192	45,192	0	0	45,192	0	0	45,192	0	0
26784****	10,800	10,800	0	0	10,800	0	0	10,800	0	0
26794****	45,649	45,649	0	0	45,649	0	0	45,649	0	0
27074****	6,767	6,767	0	0	6,767	0	0	6,767	0	0
27084****	27,793	27,793	0	0	27,793	0	0	27,793	0	0
27222****	49,464	49,464	0	0	49,464	0	0	49,464	0	0
27463****	18,513	18,513	0	0	18,513	0	0	18,513	0	0
27532****	300	300	0	0	300	0	0	300	0	0
27545****	170,194	170,194	0	0	170,194	0	0	170,194	0	0
27545****	4,900	4,900	0	0	4,900	0	0	4,900	0	0
27648****	300	300	0	0	300	0	0	300	0	0
27706****	178,742	178,742	0	0	178,742	0	0	178,742	0	0
27714****	89,200	89,200	0	0	89,200	0	0	89,200	0	0
27866****	278,286	278,286	0	0	278,286	0	0	278,286	0	0
27866****	86,582	86,582	0	0	86,582	0	0	86,582	0	0
27866****	68,136	68,136	0	0	68,136	0	0	68,136	0	0
27866****	2,423,308	2,423,308	0	0	2,423,308	0	0	2,423,308	0	0
27866****	95,479	95,479	0	0	95,479	0	0	95,479	0	0
27866****	1,553,859	1,553,859	0	0	1,553,859	0	0	1,553,859	0	0
27866****	310,185	310,185	0	0	310,185	0	0	310,185	0	0
27877****	89	89	0	0	89	0	0	89	0	0
28072****	49,121	49,121	0	0	49,121	0	0	49,121	0	0
28271****	10,500	10,500	0	0	10,500	0	0	10,500	0	0
28328****	900	900	0	0	900	0	0	900	0	0
28360****	874	874	0	0	874	0	0	874	0	0
28394****	41,400	41,400	0	0	41,400	0	0	41,400	0	0
28580****	2,050,346	0	0	2,050,346	0	0	2,050,346	0	0	2,050,346
28663****	25,700	25,700	0	0	25,700	0	0	25,700	0	0
28700****	991,522	991,522	0	0	991,522	0	0	991,522	0	0
28864****	7,043	7,043	0	0	7,043	0	0	7,043	0	0
28875****	62,324	62,324	0	0	62,324	0	0	62,324	0	0
28990****	232,016	232,016	0	0	232,016	0	0	232,016	0	0
29054****	196,000	196,000	0	0	196,000	0	0	196,000	0	0
29073****	73,704	73,704	0	0	73,704	0	0	73,704	0	0
29322****	11,571,327	11,571,327	0	0	11,571,327	0	0	11,571,327	0	0
29394****	304,865	304,865	0	0	304,865	0	0	304,865	0	0
29626****	38,000	38,000	0	0	38,000	0	0	38,000	0	0
30066****	11,193	11,193	0	0	11,193	0	0	11,193	0	0
30254****	39,711	39,711	0	0	39,711	0	0	39,711	0	0
30402****	198,998	198,998	0	0	198,998	0	0	198,998	0	0
30463****	278,891	278,891	0	0	278,891	0	0	278,891	0	0
30515****	11,900	11,900	0	0	11,900	0	0	11,900	0	0
30769****	54,347	54,347	0	0	54,347	0	0	54,347	0	0
30918****	43,000	43,000	0	0	43,000	0	0	43,000	0	0
30988****	3,339,556	3,339,556	0	0	3,339,556	0	0	3,339,556	0	0
31050****	76,488	76,488	0	0	76,488	0	0	76,488	0	0
31240****	62,187	62,187	0	0	62,187	0	0	62,187	0	0
31322****	2,578,866	2,578,866	0	0	2,578,866	0	0	2,578,866	0	0
31322****	250,000	250,000	0	0	250,000	0	0	250,000	0	0
31493****	3,509,974	3,509,974	0	0	3,509,974	0	0	3,509,974	0	0
31502****	1,065,698	1,065,698	0	0	1,065,698	0	0	1,065,698	0	0
31533****	1,630,834	1,630,834	0	0	1,630,834	0	0	1,630,834	0	0
31577****	6,200	6,200	0	0	6,200	0	0	6,200	0	0
31591****	609	609	0	0	609	0	0	609	0	0
31692****	30,175	30,175	0	0	30,175	0	0	30,175	0	0
31814****	99,596	99,596	0	0	99,596	0	0	99,596	0	0
31814****	66,176	66,176	0	0	66,176	0	0	66,176	0	0
31829****	201,901	201,901	0	0	201,901	0	0	201,901	0	0
31914****	2,274,624	2,274,624	0	0	2,274,624	0	0	2,274,624	0	0
31978****	2,826	2,826	0	0	2,826	0	0	2,826	0	0
32106****	10,958	10,958	0	0	10,958	0	0	10,958	0	0
32239****	878,562	878,562	0	0	878,562	0	0	878,562	0	0
32289****	127	127	0	0	127	0	0	127	0	0
32318****	281,465	281,465	0	0	281,465	0	0	281,465	0	0
32329****	493,902	493,902	0	0	493,902	0	0	493,902	0	0
32358****	646,992	646,992	0	0	646,992	0	0	646,992	0	0
32457****	1,134,160	1,134,160	0	0	1,134,160	0	0	1,134,160	0	0
32514****	225,970	225,970	0	0	225,970	0	0	225,970	0	0
32542****	39,244	39,244	0	0	39,244	0	0	39,244	0	0
32556****	54,452	54,452	0	0	54,452	0	0	54,452	0	0
32642****	600	600	0	0	600	0	0	600	0	0
32742****	17,600	17,600	0	0	17,600	0	0	17,600	0	0
32776****	1,251	1,251	0	0	1,251	0	0	1,251	0	0
32892****	126,620	126,620	0	0	126,620	0	0	126,620	0	0
32974****	563,468	563,468	0	0	563,468	0	0	563,468	0	0
33166****	8,900	8,900	0	0	8,900	0	0	8,900	0	0
33580****	93,312	93,312	0	0	93,312	0	0	93,312	0	0
33814****	15,515	15,515	0	0	15,515	0	0	15,515	0	0
33867****	900	900	0	0	900	0	0	900	0	0
34027****	349,921	349,921	0	0	349,921	0	0	349,921	0	0
34054****	16,709	16,709	0	0	16,709	0	0	16,709	0	0
34286****	40,100	40,100	0	0	40,100	0	0	40,100	0	0
34431****	134,278	134,278	0	0	134,278	0	0	134,278	0	0
34447****	17,400	0	0	17,400	0	0	17,400	0	0	17,400
34525****	3,500	3,500	0	0	3,500	0	0	3,500	0	0
34662****	110,000	110,000	0	0	110,000	0	0	110,000	0	0
34768****	11,700	11,700	0	0	11,700	0	0	11,700	0	0
34781****	33,156	33,156	0	0	33,156	0	0	33,156	0	0
34798****	129,000	129,000	0	0	129,000	0	0	129,000	0	0
34825****	4,176	4,176	0	0	4,176	0	0	4,176	0	0
35075****	1,950	1,950	0	0	1,950	0	0	1,950	0	0
35195****	39,200	39,200	0	0	39,200	0	0	39,200	0	0
35395****	20,000	20,000	0	0	20,000	0	0	20,000	0	0
35510****	7,778	7,778	0	0	7,778	0	0	7,778	0	0
35595****	6,926	6,926	0	0	6,926	0	0	6,926	0	0
35693****	3,590,526	3,590,526	0	0	3,590,526	0	0	3,590,526	0	0
35768****	228,411	228,411	0	0	228,411	0	0	228,411	0	0
35859****	126,018	126,018	0	0	126,018	0	0	126,018	0	0
35957****	17,780	17,780	0	0	17,780	0	0	17,780	0	0
36318****	5,000	5,000	0	0	5,000	0	0	5,000	0	0
36659****	937	937	0	0	937	0	0	937	0	0
36853****	43,100	43,100	0	0	43,100	0	0	43,100	0	0
36853****	200	200	0	0	200	0	0	200	0	0
36976****	262,311	0	0	262,311	0	0	262,311	0	0	262,311
37099****	8,751	8,751	0	0	8,751	0	0	8,751	0	0
37113****	11,990	11,990	0	0	11,990	0	0	11,990	0	0
37236****	348,923	348,923	0	0	348,923	0	0	348,923	0	0
37444****	46,485	46,485	0	0	46,485	0	0	46,485	0	0
37539****	291,508	291,508	0	0	291,508	0	0	291,508	0	0
37623****	300	300	0	0	300	0	0	300	0	0
37659****	4,500	4,500	0	0	4,500	0	0	4,500	0	0
37806****	2,266	2,266	0	0	2,266	0	0	2,266	0	0
37895****	690,550	690,550	0	0	690,550	0	0	690,550	0	0
37895****	24,178	24,178	0	0	24,178	0	0	24,178	0	0
38003****	700	700	0	0	700	0	0	700	0	0
38032****	100	100	0	0	100	0	0	100	0	0
38596****	914,885	914,885	0	0	914,885	0	0	914,885	0	0
38648****	14,731	14,731	0	0	14,731	0	0	14,731	0	0
39226****	6,400	6,400	0	0	6,400	0	0	6,400	0	0
40067****	6,963	6,963	0	0	6,963	0	0	6,963	0	0
40508****	17,000	17,000	0	0	17,000	0	0	17,000	0	0
40508****	6,400	6,400	0	0	6,400	0	0	6,400	0	0
40552****	9,164	9,164	0	0	9,164	0	0	9,164	0	0
41081****	3,189	3,189	0	0	3,189	0	0	3,189	0	0
41199****	800	800	0	0	800	0	0	800	0	0
41222****	25,600	25,600	0	0	25,600	0	0	25,600	0	0
97538****	19,900	19,900	0	0	19,900	0	0	19,900	0	0
97538****	266,364	266,364	0	0	266,364	0	0	266,364	0	0
97538****	10,926	10,926	0	0	10,926	0	0	10,926	0	0
97539****	1,496,407	1,496,407	0	0	1,496,407	0	0	1,496,407	0	0
97539****	92,106	92,106	0	0	92,106	0	0	92,106	0	0
97539****	2,202,200	2,202,200	0	0	2,202,200	0	0	2,202,200	0	0
97539****	1,449,575	1,449,575	0	0	1,449,575	0	0	1,449,575	0	0
97539****	121,843	121,843	0	0	121,843	0	0	121,843	0	0
97539****	10,312	10,312	0	0	10,312	0	0	10,312	0	0
97539****	89,021	89,021	0	0	89,021	0	0	89,021	0	0
97539****	54,060	54,060	0	0	54,060	0	0	54,060	0	0
97539****	22,373	22,373	0	0	22,373	0	0	22,373	0	0
97539****	141,735	141,735	0	0	141,735	0	0	141,735	0	0
97540****	77,368	77,368	0	0	77,368	0	0	77,368	0	0
97540****	38,252	38,252	0	0	38,252	0	0	38,252	0	0
97540****	21,347	21,347	0	0	21,347	0	0	21,347	0	0
97540****	38,783	38,783	0	0	38,783	0	0	38,783	0	0
97540****	156,928	156,928	0	0	156,928	0	0	156,928	0	0
97540****	91,398	91,398	0	0	91,398	0	0	91,398	0	0
97540****	129,639	129,639	0	0	129,639	0	0	129,639	0	0
97540****	10,544,150	10,544,150	0	0	10,544,150	0	0	10,544,150	0	0
38359****	99,342,778	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0
25249****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
26953****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
67292****	26,231,646	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0
05561****	50,670	50,670	0	0	50,670	0	0	50,670	0	0
19959****	22,516,378	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0
28080****	4,997,397	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0
26123****	5,236,954	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0
09275****	1,303,309	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0
05533****	96	96	0	0	96	0	0	96	0	0
33292****	199,151,684	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0
29088****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
29088****	149,530	149,530	0	0	149,530	0	0	149,530	0	0
18789****	37,045,747	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0
18789****	897,091	897,091	0	0	897,091	0	0	897,091	0	0
27205****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
27205****	149,530	149,530	0	0	149,530	0	0	149,530	0	0
43682****	24,305,810	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0
19679****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
18409****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
17786****	16,380	16,380	0	0	16,380	0	0	16,380	0	0
25829****	15,710	15,710	0	0	15,710	0	0	15,710	0	0
17119****	20,546	20,546	0	0	20,546	0	0	20,546	0	0
12885****	45,326	45,326	0	0	45,326	0	0	45,326	0	0
10344****	28,359	28,359	0	0	28,359	0	0	28,359	0	0
4014****	322,766	322,766	0	0	322,766	0	0	322,766	0	0
4019****	600,000	600,000	0	0	600,000	0	0	600,000	0	0
2140****	1,646,260	1,646,260	0	0	1,646,260	0	0	1,646,260	0	0
1118****	5,834	5,834	0	0	5,834	0	0	5,834	0	0
1298****	24,555	24,555	0	0	24,555	0	0	24,555	0	0
0632****	617,614	617,614	0	0	617,614	0	0	617,614	0	0
0709****	35,329	35,329	0	0	35,329	0	0	35,329	0	0
2014****	1,432	1,432	0	0	1,432	0	0	1,432	0	0
0768****	8,849	8,849	0	0	8,849	0	0	8,849	0	0
1141****	657,956	657,956	0	0	657,956	0	0	657,956	0	0
1813****	118,000	118,000	0	0	118,000	0	0	118,000	0	0
1026****	279,117	279,117	0	0	279,117	0	0	279,117	0	0
3780****	57,851	57,851	0	0	57,851	0	0	57,851	0	0
3755****	377,019	377,019	0	0	377,019	0	0	377,019	0	0
0909****	2,279,028	2,279,028	0	0	2,279,028	0	0	2,279,028	0	0
0288****	6,183	6,183	0	0	6,183	0	0	6,183	0	0
3549****	41,300	41,300	0	0	41,300	0	0	41,300	0	0
1813****	368,298	368,298	0	0	368,298	0	0	368,298	0	0
0606****	58,559	58,559	0	0	58,559	0	0	58,559	0	0
0765****	29,229	29,229	0	0	29,229	0	0	29,229	0	0
3734****	324,116	324,116	0	0	324,116	0	0	324,116	0	0
1938****	304,700	304,700	0	0	304,700	0	0	304,700	0	0
0337****	734,176	734,176	0	0	734,176	0	0	734,176	0	0
1298****	220,016	220,016	0	0	220,016	0	0	220,016	0	0
1026****	5,761,289	5,761,289	0	0	5,761,289	0	0	5,761,289	0	0
1298****	7,575	7,575	0	0	7,575	0	0	7,575	0	0
0870****	65,211	65,211	0	0	65,211	0	0	65,211	0	0
3624****	6,057	6,057	0	0	6,057	0	0	6,057	0	0
0475****	27,100	27,100	0	0	27,100	0	0	27,100	0	0
2925****	106,252	106,252	0	0	106,252	0	0	106,252	0	0
1056****	1,962	1,962	0	0	1,962	0	0	1,962	0	0
3933****	11,730	11,730	0	0	11,730	0	0	11,730	0	0
3933****	1,658,689	1,658,689	0	0	1,658,689	0	0	1,658,689	0	0
4108****	473,634	473,634	0	0	473,634	0	0	473,634	0	0
3503****	8,184	8,184	0	0	8,184	0	0	8,184	0	0
4119****	83,218	83,218	0	0	83,218	0	0	83,218	0	0
48067****	10	10	0	0	10	0	0	10	0	0
37457****	4,800	0	0	4,800	0	0	4,800	0	0	4,800
33400****	1,918,506	0	0	1,918,506	0	0	1,918,506	0	0	1,918,506
34430****	177,695	0	0	177,695	0	0	177,695	0	0	177,695
38026****	8,075	0	0	8,075	0	0	8,075	0	0	8,075
09271****	1,168,511	1,168,511	0	0	1,168,511	0	0	1,168,511	0	0
13136****	906,143	906,143	0	0	906,143	0	0	906,143	0	0
10841****	1,852	1,852	0	0	1,852	0	0	1,852	0	0
11175****	216,747	216,747	0	0	216,747	0	0	216,747	0	0
11228****	689,633	689,633	0	0	689,633	0	0	689,633	0	0
97548****	398,305	398,305	0	0	398,305	0	0	398,305	0	0
35705****	108,200	108,200	0	0	108,200	0	0	108,200	0	0
34429****	76,100	76,100	0	0	76,100	0	0	76,100	0	0
34462****	63,100	63,100	0	0	63,100	0	0	63,100	0	0
35717****	683,125	683,125	0	0	683,125	0	0	683,125	0	0
36977****	257,300	257,300	0	0	257,300	0	0	257,300	0	0
39937****	15,100	15,100	0	0	15,100	0	0	15,100	0	0
17786****	363,805	363,805	0	0	363,805	0	0	363,805	0	0
20763****	25	25	0	0	25	0	0	25	0	0
06885****	383,358	383,358	0	0	383,358	0	0	383,358	0	0
35372****	938,016	938,016	0	0	938,016	0	0	938,016	0	0
39150****	54,400	54,400	0	0	54,400	0	0	54,400	0	0
35400****	642,057	642,057	0	0	642,057	0	0	642,057	0	0
35806****	50,127	50,127	0	0	50,127	0	0	50,127	0	0
35704****	42,896	42,896	0	0	42,896	0	0	42,896	0	0
36352****	70,595	70,595	0	0	70,595	0	0	70,595	0	0
18281****	498,552	498,552	0	0	498,552	0	0	498,552	0	0
08165****	359,129	359,129	0	0	359,129	0	0	359,129	0	0
20331****	137,800	137,800	0	0	137,800	0	0	137,800	0	0
28788****	25,700	25,700	0	0	25,700	0	0	25,700	0	0
55237****	76,028,972	75,875,004	61,374	92,594	75,903,134	95,430	30,408	75,902,506	80,710	45,756
1,074,274,993		1,057,539,857	61,374	16,673,762	1,069,116,962	95,430	5,062,601	1,058,803,952	80,710	15,390,331
78.05%		76.83%	0.00%	1.21%	77.67%	0.01%	0.37%	76.92%	0.01%	1.12%

NATURA &CO HOLDING S.A.

CNPJ/ME nº 32.785.497/0001-97 Companhia Aberta NIRE 35.300.531.582

Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

		COMMON SHARES			COMMON SHARES			COMMON SHARES			COMMON SHARES
		8			9			10			11
CNPJ / CPF	SHAREHOLDING	Approval of the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares.			Approval of the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders.			Approval of the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence.			Approval of the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company.
	COMMON SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
17162****	4,141,953	4,141,953	0	0	4,141,953	0	0	4,141,953	0	0	4,141,953	0	0
38394****	264,194	264,194	0	0	264,194	0	0	264,194	0	0	264,194	0	0
19726****	2,483,547	2,483,547	0	0	2,483,547	0	0	2,483,547	0	0	2,483,547	0	0
11188****	23,575,965	23,575,965	0	0	23,575,965	0	0	23,575,965	0	0	23,575,965	0	0
16569****	1,021,069	1,021,069	0	0	1,021,069	0	0	1,021,069	0	0	1,021,069	0	0
09013****	1,095,985	0	0	1,095,985	0	0	1,095,985	1,095,985	0	0	0	0	1,095,985
03707****	1,055,000	1,055,000	0	0	1,055,000	0	0	1,055,000	0	0	1,055,000	0	0
37278****	85,175	85,175	0	0	85,175	0	0	85,175	0	0	85,175	0	0
32320****	230,755	230,755	0	0	230,755	0	0	230,755	0	0	230,755	0	0
38108****	122,929	122,929	0	0	122,929	0	0	122,929	0	0	122,929	0	0
09412****	1,869,577	1,869,577	0	0	1,869,577	0	0	1,869,577	0	0	1,869,577	0	0
09288****	2,102,995	2,102,995	0	0	2,102,995	0	0	2,102,995	0	0	2,102,995	0	0
17256****	292,938	292,938	0	0	292,938	0	0	292,938	0	0	292,938	0	0
16569****	400,965	400,965	0	0	400,965	0	0	400,965	0	0	400,965	0	0
38452****	118,281	118,281	0	0	118,281	0	0	118,281	0	0	118,281	0	0
13174****	290,949	290,949	0	0	290,949	0	0	290,949	0	0	290,949	0	0
13174****	227,124	227,124	0	0	227,124	0	0	227,124	0	0	227,124	0	0
32280****	2,562,273	2,562,273	0	0	2,562,273	0	0	2,562,273	0	0	2,562,273	0	0
35612****	341,917	341,917	0	0	341,917	0	0	341,917	0	0	341,917	0	0
14713****	6,268,333	6,268,333	0	0	6,268,333	0	0	6,268,333	0	0	6,268,333	0	0
11274****	2,863,064	2,863,064	0	0	2,863,064	0	0	2,863,064	0	0	2,863,064	0	0
26406****	85,000	85,000	0	0	85,000	0	0	85,000	0	0	85,000	0	0
27250****	412,717	412,717	0	0	412,717	0	0	412,717	0	0	412,717	0	0
20889****	922,655	922,655	0	0	922,655	0	0	922,655	0	0	922,655	0	0
10519****	586,575	586,575	0	0	586,575	0	0	586,575	0	0	586,575	0	0
37564****	118,281	118,281	0	0	118,281	0	0	118,281	0	0	118,281	0	0
07046****	1,819,613	1,819,613	0	0	1,819,613	0	0	1,819,613	0	0	1,819,613	0	0
73232****	14,315,076	14,315,076	0	0	14,315,076	0	0	14,315,076	0	0	14,315,076	0	0
86399****	2,745,737	2,745,737	0	0	2,745,737	0	0	2,745,737	0	0	2,745,737	0	0
73777****	1,909,976	1,909,976	0	0	1,909,976	0	0	1,909,976	0	0	1,909,976	0	0
29522****	2,730,885	2,730,885	0	0	2,730,885	0	0	2,730,885	0	0	2,730,885	0	0
29522****	950,968	950,968	0	0	950,968	0	0	950,968	0	0	950,968	0	0
29522****	404,260	404,260	0	0	404,260	0	0	404,260	0	0	404,260	0	0
29522****	1,387,550	1,387,550	0	0	1,387,550	0	0	1,387,550	0	0	1,387,550	0	0
29522****	7,149,184	7,149,184	0	0	7,149,184	0	0	7,149,184	0	0	7,149,184	0	0
29522****	452,127	452,127	0	0	452,127	0	0	452,127	0	0	452,127	0	0
31766****	1,320,137	1,320,137	0	0	1,320,137	0	0	1,320,137	0	0	1,320,137	0	0
10643****	446,302	446,302	0	0	446,302	0	0	446,302	0	0	446,302	0	0
15248****	1,258,154	1,258,154	0	0	1,258,154	0	0	1,258,154	0	0	1,258,154	0	0
29550****	177,024	177,024	0	0	177,024	0	0	177,024	0	0	177,024	0	0
35916****	796,394	796,394	0	0	796,394	0	0	796,394	0	0	796,394	0	0
30178****	301,427	301,427	0	0	301,427	0	0	301,427	0	0	301,427	0	0
36352****	164,400	164,400	0	0	164,400	0	0	164,400	0	0	164,400	0	0
11225****	10,580,219	10,580,219	0	0	10,580,219	0	0	10,580,219	0	0	10,580,219	0	0
38481****	52,000	52,000	0	0	52,000	0	0	52,000	0	0	52,000	0	0
29092****	77,958	77,958	0	0	77,958	0	0	77,958	0	0	77,958	0	0
38386****	304,300	304,300	0	0	304,300	0	0	304,300	0	0	304,300	0	0
31923****	369,303	369,303	0	0	369,303	0	0	369,303	0	0	369,303	0	0
28462****	566,186	566,186	0	0	566,186	0	0	566,186	0	0	566,186	0	0
11481****	34,908	34,908	0	0	34,908	0	0	34,908	0	0	34,908	0	0
26284****	126,485	126,485	0	0	126,485	0	0	126,485	0	0	126,485	0	0
08913****	8,270	8,270	0	0	8,270	0	0	8,270	0	0	8,270	0	0
17009****	6,749,235	6,749,235	0	0	6,749,235	0	0	6,749,235	0	0	6,749,235	0	0
14816****	1,056,955	1,056,955	0	0	1,056,955	0	0	1,056,955	0	0	1,056,955	0	0
37967****	139,630	139,630	0	0	139,630	0	0	139,630	0	0	139,630	0	0
37927****	16,854	16,854	0	0	16,854	0	0	16,854	0	0	16,854	0	0
12976****	4,017,570	4,017,570	0	0	4,017,570	0	0	4,017,570	0	0	4,017,570	0	0
21336****	139,761	139,761	0	0	139,761	0	0	139,761	0	0	139,761	0	0
40428****	98,700	98,700	0	0	98,700	0	0	98,700	0	0	98,700	0	0
01214****	293,059	293,059	0	0	293,059	0	0	293,059	0	0	293,059	0	0
29587****	29,064	29,064	0	0	29,064	0	0	29,064	0	0	29,064	0	0
18969****	196,162	196,162	0	0	196,162	0	0	196,162	0	0	196,162	0	0
00888****	2,603	2,603	0	0	2,603	0	0	2,603	0	0	2,603	0	0
33598****	115,116	115,116	0	0	115,116	0	0	115,116	0	0	115,116	0	0
08623****	11,627	11,627	0	0	11,627	0	0	11,627	0	0	11,627	0	0
28720****	26,900	26,900	0	0	26,900	0	0	26,900	0	0	26,900	0	0
32743****	26,716	26,716	0	0	26,716	0	0	26,716	0	0	26,716	0	0
36248****	50,715	50,715	0	0	50,715	0	0	50,715	0	0	50,715	0	0
09076****	28,759	28,759	0	0	28,759	0	0	28,759	0	0	28,759	0	0
05656****	2,125	2,125	0	0	2,125	0	0	2,125	0	0	2,125	0	0
12227****	29,309	29,309	0	0	29,309	0	0	29,309	0	0	29,309	0	0
17433****	404,313	404,313	0	0	404,313	0	0	404,313	0	0	404,313	0	0
37428****	95,641	95,641	0	0	95,641	0	0	95,641	0	0	95,641	0	0
20977****	35,579	35,579	0	0	35,579	0	0	35,579	0	0	35,579	0	0
34172****	2,108,416	2,108,416	0	0	2,108,416	0	0	2,108,416	0	0	2,108,416	0	0
34172****	20,148,672	20,148,672	0	0	20,148,672	0	0	20,148,672	0	0	20,148,672	0	0
36247****	2,474,365	2,474,365	0	0	2,474,365	0	0	2,474,365	0	0	2,474,365	0	0
38173****	66,409	66,409	0	0	66,409	0	0	66,409	0	0	66,409	0	0
54791****	1,810,417	1,810,417	0	0	1,810,417	0	0	1,810,417	0	0	1,810,417	0	0
54797****	2,716,424	2,716,424	0	0	2,716,424	0	0	2,716,424	0	0	2,716,424	0	0
54799****	7,900	7,900	0	0	7,900	0	0	7,900	0	0	7,900	0	0
58386****	2,846,240	2,846,240	0	0	2,846,240	0	0	2,846,240	0	0	2,846,240	0	0
58387****	68,293	68,293	0	0	68,293	0	0	68,293	0	0	68,293	0	0
58387****	1,453,228	1,453,228	0	0	1,453,228	0	0	1,453,228	0	0	1,453,228	0	0
58388****	15,225	15,225	0	0	15,225	0	0	15,225	0	0	15,225	0	0
58392****	137,541	137,541	0	0	137,541	0	0	137,541	0	0	137,541	0	0
58392****	92,700	92,700	0	0	92,700	0	0	92,700	0	0	92,700	0	0
58392****	839,987	839,987	0	0	839,987	0	0	839,987	0	0	839,987	0	0
58392****	323,300	323,300	0	0	323,300	0	0	323,300	0	0	323,300	0	0
58393****	1,243,720	1,243,720	0	0	1,243,720	0	0	1,243,720	0	0	1,243,720	0	0
58394****	83,000	83,000	0	0	83,000	0	0	83,000	0	0	83,000	0	0
58394****	731,427	731,427	0	0	731,427	0	0	731,427	0	0	731,427	0	0
58396****	7,133,636	7,133,636	0	0	7,133,636	0	0	7,133,636	0	0	7,133,636	0	0
58396****	880,771	880,771	0	0	880,771	0	0	880,771	0	0	880,771	0	0
58397****	13,065	13,065	0	0	13,065	0	0	13,065	0	0	13,065	0	0
58397****	433,799	433,799	0	0	433,799	0	0	433,799	0	0	433,799	0	0
58399****	9,052	9,052	0	0	9,052	0	0	9,052	0	0	9,052	0	0
58399****	2,180,832	2,180,832	0	0	2,180,832	0	0	2,180,832	0	0	2,180,832	0	0
58399****	104,447	104,447	0	0	104,447	0	0	104,447	0	0	104,447	0	0
58400****	58,700	58,700	0	0	58,700	0	0	58,700	0	0	58,700	0	0
58400****	8,143	8,143	0	0	8,143	0	0	8,143	0	0	8,143	0	0
58400****	19,315	19,315	0	0	19,315	0	0	19,315	0	0	19,315	0	0
58400****	519,291	519,291	0	0	519,291	0	0	519,291	0	0	519,291	0	0
58401****	2,873,810	2,873,810	0	0	2,873,810	0	0	2,873,810	0	0	2,873,810	0	0
58402****	1,457,881	1,457,881	0	0	1,457,881	0	0	1,457,881	0	0	1,457,881	0	0
59850****	248,089	248,089	0	0	248,089	0	0	248,089	0	0	248,089	0	0
59868****	1,709,669	1,709,669	0	0	1,709,669	0	0	1,709,669	0	0	1,709,669	0	0
59868****	9,265,203	9,265,203	0	0	9,265,203	0	0	9,265,203	0	0	9,265,203	0	0
59869****	556,834	556,834	0	0	556,834	0	0	556,834	0	0	556,834	0	0
59871****	4,131,200	4,131,200	0	0	4,131,200	0	0	4,131,200	0	0	4,131,200	0	0
59871****	10,900	10,900	0	0	10,900	0	0	10,900	0	0	10,900	0	0
59875****	3,300	3,300	0	0	3,300	0	0	3,300	0	0	3,300	0	0
59877****	52,600	52,600	0	0	52,600	0	0	52,600	0	0	52,600	0	0
59877****	3,387	3,387	0	0	3,387	0	0	3,387	0	0	3,387	0	0
59877****	124,750	124,750	0	0	124,750	0	0	124,750	0	0	124,750	0	0
59878****	477,523	477,523	0	0	477,523	0	0	477,523	0	0	477,523	0	0
59880****	1,581,931	1,581,931	0	0	1,581,931	0	0	1,581,931	0	0	1,581,931	0	0
60463****	6,356	6,356	0	0	6,356	0	0	6,356	0	0	6,356	0	0
62390****	90,288	90,288	0	0	90,288	0	0	90,288	0	0	90,288	0	0
65411****	91,824	91,824	0	0	91,824	0	0	91,824	0	0	91,824	0	0
69434****	128,427	128,427	0	0	128,427	0	0	128,427	0	0	128,427	0	0
71409****	923	923	0	0	923	0	0	923	0	0	923	0	0
71409****	158,252	158,252	0	0	158,252	0	0	158,252	0	0	158,252	0	0
71410****	2,130	2,130	0	0	2,130	0	0	2,130	0	0	2,130	0	0
71410****	47,600	47,600	0	0	47,600	0	0	47,600	0	0	47,600	0	0
71913****	633,039	633,039	0	0	633,039	0	0	633,039	0	0	633,039	0	0
72473****	119,661	119,661	0	0	119,661	0	0	119,661	0	0	119,661	0	0
73333****	6,710	6,710	0	0	6,710	0	0	6,710	0	0	6,710	0	0
73456****	16,322	16,322	0	0	16,322	0	0	16,322	0	0	16,322	0	0
74186****	11,780	11,780	0	0	11,780	0	0	11,780	0	0	11,780	0	0
74186****	26,929	26,929	0	0	26,929	0	0	26,929	0	0	26,929	0	0
74186****	1,245,939	1,245,939	0	0	1,245,939	0	0	1,245,939	0	0	1,245,939	0	0
74186****	827,732	827,732	0	0	827,732	0	0	827,732	0	0	827,732	0	0
74963****	2,922,561	2,922,561	0	0	2,922,561	0	0	2,922,561	0	0	2,922,561	0	0
74963****	13,367	13,367	0	0	13,367	0	0	13,367	0	0	13,367	0	0
75069****	371,652	371,652	0	0	371,652	0	0	371,652	0	0	371,652	0	0
75069****	114,964	114,964	0	0	114,964	0	0	114,964	0	0	114,964	0	0
75166****	8,401	8,401	0	0	8,401	0	0	8,401	0	0	8,401	0	0
75363****	79,042	79,042	0	0	79,042	0	0	79,042	0	0	79,042	0	0
75364****	1,678,886	1,678,886	0	0	1,678,886	0	0	1,678,886	0	0	1,678,886	0	0
76224****	2,630,008	2,630,008	0	0	2,630,008	0	0	2,630,008	0	0	2,630,008	0	0
76478****	41,509	41,509	0	0	41,509	0	0	41,509	0	0	41,509	0	0
77714****	371,900	371,900	0	0	371,900	0	0	371,900	0	0	371,900	0	0
78464****	51,800	51,800	0	0	51,800	0	0	51,800	0	0	51,800	0	0
78892****	33,822	33,822	0	0	33,822	0	0	33,822	0	0	33,822	0	0
79403****	261,801	261,801	0	0	261,801	0	0	261,801	0	0	261,801	0	0
79403****	12,827	12,827	0	0	12,827	0	0	12,827	0	0	12,827	0	0
79907****	110,732	110,732	0	0	110,732	0	0	110,732	0	0	110,732	0	0
80755****	34,100	34,100	0	0	34,100	0	0	34,100	0	0	34,100	0	0
82689****	5,799	5,799	0	0	5,799	0	0	5,799	0	0	5,799	0	0
82756****	66,900	66,900	0	0	66,900	0	0	66,900	0	0	66,900	0	0
82780****	28,946	28,946	0	0	28,946	0	0	28,946	0	0	28,946	0	0
82950****	15,083,710	15,083,710	0	0	15,083,710	0	0	15,083,710	0	0	15,083,710	0	0
82950****	3,633,700	3,633,700	0	0	3,633,700	0	0	3,633,700	0	0	3,633,700	0	0
83362****	584,509	584,509	0	0	584,509	0	0	584,509	0	0	584,509	0	0
83609****	110,000	110,000	0	0	110,000	0	0	110,000	0	0	110,000	0	0
83609****	82,053	82,053	0	0	82,053	0	0	82,053	0	0	82,053	0	0
83874****	63,693	63,693	0	0	63,693	0	0	63,693	0	0	63,693	0	0
83903****	645,180	645,180	0	0	645,180	0	0	645,180	0	0	645,180	0	0
84646****	1,621,490	1,621,490	0	0	1,621,490	0	0	1,621,490	0	0	1,621,490	0	0
85390****	70,000	70,000	0	0	70,000	0	0	70,000	0	0	70,000	0	0
85485****	328,400	328,400	0	0	328,400	0	0	328,400	0	0	328,400	0	0
85524****	777,681	777,681	0	0	777,681	0	0	777,681	0	0	777,681	0	0
85615****	38,800	38,800	0	0	38,800	0	0	38,800	0	0	38,800	0	0
85796****	295,032	295,032	0	0	295,032	0	0	295,032	0	0	295,032	0	0
86253****	239,427	239,427	0	0	239,427	0	0	239,427	0	0	239,427	0	0
86404****	15,486	15,486	0	0	15,486	0	0	15,486	0	0	15,486	0	0
87318****	17,964	17,964	0	0	17,964	0	0	17,964	0	0	17,964	0	0
87658****	31,313,781	31,313,781	0	0	31,313,781	0	0	31,313,781	0	0	31,313,781	0	0
88575****	473,427	473,427	0	0	473,427	0	0	473,427	0	0	473,427	0	0
90483****	62,157	62,157	0	0	62,157	0	0	62,157	0	0	62,157	0	0
90667****	322,685	322,685	0	0	322,685	0	0	322,685	0	0	322,685	0	0
90735****	763,125	763,125	0	0	763,125	0	0	763,125	0	0	763,125	0	0
90897****	380,126	380,126	0	0	380,126	0	0	380,126	0	0	380,126	0	0
90897****	32,249	32,249	0	0	32,249	0	0	32,249	0	0	32,249	0	0
91160****	40,500	40,500	0	0	40,500	0	0	40,500	0	0	40,500	0	0
91457****	8,402,125	8,402,125	0	0	8,402,125	0	0	8,402,125	0	0	8,402,125	0	0
91635****	682,337	682,337	0	0	682,337	0	0	682,337	0	0	682,337	0	0
92863****	1,594,700	1,594,700	0	0	1,594,700	0	0	1,594,700	0	0	1,594,700	0	0
92990****	924,759	924,759	0	0	924,759	0	0	924,759	0	0	924,759	0	0
93304****	56,100	56,100	0	0	56,100	0	0	56,100	0	0	56,100	0	0
93305****	63,700	63,700	0	0	63,700	0	0	63,700	0	0	63,700	0	0
93362****	15,800	15,800	0	0	15,800	0	0	15,800	0	0	15,800	0	0
93675****	4,600	4,600	0	0	4,600	0	0	4,600	0	0	4,600	0	0
94115****	105,035	105,035	0	0	105,035	0	0	105,035	0	0	105,035	0	0
94420****	1,600	1,600	0	0	1,600	0	0	1,600	0	0	1,600	0	0
94700****	70,195	70,195	0	0	70,195	0	0	70,195	0	0	70,195	0	0
95457****	9,500	9,500	0	0	9,500	0	0	9,500	0	0	9,500	0	0
95596****	351,911	351,911	0	0	351,911	0	0	351,911	0	0	351,911	0	0
95675****	45,300	45,300	0	0	45,300	0	0	45,300	0	0	45,300	0	0
95931****	759,366	759,366	0	0	759,366	0	0	759,366	0	0	759,366	0	0
96209****	91,425	91,425	0	0	91,425	0	0	91,425	0	0	91,425	0	0
96275****	23,985	23,985	0	0	23,985	0	0	23,985	0	0	23,985	0	0
10205****	1,180	1,180	0	0	1,180	0	0	1,180	0	0	1,180	0	0
10346****	1,533,638	1,533,638	0	0	1,533,638	0	0	1,533,638	0	0	1,533,638	0	0
10374****	104,994	104,994	0	0	104,994	0	0	104,994	0	0	104,994	0	0
10400****	284,149	284,149	0	0	284,149	0	0	284,149	0	0	284,149	0	0
10419****	1,200	1,200	0	0	1,200	0	0	1,200	0	0	1,200	0	0
10419****	57,100	57,100	0	0	57,100	0	0	57,100	0	0	57,100	0	0
10447****	373,100	373,100	0	0	373,100	0	0	373,100	0	0	373,100	0	0
10475****	152,064	152,064	0	0	152,064	0	0	152,064	0	0	152,064	0	0
10481****	18,361,901	18,361,901	0	0	18,361,901	0	0	18,361,901	0	0	18,361,901	0	0
10512****	6,003,936	6,003,936	0	0	6,003,936	0	0	6,003,936	0	0	6,003,936	0	0
10539****	8,320	8,320	0	0	8,320	0	0	8,320	0	0	8,320	0	0
10553****	1,212,450	1,212,450	0	0	1,212,450	0	0	1,212,450	0	0	1,212,450	0	0
10569****	142,500	142,500	0	0	142,500	0	0	142,500	0	0	142,500	0	0
10596****	1,975	1,975	0	0	1,975	0	0	1,975	0	0	1,975	0	0
10661****	3,153	3,153	0	0	3,153	0	0	3,153	0	0	3,153	0	0
10678****	11,100	11,100	0	0	11,100	0	0	11,100	0	0	11,100	0	0
10700****	406,298	406,298	0	0	406,298	0	0	406,298	0	0	406,298	0	0
10705****	28,600	28,600	0	0	28,600	0	0	28,600	0	0	28,600	0	0
10750****	648,300	648,300	0	0	648,300	0	0	648,300	0	0	648,300	0	0
10750****	29,603	29,603	0	0	29,603	0	0	29,603	0	0	29,603	0	0
10762****	14,802	14,802	0	0	14,802	0	0	14,802	0	0	14,802	0	0
10916****	1,405,896	1,405,896	0	0	1,405,896	0	0	1,405,896	0	0	1,405,896	0	0
10975****	58,872	58,872	0	0	58,872	0	0	58,872	0	0	58,872	0	0
11026****	73,393	73,393	0	0	73,393	0	0	73,393	0	0	73,393	0	0
11030****	825,819	825,819	0	0	825,819	0	0	825,819	0	0	825,819	0	0
11098****	692,563	692,563	0	0	692,563	0	0	692,563	0	0	692,563	0	0
11100****	1,053,334	1,053,334	0	0	1,053,334	0	0	1,053,334	0	0	1,053,334	0	0
11176****	2,101,671	2,101,671	0	0	2,101,671	0	0	2,101,671	0	0	2,101,671	0	0
11184****	3,488,211	3,488,211	0	0	3,488,211	0	0	3,488,211	0	0	3,488,211	0	0
11265****	162,000	162,000	0	0	162,000	0	0	162,000	0	0	162,000	0	0
11311****	547,078	547,078	0	0	547,078	0	0	547,078	0	0	547,078	0	0
11315****	1,890,345	1,890,345	0	0	1,890,345	0	0	1,890,345	0	0	1,890,345	0	0
11357****	240,500	240,500	0	0	240,500	0	0	240,500	0	0	240,500	0	0
11386****	28,100	28,100	0	0	28,100	0	0	28,100	0	0	28,100	0	0
11410****	157,008	157,008	0	0	157,008	0	0	157,008	0	0	157,008	0	0
11410****	506,400	506,400	0	0	506,400	0	0	506,400	0	0	506,400	0	0
11584****	106,092	106,092	0	0	106,092	0	0	106,092	0	0	106,092	0	0
11695****	63,560	0	0	63,560	0	0	63,560	0	0	63,560	0	0	63,560
11729****	86,300	86,300	0	0	86,300	0	0	86,300	0	0	86,300	0	0
11741****	49,500	0	0	49,500	0	0	49,500	0	0	49,500	0	0	49,500
11811****	670,978	670,978	0	0	670,978	0	0	670,978	0	0	670,978	0	0
11841****	314,668	314,668	0	0	314,668	0	0	314,668	0	0	314,668	0	0
11882****	305,993	305,993	0	0	305,993	0	0	305,993	0	0	305,993	0	0
11906****	100,614	100,614	0	0	100,614	0	0	100,614	0	0	100,614	0	0
11952****	449,100	0	0	449,100	0	0	449,100	0	0	449,100	0	0	449,100
12068****	467,119	467,119	0	0	467,119	0	0	467,119	0	0	467,119	0	0
12094****	186,182	186,182	0	0	186,182	0	0	186,182	0	0	186,182	0	0
12219****	10,700	10,700	0	0	10,700	0	0	10,700	0	0	10,700	0	0
12219****	384,600	384,600	0	0	384,600	0	0	384,600	0	0	384,600	0	0
12297****	1,004,397	1,004,397	0	0	1,004,397	0	0	1,004,397	0	0	1,004,397	0	0
12428****	1,049,493	1,049,493	0	0	1,049,493	0	0	1,049,493	0	0	1,049,493	0	0
12525****	45,162	45,162	0	0	45,162	0	0	45,162	0	0	45,162	0	0
13022****	4,942	4,942	0	0	4,942	0	0	4,942	0	0	4,942	0	0
13176****	800	800	0	0	800	0	0	800	0	0	800	0	0
13188****	204,125	204,125	0	0	204,125	0	0	204,125	0	0	204,125	0	0
13208****	3,134	3,134	0	0	3,134	0	0	3,134	0	0	3,134	0	0
13296****	14,244	14,244	0	0	14,244	0	0	14,244	0	0	14,244	0	0
13296****	32,439	32,439	0	0	32,439	0	0	32,439	0	0	32,439	0	0
13362****	66,940	66,940	0	0	66,940	0	0	66,940	0	0	66,940	0	0
13429****	63,873	63,873	0	0	63,873	0	0	63,873	0	0	63,873	0	0
13442****	34,325	34,325	0	0	34,325	0	0	34,325	0	0	34,325	0	0
13442****	25,711	25,711	0	0	25,711	0	0	25,711	0	0	25,711	0	0
13628****	21,400	21,400	0	0	21,400	0	0	21,400	0	0	21,400	0	0
13709****	244,085	244,085	0	0	244,085	0	0	244,085	0	0	244,085	0	0
13725****	42,818	42,818	0	0	42,818	0	0	42,818	0	0	42,818	0	0
13725****	26,781	26,781	0	0	26,781	0	0	26,781	0	0	26,781	0	0
13775****	261,470	261,470	0	0	261,470	0	0	261,470	0	0	261,470	0	0
13834****	144,891	144,891	0	0	144,891	0	0	144,891	0	0	144,891	0	0
13834****	260,915	260,915	0	0	260,915	0	0	260,915	0	0	260,915	0	0
13855****	30,900	0	0	30,900	0	0	30,900	0	0	30,900	0	0	30,900
13956****	48,000	48,000	0	0	48,000	0	0	48,000	0	0	48,000	0	0
13973****	433,836	433,836	0	0	433,836	0	0	433,836	0	0	433,836	0	0
13981****	124,500	124,500	0	0	124,500	0	0	124,500	0	0	124,500	0	0
14012****	552,990	552,990	0	0	552,990	0	0	552,990	0	0	552,990	0	0
14027****	251,303	251,303	0	0	251,303	0	0	251,303	0	0	251,303	0	0
14067****	10,499	10,499	0	0	10,499	0	0	10,499	0	0	10,499	0	0
14153****	22,945	22,945	0	0	22,945	0	0	22,945	0	0	22,945	0	0
14212****	248,153	248,153	0	0	248,153	0	0	248,153	0	0	248,153	0	0
14212****	281,318	281,318	0	0	281,318	0	0	281,318	0	0	281,318	0	0
14258****	166,400	166,400	0	0	166,400	0	0	166,400	0	0	166,400	0	0
14284****	6,174,658	6,174,658	0	0	6,174,658	0	0	6,174,658	0	0	6,174,658	0	0
14366****	37,734	37,734	0	0	37,734	0	0	37,734	0	0	37,734	0	0
14541****	89,271	89,271	0	0	89,271	0	0	89,271	0	0	89,271	0	0
14541****	474,603	474,603	0	0	474,603	0	0	474,603	0	0	474,603	0	0
14639****	521,448	521,448	0	0	521,448	0	0	521,448	0	0	521,448	0	0
14819****	258,478	258,478	0	0	258,478	0	0	258,478	0	0	258,478	0	0
14950****	267,357	267,357	0	0	267,357	0	0	267,357	0	0	267,357	0	0
14988****	247,802	247,802	0	0	247,802	0	0	247,802	0	0	247,802	0	0
15085****	18,900	18,900	0	0	18,900	0	0	18,900	0	0	18,900	0	0
15154****	539,420	539,420	0	0	539,420	0	0	539,420	0	0	539,420	0	0
15189****	109,867	109,867	0	0	109,867	0	0	109,867	0	0	109,867	0	0
15231****	2,400	2,400	0	0	2,400	0	0	2,400	0	0	2,400	0	0
15248****	1,079,779	1,079,779	0	0	1,079,779	0	0	1,079,779	0	0	1,079,779	0	0
15265****	105,044	105,044	0	0	105,044	0	0	105,044	0	0	105,044	0	0
15265****	5,900	5,900	0	0	5,900	0	0	5,900	0	0	5,900	0	0
15272****	96,080	96,080	0	0	96,080	0	0	96,080	0	0	96,080	0	0
15421****	82,802	82,802	0	0	82,802	0	0	82,802	0	0	82,802	0	0
15559****	1,400	1,400	0	0	1,400	0	0	1,400	0	0	1,400	0	0
16816****	1,557,358	1,557,358	0	0	1,557,358	0	0	1,557,358	0	0	1,557,358	0	0
16878****	15,558	15,558	0	0	15,558	0	0	15,558	0	0	15,558	0	0
16947****	196,400	196,400	0	0	196,400	0	0	196,400	0	0	196,400	0	0
16947****	34,000	34,000	0	0	34,000	0	0	34,000	0	0	34,000	0	0
16947****	7,803,587	7,803,587	0	0	7,803,587	0	0	7,803,587	0	0	7,803,587	0	0
16947****	871,888	871,888	0	0	871,888	0	0	871,888	0	0	871,888	0	0
16990****	223,700	223,700	0	0	223,700	0	0	223,700	0	0	223,700	0	0
16997****	267,500	267,500	0	0	267,500	0	0	267,500	0	0	267,500	0	0
17021****	69,226	69,226	0	0	69,226	0	0	69,226	0	0	69,226	0	0
17036****	111,545	111,545	0	0	111,545	0	0	111,545	0	0	111,545	0	0
17075****	4,237,861	4,237,861	0	0	4,237,861	0	0	4,237,861	0	0	4,237,861	0	0
17164****	232,196	232,196	0	0	232,196	0	0	232,196	0	0	232,196	0	0
17181****	18,000	18,000	0	0	18,000	0	0	18,000	0	0	18,000	0	0
17209****	14,400	14,400	0	0	14,400	0	0	14,400	0	0	14,400	0	0
17849****	2,728	2,728	0	0	2,728	0	0	2,728	0	0	2,728	0	0
17858****	23,474	23,474	0	0	23,474	0	0	23,474	0	0	23,474	0	0
17858****	98,840	98,840	0	0	98,840	0	0	98,840	0	0	98,840	0	0
17867****	22,237	22,237	0	0	22,237	0	0	22,237	0	0	22,237	0	0
17911****	1,100	1,100	0	0	1,100	0	0	1,100	0	0	1,100	0	0
17934****	122,236	122,236	0	0	122,236	0	0	122,236	0	0	122,236	0	0
17998****	25,462	25,462	0	0	25,462	0	0	25,462	0	0	25,462	0	0
18030****	16,466	16,466	0	0	16,466	0	0	16,466	0	0	16,466	0	0
18077****	677,663	677,663	0	0	677,663	0	0	677,663	0	0	677,663	0	0
18214****	23,556	23,556	0	0	23,556	0	0	23,556	0	0	23,556	0	0
18279****	14,200	14,200	0	0	14,200	0	0	14,200	0	0	14,200	0	0
18497****	3,551	3,551	0	0	3,551	0	0	3,551	0	0	3,551	0	0
18497****	3,891	3,891	0	0	3,891	0	0	3,891	0	0	3,891	0	0
18830****	44,535	44,535	0	0	44,535	0	0	44,535	0	0	44,535	0	0
19049****	80,200	80,200	0	0	80,200	0	0	80,200	0	0	80,200	0	0
19244****	1,473	1,473	0	0	1,473	0	0	1,473	0	0	1,473	0	0
19270****	2,400	2,400	0	0	2,400	0	0	2,400	0	0	2,400	0	0
19449****	5,331	5,331	0	0	5,331	0	0	5,331	0	0	5,331	0	0
19530****	113,294	113,294	0	0	113,294	0	0	113,294	0	0	113,294	0	0
19530****	997,916	997,916	0	0	997,916	0	0	997,916	0	0	997,916	0	0
19573****	30,300	30,300	0	0	30,300	0	0	30,300	0	0	30,300	0	0
19754****	210,722	210,722	0	0	210,722	0	0	210,722	0	0	210,722	0	0
19800****	32,525	32,525	0	0	32,525	0	0	32,525	0	0	32,525	0	0
19808****	96,341	96,341	0	0	96,341	0	0	96,341	0	0	96,341	0	0
19822****	461,375	461,375	0	0	461,375	0	0	461,375	0	0	461,375	0	0
19837****	116,600	116,600	0	0	116,600	0	0	116,600	0	0	116,600	0	0
19874****	135,174	135,174	0	0	135,174	0	0	135,174	0	0	135,174	0	0
19874****	63,626	63,626	0	0	63,626	0	0	63,626	0	0	63,626	0	0
19893****	2,007,010	2,007,010	0	0	2,007,010	0	0	2,007,010	0	0	2,007,010	0	0
19910****	17,762	17,762	0	0	17,762	0	0	17,762	0	0	17,762	0	0
20026****	395	395	0	0	395	0	0	395	0	0	395	0	0
20196****	577,060	577,060	0	0	577,060	0	0	577,060	0	0	577,060	0	0
20196****	1,256,077	1,256,077	0	0	1,256,077	0	0	1,256,077	0	0	1,256,077	0	0
20270****	50,170	50,170	0	0	50,170	0	0	50,170	0	0	50,170	0	0
20270****	674,248	674,248	0	0	674,248	0	0	674,248	0	0	674,248	0	0
20349****	30,200	30,200	0	0	30,200	0	0	30,200	0	0	30,200	0	0
20397****	28,140	28,140	0	0	28,140	0	0	28,140	0	0	28,140	0	0
20447****	5,469	5,469	0	0	5,469	0	0	5,469	0	0	5,469	0	0
20544****	600	600	0	0	600	0	0	600	0	0	600	0	0
20622****	107,837	107,837	0	0	107,837	0	0	107,837	0	0	107,837	0	0
20849****	3,809	3,809	0	0	3,809	0	0	3,809	0	0	3,809	0	0
20923****	5,531	5,531	0	0	5,531	0	0	5,531	0	0	5,531	0	0
21141****	55,374	55,374	0	0	55,374	0	0	55,374	0	0	55,374	0	0
21166****	3,907	3,907	0	0	3,907	0	0	3,907	0	0	3,907	0	0
21273****	895,761	895,761	0	0	895,761	0	0	895,761	0	0	895,761	0	0
21403****	1,047	1,047	0	0	1,047	0	0	1,047	0	0	1,047	0	0
21469****	19,800	19,800	0	0	19,800	0	0	19,800	0	0	19,800	0	0
21542****	4,800	4,800	0	0	4,800	0	0	4,800	0	0	4,800	0	0
21826****	1,861	1,861	0	0	1,861	0	0	1,861	0	0	1,861	0	0
21962****	200,051	200,051	0	0	200,051	0	0	200,051	0	0	200,051	0	0
22321****	189,982	189,982	0	0	189,982	0	0	189,982	0	0	189,982	0	0
22403****	21,386	21,386	0	0	21,386	0	0	21,386	0	0	21,386	0	0
22576****	46,200	46,200	0	0	46,200	0	0	46,200	0	0	46,200	0	0
22630****	29,900	29,900	0	0	29,900	0	0	29,900	0	0	29,900	0	0
22630****	77,842	77,842	0	0	77,842	0	0	77,842	0	0	77,842	0	0
22875****	39,033	39,033	0	0	39,033	0	0	39,033	0	0	39,033	0	0
22896****	89,490	89,490	0	0	89,490	0	0	89,490	0	0	89,490	0	0
22899****	6,472	6,472	0	0	6,472	0	0	6,472	0	0	6,472	0	0
23060****	65,050	65,050	0	0	65,050	0	0	65,050	0	0	65,050	0	0
23384****	222,803	222,803	0	0	222,803	0	0	222,803	0	0	222,803	0	0
23516****	553,961	553,961	0	0	553,961	0	0	553,961	0	0	553,961	0	0
23563****	86,000	86,000	0	0	86,000	0	0	86,000	0	0	86,000	0	0
23572****	6,752	6,752	0	0	6,752	0	0	6,752	0	0	6,752	0	0
23590****	13,627	13,627	0	0	13,627	0	0	13,627	0	0	13,627	0	0
23590****	27,000	27,000	0	0	27,000	0	0	27,000	0	0	27,000	0	0
23794****	508,624	508,624	0	0	508,624	0	0	508,624	0	0	508,624	0	0
23874****	404,626	404,626	0	0	404,626	0	0	404,626	0	0	404,626	0	0
23952****	11,400	11,400	0	0	11,400	0	0	11,400	0	0	11,400	0	0
23952****	12,006	12,006	0	0	12,006	0	0	12,006	0	0	12,006	0	0
24569****	16,393	16,393	0	0	16,393	0	0	16,393	0	0	16,393	0	0
24620****	331,024	331,024	0	0	331,024	0	0	331,024	0	0	331,024	0	0
24676****	2,039,984	2,039,984	0	0	2,039,984	0	0	2,039,984	0	0	2,039,984	0	0
24779****	206,452	206,452	0	0	206,452	0	0	206,452	0	0	206,452	0	0
24897****	15,900	15,900	0	0	15,900	0	0	15,900	0	0	15,900	0	0
24935****	2,013,039	2,013,039	0	0	2,013,039	0	0	2,013,039	0	0	2,013,039	0	0
25138****	8,192	8,192	0	0	8,192	0	0	8,192	0	0	8,192	0	0
25454****	384,697	384,697	0	0	384,697	0	0	384,697	0	0	384,697	0	0
25454****	4,624,440	4,624,440	0	0	4,624,440	0	0	4,624,440	0	0	4,624,440	0	0
26160****	165,714	165,714	0	0	165,714	0	0	165,714	0	0	165,714	0	0
26311****	13,726	13,726	0	0	13,726	0	0	13,726	0	0	13,726	0	0
26431****	354,770	354,770	0	0	354,770	0	0	354,770	0	0	354,770	0	0
26496****	763,677	763,677	0	0	763,677	0	0	763,677	0	0	763,677	0	0
26565****	58,800	58,800	0	0	58,800	0	0	58,800	0	0	58,800	0	0
26755****	45,192	45,192	0	0	45,192	0	0	45,192	0	0	45,192	0	0
26784****	10,800	10,800	0	0	10,800	0	0	10,800	0	0	10,800	0	0
26794****	45,649	45,649	0	0	45,649	0	0	45,649	0	0	45,649	0	0
27074****	6,767	6,767	0	0	6,767	0	0	6,767	0	0	6,767	0	0
27084****	27,793	27,793	0	0	27,793	0	0	27,793	0	0	27,793	0	0
27222****	49,464	49,464	0	0	49,464	0	0	49,464	0	0	49,464	0	0
27463****	18,513	18,513	0	0	18,513	0	0	18,513	0	0	18,513	0	0
27532****	300	300	0	0	300	0	0	300	0	0	300	0	0
27545****	170,194	170,194	0	0	170,194	0	0	170,194	0	0	170,194	0	0
27545****	4,900	4,900	0	0	4,900	0	0	4,900	0	0	4,900	0	0
27648****	300	300	0	0	300	0	0	300	0	0	300	0	0
27706****	178,742	178,742	0	0	178,742	0	0	178,742	0	0	178,742	0	0
27714****	89,200	89,200	0	0	89,200	0	0	89,200	0	0	89,200	0	0
27866****	278,286	278,286	0	0	278,286	0	0	278,286	0	0	278,286	0	0
27866****	86,582	86,582	0	0	86,582	0	0	86,582	0	0	86,582	0	0
27866****	68,136	68,136	0	0	68,136	0	0	68,136	0	0	68,136	0	0
27866****	2,423,308	2,423,308	0	0	2,423,308	0	0	2,423,308	0	0	2,423,308	0	0
27866****	95,479	95,479	0	0	95,479	0	0	95,479	0	0	95,479	0	0
27866****	1,553,859	1,553,859	0	0	1,553,859	0	0	1,553,859	0	0	1,553,859	0	0
27866****	310,185	310,185	0	0	310,185	0	0	310,185	0	0	310,185	0	0
27877****	89	89	0	0	89	0	0	89	0	0	89	0	0
28072****	49,121	49,121	0	0	49,121	0	0	49,121	0	0	49,121	0	0
28271****	10,500	10,500	0	0	10,500	0	0	10,500	0	0	10,500	0	0
28328****	900	900	0	0	900	0	0	900	0	0	900	0	0
28360****	874	874	0	0	874	0	0	874	0	0	874	0	0
28394****	41,400	41,400	0	0	41,400	0	0	41,400	0	0	41,400	0	0
28580****	2,050,346	0	0	2,050,346	0	0	2,050,346	0	0	2,050,346	0	0	2,050,346
28663****	25,700	25,700	0	0	25,700	0	0	25,700	0	0	25,700	0	0
28700****	991,522	991,522	0	0	991,522	0	0	991,522	0	0	991,522	0	0
28864****	7,043	7,043	0	0	7,043	0	0	7,043	0	0	7,043	0	0
28875****	62,324	62,324	0	0	62,324	0	0	62,324	0	0	62,324	0	0
28990****	232,016	232,016	0	0	232,016	0	0	232,016	0	0	232,016	0	0
29054****	196,000	196,000	0	0	196,000	0	0	196,000	0	0	196,000	0	0
29073****	73,704	73,704	0	0	73,704	0	0	73,704	0	0	73,704	0	0
29322****	11,571,327	11,571,327	0	0	11,571,327	0	0	11,571,327	0	0	11,571,327	0	0
29394****	304,865	304,865	0	0	304,865	0	0	304,865	0	0	304,865	0	0
29626****	38,000	38,000	0	0	38,000	0	0	38,000	0	0	38,000	0	0
30066****	11,193	11,193	0	0	11,193	0	0	11,193	0	0	11,193	0	0
30254****	39,711	39,711	0	0	39,711	0	0	39,711	0	0	39,711	0	0
30402****	198,998	198,998	0	0	198,998	0	0	198,998	0	0	198,998	0	0
30463****	278,891	278,891	0	0	278,891	0	0	278,891	0	0	278,891	0	0
30515****	11,900	11,900	0	0	11,900	0	0	11,900	0	0	11,900	0	0
30769****	54,347	54,347	0	0	54,347	0	0	54,347	0	0	54,347	0	0
30918****	43,000	43,000	0	0	43,000	0	0	43,000	0	0	43,000	0	0
30988****	3,339,556	3,339,556	0	0	3,339,556	0	0	3,339,556	0	0	3,339,556	0	0
31050****	76,488	76,488	0	0	76,488	0	0	76,488	0	0	76,488	0	0
31240****	62,187	62,187	0	0	62,187	0	0	62,187	0	0	62,187	0	0
31322****	2,578,866	2,578,866	0	0	2,578,866	0	0	2,578,866	0	0	2,578,866	0	0
31322****	250,000	250,000	0	0	250,000	0	0	250,000	0	0	250,000	0	0
31493****	3,509,974	3,509,974	0	0	3,509,974	0	0	3,509,974	0	0	3,509,974	0	0
31502****	1,065,698	1,065,698	0	0	1,065,698	0	0	1,065,698	0	0	1,065,698	0	0
31533****	1,630,834	1,630,834	0	0	1,630,834	0	0	1,630,834	0	0	1,630,834	0	0
31577****	6,200	6,200	0	0	6,200	0	0	6,200	0	0	6,200	0	0
31591****	609	609	0	0	609	0	0	609	0	0	609	0	0
31692****	30,175	30,175	0	0	30,175	0	0	30,175	0	0	30,175	0	0
31814****	99,596	99,596	0	0	99,596	0	0	99,596	0	0	99,596	0	0
31814****	66,176	66,176	0	0	66,176	0	0	66,176	0	0	66,176	0	0
31829****	201,901	201,901	0	0	201,901	0	0	201,901	0	0	201,901	0	0
31914****	2,274,624	2,274,624	0	0	2,274,624	0	0	2,274,624	0	0	2,274,624	0	0
31978****	2,826	2,826	0	0	2,826	0	0	2,826	0	0	2,826	0	0
32106****	10,958	10,958	0	0	10,958	0	0	10,958	0	0	10,958	0	0
32239****	878,562	878,562	0	0	878,562	0	0	878,562	0	0	878,562	0	0
32289****	127	127	0	0	127	0	0	127	0	0	127	0	0
32318****	281,465	281,465	0	0	281,465	0	0	281,465	0	0	281,465	0	0
32329****	493,902	493,902	0	0	493,902	0	0	493,902	0	0	493,902	0	0
32358****	646,992	646,992	0	0	646,992	0	0	646,992	0	0	646,992	0	0
32457****	1,134,160	1,134,160	0	0	1,134,160	0	0	1,134,160	0	0	1,134,160	0	0
32514****	225,970	225,970	0	0	225,970	0	0	225,970	0	0	225,970	0	0
32542****	39,244	39,244	0	0	39,244	0	0	39,244	0	0	39,244	0	0
32556****	54,452	54,452	0	0	54,452	0	0	54,452	0	0	54,452	0	0
32642****	600	600	0	0	600	0	0	600	0	0	600	0	0
32742****	17,600	17,600	0	0	17,600	0	0	17,600	0	0	17,600	0	0
32776****	1,251	1,251	0	0	1,251	0	0	1,251	0	0	1,251	0	0
32892****	126,620	126,620	0	0	126,620	0	0	126,620	0	0	126,620	0	0
32974****	563,468	563,468	0	0	563,468	0	0	563,468	0	0	563,468	0	0
33166****	8,900	8,900	0	0	8,900	0	0	8,900	0	0	8,900	0	0
33580****	93,312	93,312	0	0	93,312	0	0	93,312	0	0	93,312	0	0
33814****	15,515	15,515	0	0	15,515	0	0	15,515	0	0	15,515	0	0
33867****	900	900	0	0	900	0	0	900	0	0	900	0	0
34027****	349,921	349,921	0	0	349,921	0	0	349,921	0	0	349,921	0	0
34054****	16,709	16,709	0	0	16,709	0	0	16,709	0	0	16,709	0	0
34286****	40,100	40,100	0	0	40,100	0	0	40,100	0	0	40,100	0	0
34431****	134,278	134,278	0	0	134,278	0	0	134,278	0	0	134,278	0	0
34447****	17,400	0	0	17,400	0	0	17,400	0	0	17,400	0	0	17,400
34525****	3,500	3,500	0	0	3,500	0	0	3,500	0	0	3,500	0	0
34662****	110,000	110,000	0	0	110,000	0	0	110,000	0	0	110,000	0	0
34768****	11,700	11,700	0	0	11,700	0	0	11,700	0	0	11,700	0	0
34781****	33,156	33,156	0	0	33,156	0	0	33,156	0	0	33,156	0	0
34798****	129,000	129,000	0	0	129,000	0	0	129,000	0	0	129,000	0	0
34825****	4,176	4,176	0	0	4,176	0	0	4,176	0	0	4,176	0	0
35075****	1,950	1,950	0	0	1,950	0	0	1,950	0	0	1,950	0	0
35195****	39,200	39,200	0	0	39,200	0	0	39,200	0	0	39,200	0	0
35395****	20,000	20,000	0	0	20,000	0	0	20,000	0	0	20,000	0	0
35510****	7,778	7,778	0	0	7,778	0	0	7,778	0	0	7,778	0	0
35595****	6,926	6,926	0	0	6,926	0	0	6,926	0	0	6,926	0	0
35693****	3,590,526	3,590,526	0	0	3,590,526	0	0	3,590,526	0	0	3,590,526	0	0
35768****	228,411	228,411	0	0	228,411	0	0	228,411	0	0	228,411	0	0
35859****	126,018	126,018	0	0	126,018	0	0	126,018	0	0	126,018	0	0
35957****	17,780	17,780	0	0	17,780	0	0	17,780	0	0	17,780	0	0
36318****	5,000	5,000	0	0	5,000	0	0	5,000	0	0	5,000	0	0
36659****	937	937	0	0	937	0	0	937	0	0	937	0	0
36853****	43,100	43,100	0	0	43,100	0	0	43,100	0	0	43,100	0	0
36853****	200	200	0	0	200	0	0	200	0	0	200	0	0
36976****	262,311	0	0	262,311	0	0	262,311	0	0	262,311	0	0	262,311
37099****	8,751	8,751	0	0	8,751	0	0	8,751	0	0	8,751	0	0
37113****	11,990	11,990	0	0	11,990	0	0	11,990	0	0	11,990	0	0
37236****	348,923	348,923	0	0	348,923	0	0	348,923	0	0	348,923	0	0
37444****	46,485	46,485	0	0	46,485	0	0	46,485	0	0	46,485	0	0
37539****	291,508	291,508	0	0	291,508	0	0	291,508	0	0	291,508	0	0
37623****	300	300	0	0	300	0	0	300	0	0	300	0	0
37659****	4,500	4,500	0	0	4,500	0	0	4,500	0	0	4,500	0	0
37806****	2,266	2,266	0	0	2,266	0	0	2,266	0	0	2,266	0	0
37895****	690,550	690,550	0	0	690,550	0	0	690,550	0	0	690,550	0	0
37895****	24,178	24,178	0	0	24,178	0	0	24,178	0	0	24,178	0	0
38003****	700	700	0	0	700	0	0	700	0	0	700	0	0
38032****	100	100	0	0	100	0	0	100	0	0	100	0	0
38596****	914,885	914,885	0	0	914,885	0	0	914,885	0	0	914,885	0	0
38648****	14,731	14,731	0	0	14,731	0	0	14,731	0	0	14,731	0	0
39226****	6,400	6,400	0	0	6,400	0	0	6,400	0	0	6,400	0	0
40067****	6,963	6,963	0	0	6,963	0	0	6,963	0	0	6,963	0	0
40508****	17,000	17,000	0	0	17,000	0	0	17,000	0	0	17,000	0	0
40508****	6,400	6,400	0	0	6,400	0	0	6,400	0	0	6,400	0	0
40552****	9,164	9,164	0	0	9,164	0	0	9,164	0	0	9,164	0	0
41081****	3,189	3,189	0	0	3,189	0	0	3,189	0	0	3,189	0	0
41199****	800	800	0	0	800	0	0	800	0	0	800	0	0
41222****	25,600	25,600	0	0	25,600	0	0	25,600	0	0	25,600	0	0
97538****	19,900	19,900	0	0	19,900	0	0	19,900	0	0	19,900	0	0
97538****	266,364	266,364	0	0	266,364	0	0	266,364	0	0	266,364	0	0
97538****	10,926	10,926	0	0	10,926	0	0	10,926	0	0	10,926	0	0
97539****	1,496,407	1,496,407	0	0	1,496,407	0	0	1,496,407	0	0	1,496,407	0	0
97539****	92,106	92,106	0	0	92,106	0	0	92,106	0	0	92,106	0	0
97539****	2,202,200	2,202,200	0	0	2,202,200	0	0	2,202,200	0	0	2,202,200	0	0
97539****	1,449,575	1,449,575	0	0	1,449,575	0	0	1,449,575	0	0	1,449,575	0	0
97539****	121,843	121,843	0	0	121,843	0	0	121,843	0	0	121,843	0	0
97539****	10,312	10,312	0	0	10,312	0	0	10,312	0	0	10,312	0	0
97539****	89,021	89,021	0	0	89,021	0	0	89,021	0	0	89,021	0	0
97539****	54,060	54,060	0	0	54,060	0	0	54,060	0	0	54,060	0	0
97539****	22,373	22,373	0	0	22,373	0	0	22,373	0	0	22,373	0	0
97539****	141,735	141,735	0	0	141,735	0	0	141,735	0	0	141,735	0	0
97540****	77,368	77,368	0	0	77,368	0	0	77,368	0	0	77,368	0	0
97540****	38,252	38,252	0	0	38,252	0	0	38,252	0	0	38,252	0	0
97540****	21,347	21,347	0	0	21,347	0	0	21,347	0	0	21,347	0	0
97540****	38,783	38,783	0	0	38,783	0	0	38,783	0	0	38,783	0	0
97540****	156,928	156,928	0	0	156,928	0	0	156,928	0	0	156,928	0	0
97540****	91,398	91,398	0	0	91,398	0	0	91,398	0	0	91,398	0	0
97540****	129,639	129,639	0	0	129,639	0	0	129,639	0	0	129,639	0	0
97540****	10,544,150	10,544,150	0	0	10,544,150	0	0	10,544,150	0	0	10,544,150	0	0
38359****	99,342,778	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0	99,342,778	0	0
25249****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
26953****	45,349,492	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0	45,349,492	0	0
67292****	26,231,646	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0	26,231,646	0	0
05561****	50,670	50,670	0	0	50,670	0	0	50,670	0	0	50,670	0	0
19959****	22,516,378	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0	22,516,378	0	0
28080****	4,997,397	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0	4,997,397	0	0
26123****	5,236,954	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0	5,236,954	0	0
09275****	1,303,309	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0	1,303,309	0	0
05533****	96	96	0	0	96	0	0	96	0	0	96	0	0
33292****	199,151,684	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0	199,151,684	0	0
29088****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
29088****	149,530	149,530	0	0	149,530	0	0	149,530	0	0	149,530	0	0
18789****	37,045,747	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0	37,045,747	0	0
18789****	897,091	897,091	0	0	897,091	0	0	897,091	0	0	897,091	0	0
27205****	6,174,914	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0	6,174,914	0	0
27205****	149,530	149,530	0	0	149,530	0	0	149,530	0	0	149,530	0	0
43682****	24,305,810	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0	24,305,810	0	0
19679****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
18409****	4,367,930	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0	4,367,930	0	0
17786****	16,380	16,380	0	0	16,380	0	0	16,380	0	0	16,380	0	0
25829****	15,710	15,710	0	0	15,710	0	0	15,710	0	0	15,710	0	0
17119****	20,546	20,546	0	0	20,546	0	0	20,546	0	0	20,546	0	0
12885****	45,326	45,326	0	0	45,326	0	0	45,326	0	0	45,326	0	0
10344****	28,359	28,359	0	0	28,359	0	0	28,359	0	0	28,359	0	0
4014****	322,766	322,766	0	0	322,766	0	0	322,766	0	0	322,766	0	0
4019****	600,000	600,000	0	0	600,000	0	0	600,000	0	0	600,000	0	0
2140****	1,646,260	1,646,260	0	0	1,646,260	0	0	1,646,260	0	0	1,646,260	0	0
1118****	5,834	5,834	0	0	5,834	0	0	5,834	0	0	5,834	0	0
1298****	24,555	24,555	0	0	24,555	0	0	24,555	0	0	24,555	0	0
0632****	617,614	617,614	0	0	617,614	0	0	617,614	0	0	617,614	0	0
0709****	35,329	35,329	0	0	35,329	0	0	35,329	0	0	35,329	0	0
2014****	1,432	1,432	0	0	1,432	0	0	1,432	0	0	1,432	0	0
0768****	8,849	8,849	0	0	8,849	0	0	8,849	0	0	8,849	0	0
1141****	657,956	657,956	0	0	657,956	0	0	657,956	0	0	657,956	0	0
1813****	118,000	118,000	0	0	118,000	0	0	118,000	0	0	118,000	0	0
1026****	279,117	279,117	0	0	279,117	0	0	279,117	0	0	279,117	0	0
3780****	57,851	57,851	0	0	57,851	0	0	57,851	0	0	57,851	0	0
3755****	377,019	377,019	0	0	377,019	0	0	377,019	0	0	377,019	0	0
0909****	2,279,028	2,279,028	0	0	2,279,028	0	0	2,279,028	0	0	2,279,028	0	0
0288****	6,183	6,183	0	0	6,183	0	0	6,183	0	0	6,183	0	0
3549****	41,300	41,300	0	0	41,300	0	0	41,300	0	0	41,300	0	0
1813****	368,298	368,298	0	0	368,298	0	0	368,298	0	0	368,298	0	0
0606****	58,559	58,559	0	0	58,559	0	0	58,559	0	0	58,559	0	0
0765****	29,229	29,229	0	0	29,229	0	0	29,229	0	0	29,229	0	0
3734****	324,116	324,116	0	0	324,116	0	0	324,116	0	0	324,116	0	0
1938****	304,700	304,700	0	0	304,700	0	0	304,700	0	0	304,700	0	0
0337****	734,176	734,176	0	0	734,176	0	0	734,176	0	0	734,176	0	0
1298****	220,016	220,016	0	0	220,016	0	0	220,016	0	0	220,016	0	0
1026****	5,761,289	5,761,289	0	0	5,761,289	0	0	5,761,289	0	0	5,761,289	0	0
1298****	7,575	7,575	0	0	7,575	0	0	7,575	0	0	7,575	0	0
0870****	65,211	65,211	0	0	65,211	0	0	65,211	0	0	65,211	0	0
3624****	6,057	6,057	0	0	6,057	0	0	6,057	0	0	6,057	0	0
0475****	27,100	27,100	0	0	27,100	0	0	27,100	0	0	27,100	0	0
2925****	106,252	106,252	0	0	106,252	0	0	106,252	0	0	106,252	0	0
1056****	1,962	1,962	0	0	1,962	0	0	1,962	0	0	1,962	0	0
3933****	11,730	11,730	0	0	11,730	0	0	11,730	0	0	11,730	0	0
3933****	1,658,689	1,658,689	0	0	1,658,689	0	0	1,658,689	0	0	1,658,689	0	0
4108****	473,634	473,634	0	0	473,634	0	0	473,634	0	0	473,634	0	0
3503****	8,184	8,184	0	0	8,184	0	0	8,184	0	0	8,184	0	0
4119****	83,218	83,218	0	0	83,218	0	0	83,218	0	0	83,218	0	0
48067****	10	10	0	0	10	0	0	10	0	0	10	0	0
37457****	4,800	0	0	4,800	0	0	4,800	0	0	4,800	0	0	4,800
33400****	1,918,506	0	0	1,918,506	0	0	1,918,506	0	0	1,918,506	0	0	1,918,506
34430****	177,695	0	0	177,695	0	0	177,695	0	0	177,695	0	0	177,695
38026****	8,075	0	0	8,075	0	0	8,075	0	0	8,075	0	0	8,075
09271****	1,168,511	1,168,511	0	0	1,168,511	0	0	1,168,511	0	0	1,168,511	0	0
13136****	906,143	906,143	0	0	906,143	0	0	906,143	0	0	906,143	0	0
10841****	1,852	1,852	0	0	1,852	0	0	1,852	0	0	1,852	0	0
11175****	216,747	216,747	0	0	216,747	0	0	216,747	0	0	216,747	0	0
11228****	689,633	689,633	0	0	689,633	0	0	689,633	0	0	689,633	0	0
97548****	398,305	398,305	0	0	398,305	0	0	398,305	0	0	398,305	0	0
35705****	108,200	108,200	0	0	108,200	0	0	108,200	0	0	108,200	0	0
34429****	76,100	76,100	0	0	76,100	0	0	76,100	0	0	76,100	0	0
34462****	63,100	63,100	0	0	63,100	0	0	63,100	0	0	63,100	0	0
35717****	683,125	683,125	0	0	683,125	0	0	683,125	0	0	683,125	0	0
36977****	257,300	257,300	0	0	257,300	0	0	257,300	0	0	257,300	0	0
39937****	15,100	15,100	0	0	15,100	0	0	15,100	0	0	15,100	0	0
17786****	363,805	363,805	0	0	363,805	0	0	363,805	0	0	363,805	0	0
20763****	25	25	0	0	25	0	0	25	0	0	25	0	0
06885****	383,358	383,358	0	0	383,358	0	0	383,358	0	0	383,358	0	0
35372****	938,016	938,016	0	0	938,016	0	0	938,016	0	0	938,016	0	0
39150****	54,400	54,400	0	0	54,400	0	0	54,400	0	0	54,400	0	0
35400****	642,057	642,057	0	0	642,057	0	0	642,057	0	0	642,057	0	0
35806****	50,127	50,127	0	0	50,127	0	0	50,127	0	0	50,127	0	0
35704****	42,896	42,896	0	0	42,896	0	0	42,896	0	0	42,896	0	0
36352****	70,595	70,595	0	0	70,595	0	0	70,595	0	0	70,595	0	0
18281****	498,552	498,552	0	0	498,552	0	0	498,552	0	0	498,552	0	0
08165****	359,129	359,129	0	0	359,129	0	0	359,129	0	0	359,129	0	0
20331****	137,800	137,800	0	0	137,800	0	0	137,800	0	0	137,800	0	0
28788****	25,700	25,700	0	0	25,700	0	0	25,700	0	0	25,700	0	0
55237****	76,028,972	75,893,840	65,088	70,044	75,855,232	106,050	67,690	75,961,060	42,592	25,320	75,928,196	54,566	46,210
1,074,274,993		1,068,011,683	65,088	6,198,222	1,067,973,075	106,050	6,195,868	1,069,174,888	42,592	5,057,513	1,068,046,039	54,566	6,174,388
78.05%		77.59%	0.00%	0.45%	77.59%	0.01%	0.45%	77.68%	0.00%	0.37%	77.59%	0.00%	0.45%

NATURA &CO HOLDING S.A.

 CNPJ/ME nº 32.785.497/0001-97 Companhia Aberta NIRE 35.300.531.582

Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

		COMMON SHARES 12			COMMON SHARES 13
CNPJ / CPF	SHAREHOLDING	Approval of the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company's Bylaws, to correct the wording and cross-reference.			Approval of the restatement of the Company's Bylaws, to reflect the amendments set forth in the items above.
	COMMON SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
17162****	4,141,953	4,141,953	0	0	4,141,953	0	0
38394****	264,194	264,194	0	0	264,194	0	0
19726****	2,483,547	2,483,547	0	0	2,483,547	0	0
11188****	23,575,965	23,575,965	0	0	23,575,965	0	0
16569****	1,021,069	1,021,069	0	0	1,021,069	0	0
09013****	1,095,985	0	0	1,095,985	0	0	1,095,985
03707****	1,055,000	1,055,000	0	0	1,055,000	0	0
37278****	85,175	85,175	0	0	85,175	0	0
32320****	230,755	230,755	0	0	230,755	0	0
38108****	122,929	122,929	0	0	122,929	0	0
09412****	1,869,577	1,869,577	0	0	1,869,577	0	0
09288****	2,102,995	2,102,995	0	0	2,102,995	0	0
17256****	292,938	292,938	0	0	292,938	0	0
16569****	400,965	400,965	0	0	400,965	0	0
38452****	118,281	118,281	0	0	118,281	0	0
13174****	290,949	290,949	0	0	290,949	0	0
13174****	227,124	227,124	0	0	227,124	0	0
32280****	2,562,273	2,562,273	0	0	2,562,273	0	0
35612****	341,917	341,917	0	0	341,917	0	0
14713****	6,268,333	0	0	6,268,333	0	0	6,268,333
11274****	2,863,064	0	0	2,863,064	0	0	2,863,064
26406****	85,000	0	0	85,000	0	0	85,000
27250****	412,717	412,717	0	0	412,717	0	0
20889****	922,655	922,655	0	0	922,655	0	0
10519****	586,575	586,575	0	0	586,575	0	0
37564****	118,281	118,281	0	0	118,281	0	0
07046****	1,819,613	1,819,613	0	0	1,819,613	0	0
73232****	14,315,076	14,315,076	0	0	14,315,076	0	0
86399****	2,745,737	2,745,737	0	0	2,745,737	0	0
73777****	1,909,976	1,909,976	0	0	1,909,976	0	0
29522****	2,730,885	2,730,885	0	0	2,730,885	0	0
29522****	950,968	950,968	0	0	950,968	0	0
29522****	404,260	404,260	0	0	404,260	0	0
29522****	1,387,550	1,387,550	0	0	1,387,550	0	0
29522****	7,149,184	7,149,184	0	0	7,149,184	0	0
29522****	452,127	452,127	0	0	452,127	0	0
31766****	1,320,137	1,320,137	0	0	1,320,137	0	0
10643****	446,302	446,302	0	0	446,302	0	0
15248****	1,258,154	1,258,154	0	0	1,258,154	0	0
29550****	177,024	177,024	0	0	177,024	0	0
35916****	796,394	796,394	0	0	796,394	0	0
30178****	301,427	301,427	0	0	301,427	0	0
36352****	164,400	164,400	0	0	164,400	0	0
11225****	10,580,219	10,580,219	0	0	10,580,219	0	0
38481****	52,000	52,000	0	0	52,000	0	0
29092****	77,958	77,958	0	0	77,958	0	0
38386****	304,300	304,300	0	0	304,300	0	0
31923****	369,303	369,303	0	0	369,303	0	0
28462****	566,186	566,186	0	0	566,186	0	0
11481****	34,908	34,908	0	0	34,908	0	0
26284****	126,485	126,485	0	0	126,485	0	0
08913****	8,270	8,270	0	0	8,270	0	0
17009****	6,749,235	6,749,235	0	0	6,749,235	0	0
14816****	1,056,955	1,056,955	0	0	1,056,955	0	0
37967****	139,630	139,630	0	0	139,630	0	0
37927****	16,854	16,854	0	0	16,854	0	0
12976****	4,017,570	4,017,570	0	0	4,017,570	0	0
21336****	139,761	139,761	0	0	139,761	0	0
40428****	98,700	98,700	0	0	98,700	0	0
01214****	293,059	293,059	0	0	293,059	0	0
29587****	29,064	29,064	0	0	29,064	0	0
18969****	196,162	196,162	0	0	196,162	0	0
00888****	2,603	2,603	0	0	2,603	0	0
33598****	115,116	115,116	0	0	115,116	0	0
08623****	11,627	11,627	0	0	11,627	0	0
28720****	26,900	26,900	0	0	26,900	0	0
32743****	26,716	26,716	0	0	26,716	0	0
36248****	50,715	50,715	0	0	50,715	0	0
09076****	28,759	28,759	0	0	28,759	0	0
05656****	2,125	2,125	0	0	2,125	0	0
12227****	29,309	29,309	0	0	29,309	0	0
17433****	404,313	404,313	0	0	404,313	0	0
37428****	95,641	95,641	0	0	95,641	0	0
20977****	35,579	35,579	0	0	35,579	0	0
34172****	2,108,416	2,108,416	0	0	2,108,416	0	0
34172****	20,148,672	20,148,672	0	0	20,148,672	0	0
36247****	2,474,365	2,474,365	0	0	2,474,365	0	0
38173****	66,409	66,409	0	0	66,409	0	0
54791****	1,810,417	1,810,417	0	0	1,810,417	0	0
54797****	2,716,424	2,716,424	0	0	2,716,424	0	0
54799****	7,900	7,900	0	0	7,900	0	0
58386****	2,846,240	2,846,240	0	0	2,846,240	0	0
58387****	68,293	68,293	0	0	68,293	0	0
58387****	1,453,228	1,453,228	0	0	1,453,228	0	0
58388****	15,225	15,225	0	0	15,225	0	0
58392****	137,541	137,541	0	0	137,541	0	0
58392****	92,700	92,700	0	0	92,700	0	0
58392****	839,987	839,987	0	0	839,987	0	0
58392****	323,300	323,300	0	0	323,300	0	0
58393****	1,243,720	1,243,720	0	0	1,243,720	0	0
58394****	83,000	83,000	0	0	83,000	0	0
58394****	731,427	731,427	0	0	731,427	0	0
58396****	7,133,636	7,133,636	0	0	7,133,636	0	0
58396****	880,771	880,771	0	0	880,771	0	0
58397****	13,065	13,065	0	0	13,065	0	0
58397****	433,799	433,799	0	0	433,799	0	0
58399****	9,052	9,052	0	0	9,052	0	0
58399****	2,180,832	2,180,832	0	0	2,180,832	0	0
58399****	104,447	104,447	0	0	104,447	0	0
58400****	58,700	58,700	0	0	58,700	0	0
58400****	8,143	8,143	0	0	8,143	0	0
58400****	19,315	19,315	0	0	19,315	0	0
58400****	519,291	519,291	0	0	519,291	0	0
58401****	2,873,810	2,873,810	0	0	2,873,810	0	0
58402****	1,457,881	1,457,881	0	0	1,457,881	0	0
59850****	248,089	248,089	0	0	248,089	0	0
59868****	1,709,669	1,709,669	0	0	1,709,669	0	0
59868****	9,265,203	9,265,203	0	0	9,265,203	0	0
59869****	556,834	556,834	0	0	556,834	0	0
59871****	4,131,200	4,131,200	0	0	4,131,200	0	0
59871****	10,900	10,900	0	0	10,900	0	0
59875****	3,300	3,300	0	0	3,300	0	0
59877****	52,600	52,600	0	0	52,600	0	0
59877****	3,387	3,387	0	0	3,387	0	0
59877****	124,750	124,750	0	0	124,750	0	0
59878****	477,523	477,523	0	0	477,523	0	0
59880****	1,581,931	1,581,931	0	0	1,581,931	0	0
60463****	6,356	6,356	0	0	6,356	0	0
62390****	90,288	90,288	0	0	90,288	0	0
65411****	91,824	91,824	0	0	91,824	0	0
69434****	128,427	128,427	0	0	128,427	0	0
71409****	923	923	0	0	923	0	0
71409****	158,252	158,252	0	0	158,252	0	0
71410****	2,130	2,130	0	0	2,130	0	0
71410****	47,600	47,600	0	0	47,600	0	0
71913****	633,039	633,039	0	0	633,039	0	0
72473****	119,661	119,661	0	0	119,661	0	0
73333****	6,710	6,710	0	0	6,710	0	0
73456****	16,322	16,322	0	0	16,322	0	0
74186****	11,780	11,780	0	0	11,780	0	0
74186****	26,929	26,929	0	0	26,929	0	0
74186****	1,245,939	1,245,939	0	0	1,245,939	0	0
74186****	827,732	827,732	0	0	827,732	0	0
74963****	2,922,561	2,922,561	0	0	2,922,561	0	0
74963****	13,367	13,367	0	0	13,367	0	0
75069****	371,652	371,652	0	0	371,652	0	0
75069****	114,964	114,964	0	0	114,964	0	0
75166****	8,401	8,401	0	0	8,401	0	0
75363****	79,042	79,042	0	0	79,042	0	0
75364****	1,678,886	1,678,886	0	0	1,678,886	0	0
76224****	2,630,008	2,630,008	0	0	2,630,008	0	0
76478****	41,509	41,509	0	0	41,509	0	0
77714****	371,900	371,900	0	0	371,900	0	0
78464****	51,800	51,800	0	0	51,800	0	0
78892****	33,822	33,822	0	0	33,822	0	0
79403****	261,801	261,801	0	0	261,801	0	0
79403****	12,827	12,827	0	0	12,827	0	0
79907****	110,732	110,732	0	0	110,732	0	0
80755****	34,100	34,100	0	0	34,100	0	0
82689****	5,799	5,799	0	0	5,799	0	0
82756****	66,900	66,900	0	0	66,900	0	0
82780****	28,946	28,946	0	0	28,946	0	0
82950****	15,083,710	15,083,710	0	0	15,083,710	0	0
82950****	3,633,700	3,633,700	0	0	3,633,700	0	0
83362****	584,509	584,509	0	0	584,509	0	0
83609****	110,000	110,000	0	0	110,000	0	0
83609****	82,053	82,053	0	0	82,053	0	0
83874****	63,693	63,693	0	0	63,693	0	0
83903****	645,180	645,180	0	0	645,180	0	0
84646****	1,621,490	1,621,490	0	0	1,621,490	0	0
85390****	70,000	70,000	0	0	70,000	0	0
85485****	328,400	328,400	0	0	328,400	0	0
85524****	777,681	777,681	0	0	777,681	0	0
85615****	38,800	38,800	0	0	38,800	0	0
85796****	295,032	295,032	0	0	295,032	0	0
86253****	239,427	239,427	0	0	239,427	0	0
86404****	15,486	15,486	0	0	15,486	0	0
87318****	17,964	17,964	0	0	17,964	0	0
87658****	31,313,781	31,313,781	0	0	31,313,781	0	0
88575****	473,427	473,427	0	0	473,427	0	0
90483****	62,157	62,157	0	0	62,157	0	0
90667****	322,685	322,685	0	0	322,685	0	0
90735****	763,125	763,125	0	0	763,125	0	0
90897****	380,126	380,126	0	0	380,126	0	0
90897****	32,249	32,249	0	0	32,249	0	0
91160****	40,500	40,500	0	0	40,500	0	0
91457****	8,402,125	8,402,125	0	0	8,402,125	0	0
91635****	682,337	682,337	0	0	682,337	0	0
92863****	1,594,700	1,594,700	0	0	1,594,700	0	0
92990****	924,759	924,759	0	0	924,759	0	0
93304****	56,100	56,100	0	0	56,100	0	0
93305****	63,700	63,700	0	0	63,700	0	0
93362****	15,800	15,800	0	0	15,800	0	0
93675****	4,600	4,600	0	0	4,600	0	0
94115****	105,035	105,035	0	0	105,035	0	0
94420****	1,600	1,600	0	0	1,600	0	0
94700****	70,195	70,195	0	0	70,195	0	0
95457****	9,500	9,500	0	0	9,500	0	0
95596****	351,911	351,911	0	0	351,911	0	0
95675****	45,300	45,300	0	0	45,300	0	0
95931****	759,366	759,366	0	0	759,366	0	0
96209****	91,425	91,425	0	0	91,425	0	0
96275****	23,985	23,985	0	0	23,985	0	0
10205****	1,180	1,180	0	0	1,180	0	0
10346****	1,533,638	1,533,638	0	0	1,533,638	0	0
10374****	104,994	104,994	0	0	104,994	0	0
10400****	284,149	284,149	0	0	284,149	0	0
10419****	1,200	1,200	0	0	1,200	0	0
10419****	57,100	57,100	0	0	57,100	0	0
10447****	373,100	373,100	0	0	373,100	0	0
10475****	152,064	152,064	0	0	152,064	0	0
10481****	18,361,901	18,361,901	0	0	18,361,901	0	0
10512****	6,003,936	6,003,936	0	0	6,003,936	0	0
10539****	8,320	8,320	0	0	8,320	0	0
10553****	1,212,450	1,212,450	0	0	1,212,450	0	0
10569****	142,500	142,500	0	0	142,500	0	0
10596****	1,975	1,975	0	0	1,975	0	0
10661****	3,153	3,153	0	0	3,153	0	0
10678****	11,100	11,100	0	0	11,100	0	0
10700****	406,298	406,298	0	0	406,298	0	0
10705****	28,600	28,600	0	0	28,600	0	0
10750****	648,300	648,300	0	0	648,300	0	0
10750****	29,603	29,603	0	0	29,603	0	0
10762****	14,802	14,802	0	0	14,802	0	0
10916****	1,405,896	1,405,896	0	0	1,405,896	0	0
10975****	58,872	58,872	0	0	58,872	0	0
11026****	73,393	73,393	0	0	73,393	0	0
11030****	825,819	825,819	0	0	825,819	0	0
11098****	692,563	692,563	0	0	692,563	0	0
11100****	1,053,334	1,053,334	0	0	1,053,334	0	0
11176****	2,101,671	2,101,671	0	0	2,101,671	0	0
11184****	3,488,211	3,488,211	0	0	3,488,211	0	0
11265****	162,000	162,000	0	0	162,000	0	0
11311****	547,078	547,078	0	0	547,078	0	0
11315****	1,890,345	1,890,345	0	0	1,890,345	0	0
11357****	240,500	240,500	0	0	240,500	0	0
11386****	28,100	28,100	0	0	28,100	0	0
11410****	157,008	157,008	0	0	157,008	0	0
11410****	506,400	506,400	0	0	506,400	0	0
11584****	106,092	106,092	0	0	106,092	0	0
11695****	63,560	0	0	63,560	0	0	63,560
11729****	86,300	86,300	0	0	86,300	0	0
11741****	49,500	0	0	49,500	0	0	49,500
11811****	670,978	670,978	0	0	670,978	0	0
11841****	314,668	314,668	0	0	314,668	0	0
11882****	305,993	305,993	0	0	305,993	0	0
11906****	100,614	100,614	0	0	100,614	0	0
11952****	449,100	0	0	449,100	0	0	449,100
12068****	467,119	467,119	0	0	467,119	0	0
12094****	186,182	186,182	0	0	186,182	0	0
12219****	10,700	10,700	0	0	10,700	0	0
12219****	384,600	384,600	0	0	384,600	0	0
12297****	1,004,397	0	0	1,004,397	1,004,397	0	0
12428****	1,049,493	1,049,493	0	0	1,049,493	0	0
12525****	45,162	45,162	0	0	45,162	0	0
13022****	4,942	4,942	0	0	4,942	0	0
13176****	800	800	0	0	800	0	0
13188****	204,125	204,125	0	0	204,125	0	0
13208****	3,134	3,134	0	0	3,134	0	0
13296****	14,244	14,244	0	0	14,244	0	0
13296****	32,439	32,439	0	0	32,439	0	0
13362****	66,940	66,940	0	0	66,940	0	0
13429****	63,873	63,873	0	0	63,873	0	0
13442****	34,325	34,325	0	0	34,325	0	0
13442****	25,711	25,711	0	0	25,711	0	0
13628****	21,400	21,400	0	0	21,400	0	0
13709****	244,085	244,085	0	0	244,085	0	0
13725****	42,818	42,818	0	0	42,818	0	0
13725****	26,781	26,781	0	0	26,781	0	0
13775****	261,470	261,470	0	0	261,470	0	0
13834****	144,891	144,891	0	0	144,891	0	0
13834****	260,915	260,915	0	0	260,915	0	0
13855****	30,900	0	0	30,900	0	0	30,900
13956****	48,000	48,000	0	0	48,000	0	0
13973****	433,836	433,836	0	0	433,836	0	0
13981****	124,500	124,500	0	0	124,500	0	0
14012****	552,990	552,990	0	0	552,990	0	0
14027****	251,303	251,303	0	0	251,303	0	0
14067****	10,499	10,499	0	0	10,499	0	0
14153****	22,945	22,945	0	0	22,945	0	0
14212****	248,153	248,153	0	0	248,153	0	0
14212****	281,318	281,318	0	0	281,318	0	0
14258****	166,400	166,400	0	0	166,400	0	0
14284****	6,174,658	6,174,658	0	0	6,174,658	0	0
14366****	37,734	37,734	0	0	37,734	0	0
14541****	89,271	89,271	0	0	89,271	0	0
14541****	474,603	474,603	0	0	474,603	0	0
14639****	521,448	521,448	0	0	521,448	0	0
14819****	258,478	258,478	0	0	258,478	0	0
14950****	267,357	267,357	0	0	267,357	0	0
14988****	247,802	247,802	0	0	247,802	0	0
15085****	18,900	18,900	0	0	18,900	0	0
15154****	539,420	539,420	0	0	539,420	0	0
15189****	109,867	109,867	0	0	109,867	0	0
15231****	2,400	2,400	0	0	2,400	0	0
15248****	1,079,779	1,079,779	0	0	1,079,779	0	0
15265****	105,044	105,044	0	0	105,044	0	0
15265****	5,900	5,900	0	0	5,900	0	0
15272****	96,080	96,080	0	0	96,080	0	0
15421****	82,802	82,802	0	0	82,802	0	0
15559****	1,400	1,400	0	0	1,400	0	0
16816****	1,557,358	1,557,358	0	0	1,557,358	0	0
16878****	15,558	15,558	0	0	15,558	0	0
16947****	196,400	196,400	0	0	196,400	0	0
16947****	34,000	34,000	0	0	34,000	0	0
16947****	7,803,587	7,803,587	0	0	7,803,587	0	0
16947****	871,888	871,888	0	0	871,888	0	0
16990****	223,700	223,700	0	0	223,700	0	0
16997****	267,500	267,500	0	0	267,500	0	0
17021****	69,226	69,226	0	0	69,226	0	0
17036****	111,545	111,545	0	0	111,545	0	0
17075****	4,237,861	4,237,861	0	0	4,237,861	0	0
17164****	232,196	0	0	232,196	232,196	0	0
17181****	18,000	18,000	0	0	18,000	0	0
17209****	14,400	14,400	0	0	14,400	0	0
17849****	2,728	2,728	0	0	2,728	0	0
17858****	23,474	23,474	0	0	23,474	0	0
17858****	98,840	98,840	0	0	98,840	0	0
17867****	22,237	22,237	0	0	22,237	0	0
17911****	1,100	1,100	0	0	1,100	0	0
17934****	122,236	122,236	0	0	122,236	0	0
17998****	25,462	25,462	0	0	25,462	0	0
18030****	16,466	16,466	0	0	16,466	0	0
18077****	677,663	677,663	0	0	677,663	0	0
18214****	23,556	23,556	0	0	23,556	0	0
18279****	14,200	14,200	0	0	14,200	0	0
18497****	3,551	3,551	0	0	3,551	0	0
18497****	3,891	3,891	0	0	3,891	0	0
18830****	44,535	44,535	0	0	44,535	0	0
19049****	80,200	80,200	0	0	80,200	0	0
19244****	1,473	1,473	0	0	1,473	0	0
19270****	2,400	2,400	0	0	2,400	0	0
19449****	5,331	5,331	0	0	5,331	0	0
19530****	113,294	113,294	0	0	113,294	0	0
19530****	997,916	997,916	0	0	997,916	0	0
19573****	30,300	30,300	0	0	30,300	0	0
19754****	210,722	210,722	0	0	210,722	0	0
19800****	32,525	32,525	0	0	32,525	0	0
19808****	96,341	96,341	0	0	96,341	0	0
19822****	461,375	461,375	0	0	461,375	0	0
19837****	116,600	116,600	0	0	116,600	0	0
19874****	135,174	135,174	0	0	135,174	0	0
19874****	63,626	63,626	0	0	63,626	0	0
19893****	2,007,010	2,007,010	0	0	2,007,010	0	0
19910****	17,762	17,762	0	0	17,762	0	0
20026****	395	395	0	0	395	0	0
20196****	577,060	577,060	0	0	577,060	0	0
20196****	1,256,077	1,256,077	0	0	1,256,077	0	0
20270****	50,170	50,170	0	0	50,170	0	0
20270****	674,248	674,248	0	0	674,248	0	0
20349****	30,200	30,200	0	0	30,200	0	0
20397****	28,140	28,140	0	0	28,140	0	0
20447****	5,469	5,469	0	0	5,469	0	0
20544****	600	600	0	0	600	0	0
20622****	107,837	107,837	0	0	107,837	0	0
20849****	3,809	3,809	0	0	3,809	0	0
20923****	5,531	5,531	0	0	5,531	0	0
21141****	55,374	55,374	0	0	55,374	0	0
21166****	3,907	3,907	0	0	3,907	0	0
21273****	895,761	895,761	0	0	895,761	0	0
21403****	1,047	1,047	0	0	1,047	0	0
21469****	19,800	19,800	0	0	19,800	0	0
21542****	4,800	4,800	0	0	4,800	0	0
21826****	1,861	1,861	0	0	1,861	0	0
21962****	200,051	200,051	0	0	200,051	0	0
22321****	189,982	189,982	0	0	189,982	0	0
22403****	21,386	21,386	0	0	21,386	0	0
22576****	46,200	46,200	0	0	46,200	0	0
22630****	29,900	29,900	0	0	29,900	0	0
22630****	77,842	77,842	0	0	77,842	0	0
22875****	39,033	39,033	0	0	39,033	0	0
22896****	89,490	89,490	0	0	89,490	0	0
22899****	6,472	6,472	0	0	6,472	0	0
23060****	65,050	65,050	0	0	65,050	0	0
23384****	222,803	222,803	0	0	222,803	0	0
23516****	553,961	553,961	0	0	553,961	0	0
23563****	86,000	86,000	0	0	86,000	0	0
23572****	6,752	6,752	0	0	6,752	0	0
23590****	13,627	13,627	0	0	13,627	0	0
23590****	27,000	27,000	0	0	27,000	0	0
23794****	508,624	508,624	0	0	508,624	0	0
23874****	404,626	404,626	0	0	404,626	0	0
23952****	11,400	11,400	0	0	11,400	0	0
23952****	12,006	12,006	0	0	12,006	0	0
24569****	16,393	16,393	0	0	16,393	0	0
24620****	331,024	331,024	0	0	331,024	0	0
24676****	2,039,984	2,039,984	0	0	2,039,984	0	0
24779****	206,452	206,452	0	0	206,452	0	0
24897****	15,900	15,900	0	0	15,900	0	0
24935****	2,013,039	2,013,039	0	0	2,013,039	0	0
25138****	8,192	8,192	0	0	8,192	0	0
25454****	384,697	384,697	0	0	384,697	0	0
25454****	4,624,440	4,624,440	0	0	4,624,440	0	0
26160****	165,714	165,714	0	0	165,714	0	0
26311****	13,726	13,726	0	0	13,726	0	0
26431****	354,770	354,770	0	0	354,770	0	0
26496****	763,677	763,677	0	0	763,677	0	0
26565****	58,800	58,800	0	0	58,800	0	0
26755****	45,192	45,192	0	0	45,192	0	0
26784****	10,800	10,800	0	0	10,800	0	0
26794****	45,649	45,649	0	0	45,649	0	0
27074****	6,767	6,767	0	0	6,767	0	0
27084****	27,793	27,793	0	0	27,793	0	0
27222****	49,464	49,464	0	0	49,464	0	0
27463****	18,513	18,513	0	0	18,513	0	0
27532****	300	300	0	0	300	0	0
27545****	170,194	170,194	0	0	170,194	0	0
27545****	4,900	4,900	0	0	4,900	0	0
27648****	300	300	0	0	300	0	0
27706****	178,742	178,742	0	0	178,742	0	0
27714****	89,200	89,200	0	0	89,200	0	0
27866****	278,286	278,286	0	0	278,286	0	0
27866****	86,582	86,582	0	0	86,582	0	0
27866****	68,136	68,136	0	0	68,136	0	0
27866****	2,423,308	2,423,308	0	0	2,423,308	0	0
27866****	95,479	95,479	0	0	95,479	0	0
27866****	1,553,859	1,553,859	0	0	1,553,859	0	0
27866****	310,185	310,185	0	0	310,185	0	0
27877****	89	89	0	0	89	0	0
28072****	49,121	49,121	0	0	49,121	0	0
28271****	10,500	10,500	0	0	10,500	0	0
28328****	900	900	0	0	900	0	0
28360****	874	874	0	0	874	0	0
28394****	41,400	41,400	0	0	41,400	0	0
28580****	2,050,346	0	0	2,050,346	0	0	2,050,346
28663****	25,700	25,700	0	0	25,700	0	0
28700****	991,522	991,522	0	0	991,522	0	0
28864****	7,043	7,043	0	0	7,043	0	0
28875****	62,324	62,324	0	0	62,324	0	0
28990****	232,016	232,016	0	0	232,016	0	0
29054****	196,000	196,000	0	0	196,000	0	0
29073****	73,704	73,704	0	0	73,704	0	0
29322****	11,571,327	11,571,327	0	0	11,571,327	0	0
29394****	304,865	304,865	0	0	304,865	0	0
29626****	38,000	38,000	0	0	38,000	0	0
30066****	11,193	11,193	0	0	11,193	0	0
30254****	39,711	39,711	0	0	39,711	0	0
30402****	198,998	198,998	0	0	198,998	0	0
30463****	278,891	278,891	0	0	278,891	0	0
30515****	11,900	11,900	0	0	11,900	0	0
30769****	54,347	54,347	0	0	54,347	0	0
30918****	43,000	43,000	0	0	43,000	0	0
30988****	3,339,556	3,339,556	0	0	3,339,556	0	0
31050****	76,488	76,488	0	0	76,488	0	0
31240****	62,187	62,187	0	0	62,187	0	0
31322****	2,578,866	2,578,866	0	0	2,578,866	0	0
31322****	250,000	250,000	0	0	250,000	0	0
31493****	3,509,974	3,509,974	0	0	3,509,974	0	0
31502****	1,065,698	1,065,698	0	0	1,065,698	0	0
31533****	1,630,834	1,630,834	0	0	1,630,834	0	0
31577****	6,200	6,200	0	0	6,200	0	0
31591****	609	609	0	0	609	0	0
31692****	30,175	30,175	0	0	30,175	0	0
31814****	99,596	99,596	0	0	99,596	0	0
31814****	66,176	66,176	0	0	66,176	0	0
31829****	201,901	201,901	0	0	201,901	0	0
31914****	2,274,624	2,274,624	0	0	2,274,624	0	0
31978****	2,826	2,826	0	0	2,826	0	0
32106****	10,958	10,958	0	0	10,958	0	0
32239****	878,562	878,562	0	0	878,562	0	0
32289****	127	127	0	0	127	0	0
32318****	281,465	281,465	0	0	281,465	0	0
32329****	493,902	493,902	0	0	493,902	0	0
32358****	646,992	646,992	0	0	646,992	0	0
32457****	1,134,160	1,134,160	0	0	1,134,160	0	0
32514****	225,970	225,970	0	0	225,970	0	0
32542****	39,244	39,244	0	0	39,244	0	0
32556****	54,452	54,452	0	0	54,452	0	0
32642****	600	600	0	0	600	0	0
32742****	17,600	17,600	0	0	17,600	0	0
32776****	1,251	1,251	0	0	1,251	0	0
32892****	126,620	126,620	0	0	126,620	0	0
32974****	563,468	563,468	0	0	563,468	0	0
33166****	8,900	8,900	0	0	8,900	0	0
33580****	93,312	93,312	0	0	93,312	0	0
33814****	15,515	15,515	0	0	15,515	0	0
33867****	900	900	0	0	900	0	0
34027****	349,921	349,921	0	0	349,921	0	0
34054****	16,709	16,709	0	0	16,709	0	0
34286****	40,100	40,100	0	0	40,100	0	0
34431****	134,278	134,278	0	0	134,278	0	0
34447****	17,400	0	0	17,400	0	0	17,400
34525****	3,500	3,500	0	0	3,500	0	0
34662****	110,000	110,000	0	0	110,000	0	0
34768****	11,700	11,700	0	0	11,700	0	0
34781****	33,156	33,156	0	0	33,156	0	0
34798****	129,000	129,000	0	0	129,000	0	0
34825****	4,176	4,176	0	0	4,176	0	0
35075****	1,950	1,950	0	0	1,950	0	0
35195****	39,200	39,200	0	0	39,200	0	0
35395****	20,000	20,000	0	0	20,000	0	0
35510****	7,778	7,778	0	0	7,778	0	0
35595****	6,926	6,926	0	0	6,926	0	0
35693****	3,590,526	3,590,526	0	0	3,590,526	0	0
35768****	228,411	228,411	0	0	228,411	0	0
35859****	126,018	126,018	0	0	126,018	0	0
35957****	17,780	17,780	0	0	17,780	0	0
36318****	5,000	5,000	0	0	5,000	0	0
36659****	937	937	0	0	937	0	0
36853****	43,100	43,100	0	0	43,100	0	0
36853****	200	200	0	0	200	0	0
36976****	262,311	0	0	262,311	0	0	262,311
37099****	8,751	8,751	0	0	8,751	0	0
37113****	11,990	11,990	0	0	11,990	0	0
37236****	348,923	348,923	0	0	348,923	0	0
37444****	46,485	46,485	0	0	46,485	0	0
37539****	291,508	291,508	0	0	291,508	0	0
37623****	300	300	0	0	300	0	0
37659****	4,500	4,500	0	0	4,500	0	0
37806****	2,266	2,266	0	0	2,266	0	0
37895****	690,550	690,550	0	0	690,550	0	0
37895****	24,178	24,178	0	0	24,178	0	0
38003****	700	700	0	0	700	0	0
38032****	100	100	0	0	100	0	0
38596****	914,885	914,885	0	0	914,885	0	0
38648****	14,731	14,731	0	0	14,731	0	0
39226****	6,400	6,400	0	0	6,400	0	0
40067****	6,963	6,963	0	0	6,963	0	0
40508****	17,000	17,000	0	0	17,000	0	0
40508****	6,400	6,400	0	0	6,400	0	0
40552****	9,164	9,164	0	0	9,164	0	0
41081****	3,189	3,189	0	0	3,189	0	0
41199****	800	800	0	0	800	0	0
41222****	25,600	25,600	0	0	25,600	0	0
97538****	19,900	19,900	0	0	19,900	0	0
97538****	266,364	266,364	0	0	266,364	0	0
97538****	10,926	10,926	0	0	10,926	0	0
97539****	1,496,407	1,496,407	0	0	1,496,407	0	0
97539****	92,106	92,106	0	0	92,106	0	0
97539****	2,202,200	2,202,200	0	0	2,202,200	0	0
97539****	1,449,575	1,449,575	0	0	1,449,575	0	0
97539****	121,843	121,843	0	0	121,843	0	0
97539****	10,312	10,312	0	0	10,312	0	0
97539****	89,021	89,021	0	0	89,021	0	0
97539****	54,060	54,060	0	0	54,060	0	0
97539****	22,373	22,373	0	0	22,373	0	0
97539****	141,735	141,735	0	0	141,735	0	0
97540****	77,368	77,368	0	0	77,368	0	0
97540****	38,252	38,252	0	0	38,252	0	0
97540****	21,347	21,347	0	0	21,347	0	0
97540****	38,783	38,783	0	0	38,783	0	0
97540****	156,928	156,928	0	0	156,928	0	0
97540****	91,398	91,398	0	0	91,398	0	0
97540****	129,639	129,639	0	0	129,639	0	0
97540****	10,544,150	10,544,150	0	0	10,544,150	0	0
38359****	99,342,778	99,342,778	0	0	99,342,778	0	0
25249****	45,349,492	45,349,492	0	0	45,349,492	0	0
26953****	45,349,492	45,349,492	0	0	45,349,492	0	0
67292****	26,231,646	26,231,646	0	0	26,231,646	0	0
05561****	50,670	50,670	0	0	50,670	0	0
19959****	22,516,378	22,516,378	0	0	22,516,378	0	0
28080****	4,997,397	4,997,397	0	0	4,997,397	0	0
26123****	5,236,954	5,236,954	0	0	5,236,954	0	0
09275****	1,303,309	1,303,309	0	0	1,303,309	0	0
05533****	96	96	0	0	96	0	0
33292****	199,151,684	199,151,684	0	0	199,151,684	0	0
29088****	6,174,914	6,174,914	0	0	6,174,914	0	0
29088****	149,530	149,530	0	0	149,530	0	0
18789****	37,045,747	37,045,747	0	0	37,045,747	0	0
18789****	897,091	897,091	0	0	897,091	0	0
27205****	6,174,914	6,174,914	0	0	6,174,914	0	0
27205****	149,530	149,530	0	0	149,530	0	0
43682****	24,305,810	24,305,810	0	0	24,305,810	0	0
19679****	4,367,930	4,367,930	0	0	4,367,930	0	0
18409****	4,367,930	4,367,930	0	0	4,367,930	0	0
17786****	16,380	16,380	0	0	16,380	0	0
25829****	15,710	15,710	0	0	15,710	0	0
17119****	20,546	20,546	0	0	20,546	0	0
12885****	45,326	45,326	0	0	45,326	0	0
10344****	28,359	28,359	0	0	28,359	0	0
4014****	322,766	322,766	0	0	322,766	0	0
4019****	600,000	600,000	0	0	600,000	0	0
2140****	1,646,260	1,646,260	0	0	1,646,260	0	0
1118****	5,834	5,834	0	0	5,834	0	0
1298****	24,555	24,555	0	0	24,555	0	0
0632****	617,614	617,614	0	0	617,614	0	0
0709****	35,329	35,329	0	0	35,329	0	0
2014****	1,432	1,432	0	0	1,432	0	0
0768****	8,849	8,849	0	0	8,849	0	0
1141****	657,956	657,956	0	0	657,956	0	0
1813****	118,000	118,000	0	0	118,000	0	0
1026****	279,117	279,117	0	0	279,117	0	0
3780****	57,851	57,851	0	0	57,851	0	0
3755****	377,019	377,019	0	0	377,019	0	0
0909****	2,279,028	2,279,028	0	0	2,279,028	0	0
0288****	6,183	6,183	0	0	6,183	0	0
3549****	41,300	41,300	0	0	41,300	0	0
1813****	368,298	368,298	0	0	368,298	0	0
0606****	58,559	58,559	0	0	58,559	0	0
0765****	29,229	29,229	0	0	29,229	0	0
3734****	324,116	324,116	0	0	324,116	0	0
1938****	304,700	304,700	0	0	304,700	0	0
0337****	734,176	734,176	0	0	734,176	0	0
1298****	220,016	220,016	0	0	220,016	0	0
1026****	5,761,289	5,761,289	0	0	5,761,289	0	0
1298****	7,575	7,575	0	0	7,575	0	0
0870****	65,211	65,211	0	0	65,211	0	0
3624****	6,057	6,057	0	0	6,057	0	0
0475****	27,100	27,100	0	0	27,100	0	0
2925****	106,252	106,252	0	0	106,252	0	0
1056****	1,962	1,962	0	0	1,962	0	0
3933****	11,730	11,730	0	0	11,730	0	0
3933****	1,658,689	1,658,689	0	0	1,658,689	0	0
4108****	473,634	473,634	0	0	473,634	0	0
3503****	8,184	8,184	0	0	8,184	0	0
4119****	83,218	83,218	0	0	83,218	0	0
48067****	10	10	0	0	10	0	0
37457****	4,800	0	0	4,800	0	0	4,800
33400****	1,918,506	0	0	1,918,506	0	0	1,918,506
34430****	177,695	0	0	177,695	0	0	177,695
38026****	8,075	0	0	8,075	0	0	8,075
09271****	1,168,511	1,168,511	0	0	1,168,511	0	0
13136****	906,143	906,143	0	0	906,143	0	0
10841****	1,852	1,852	0	0	1,852	0	0
11175****	216,747	216,747	0	0	216,747	0	0
11228****	689,633	689,633	0	0	689,633	0	0
97548****	398,305	398,305	0	0	398,305	0	0
35705****	108,200	108,200	0	0	108,200	0	0
34429****	76,100	76,100	0	0	76,100	0	0
34462****	63,100	63,100	0	0	63,100	0	0
35717****	683,125	683,125	0	0	683,125	0	0
36977****	257,300	257,300	0	0	257,300	0	0
39937****	15,100	15,100	0	0	15,100	0	0
17786****	363,805	363,805	0	0	363,805	0	0
20763****	25	25	0	0	25	0	0
06885****	383,358	383,358	0	0	383,358	0	0
35372****	938,016	938,016	0	0	938,016	0	0
39150****	54,400	54,400	0	0	54,400	0	0
35400****	642,057	642,057	0	0	642,057	0	0
35806****	50,127	50,127	0	0	50,127	0	0
35704****	42,896	42,896	0	0	42,896	0	0
36352****	70,595	70,595	0	0	70,595	0	0
18281****	498,552	498,552	0	0	498,552	0	0
08165****	359,129	359,129	0	0	359,129	0	0
20331****	137,800	137,800	0	0	137,800	0	0
28788****	25,700	25,700	0	0	25,700	0	0
55237****	76,028,972	75,937,822	43,368	47,782	75,889,336	55,724	83,912
1,074,274,993		1,057,602,675	43,368	16,628,950	1,058,790,782	55,724	15,428,487
78.05%		76.84%	0.00%	1.21%	76.92%	0.00%	1.12%

Item 3

Presentation of the Natura &Co Holding S.A. investor day held on April 16, 2021.

Investor Day

April 16, 2021

AVON
natura
THE BODY SHOP
Aēsop.
natura &co

This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Natura &Co's management.

The words "anticipates", "wishes", "expects", "estimates", "intends", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.

Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks.

This presentation includes forecasts, projections and other forward-looking financial information that are subject to a number of assumptions and involve significant risks and uncertainties. The synergies presented herein may not be realized and Natura &Co's actual performance results may differ

This presentation also includes pro-forma information prepared by the Company for information and reference purposes only, which has not been audited. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.natura.net/investor

Disclaimer

natura &co

Welcome

Viviane Behar, Investor Relations Officer

AVON natura THE BODY SHOP Aēsop.

Natura &co

Welcome

4

Investor Day *Agenda*

- **Welcome and AGM results:**
  Viviane Behar, Investor Relations Officer
- **Natura &Co – Positive impact: creating economic, social and environmental value:**
  Roberto Marques, Executive Chairman of the Board and Group CEO
- **Commitment to Life and our way to grow:**
  Silvia Lagnado, Sustainable Growth Officer

- **Natura &Co Latam - Combining force with a digital mindset to accelerate growth:**
  João Paulo Ferreira, CEO
- **Avon International – Open Up and Grow – Transformation Underway:**
  Angela Cretu, CEO
- **The Body Shop – Transformation on track – Accelerating our omni-channel model**
  David Boynton, CEO
- **Aesop – A tale of continued growth:**
  Michael O'Keeffe, CEO

- **Guidance:** *José Filippo, Group CFO*
- **Key takeaways:** *Roberto Marques*
- **Q&A**
- **Closing remarks:** *Roberto Marques*

natura &co

AGM/E

Annual General Meeting

- Management's accounts, Management report and the financial statements for the fiscal year ended on December 31, 2020;
- Allocation of fiscal year 2020 net losses to the Company's accrued losses account; and
- Global compensation of the Company's managers

Extraordinary General Meeting

- Absorption of 2020 losses by the capital reserve account;
- Re-ratify global compensation of the Company's management;
- Election of Mrs. Georgia Garinois-Melenikiotou, as independent member of the Company's Board of Directors;
- Several Amendments to the Company's Bylaws

natura &co

A highly liquid, *strong ESG stock*

Market Cap

R$66.2 billion
+116% yoy

US$ 11.7 billion
+98% yoy

"Novo Mercado"
since 2004

1 share : 1 vote

69%
of independent board members:

- 44% women
- 67% international

Dual listing:

[B]³ BRASIL BOLSA BALCÃO — NTCO3
NYSE — NTCO

ADR program
9.0% of free float

No. of shareholders
65,500
+53% yoy

61% *of free float*

ADTV
Average daily trading volume
R$ 352.4 million
US$ 62.0 million

14 Active research coverages

- 7 Buy
- 5 Hold
- 2 Sell

ISE B3

MEMBER OF
Dow Jones Sustainability Indices
In collaboration with SAM

NTCO B3 LISTED NM | IBOVESPA B3 | IBRX100 B3 | IBRX50 B3 | IBRA B3 | ICON B3 | ICO2 B3 | ITAG B3 | IGC B3 | IGCT B3 | IGC-NM B3

Information as of March 31, 2021 unless informed otherwise; USD/BRL FX rate: R$ 5.68 (March 31, 2021)

natura &co

Creating positive
economic, social and environmental impact

Roberto Marques,
Executive Chairman and Group CEO

AVON natura THE BODY SHOP Aēsop.

Natura &co

Roberto Marques, Executive Chairman and Group CEO

2020 at a glance: Major achievements in an unprecedented year

Acting against Covid-19
"A time to care"

- Protecting health and safety of our network
- Focus on essential products
- Significant donations of over R$ 100 million
- Supporting governments with vaccine purchases, under global health care guidelines

- 2 million hectares of Amazon forest preserved
- 2,500 tons of virgin plastic replaced by recycled, equal to 120 million PET bottles

- #IsolatedNotAlone: Avon Foundation donated US$ 1 million to frontline domestic abuse services
- 58 ethical trade sourcing communities in 15 countries
- 48% of women in leadership positions

- Launched the 2030 sustainability vision – Commitment to Life
- Advances in DJSI and ISE
- World's largest B-Corp

natura &co

2020 at a glance: Strong financial performance

+6pp
CFT market outperformance

+12%
Strong revenue growth

11%
Robust EBITDA Margin (adjusted)

0.97x
Net debt/EBITDA
Strong deleveraging

R$8 billion
- **Cash balance at year-end**
- **Pre-payment of Avon's 2022 bonds**
- **Two successful capital raises (R$7.6b)**

Strong growth in e-commerce and digital social selling
+107%
In 2020

- **Major pivot to digital at The Body Shop and Aesop**

Major progress in Avon integration:
- **Synergies ahead of plan**
- **Pilot of new commercial model**
- **Brand campaign roll-outs**

natura &co

Natura &Co

Strategic priorities to boost value creation

natura &co

Natura &Co
6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration
- Flawless execution
- Upward revision of synergies
- Avon International transformation

2 | Digital first
- Digital go-to-market capabilities
- Social Selling
- E-commerce acceleration

3 | Dare to innovate
- Product differentiation with technology platforms
- Brand relevance (The Body Shop and Avon)
- Ways of working

4 | Expand geographic footprint
- Asia boost – China entry
- Leverage Avon's footprint
- Enter white spaces

5 | Evolve operating model
- People & Culture
- Resource allocation
- Global functions and cross-brand opportunities

6 | Commitment to life
- Carbon Net zero
- More inclusive and diverse
- Packaging and circularity

natura &co

Natura &Co

6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration
- Flawless execution
- Upward revision of synergies
- Avon International transformation

2 | Digital first

3 | Dare to innovate

4 | Expand geographic footprint

5 | Evolve operating model

6 | Commitment to life

natura &co

1 Upward revision in estimated synergies from Avon integration

Estimated synergies raised to between *US$ 350 million and US$ 450 million*[1]

(from US$ 300 million to US$ 400 million)

Actual $73M
18%
16%
40%
70%
85%
100%
$350M to $450M
2020
2021
2022
2023
2024

Incremental synergies coming from outside of Latam (US$)

1. Sourcing → **$85M to $115M** (unchanged)
2. Manufacturing & Distribution → **$100M to $125M** (from $50M to $75M)
3. Administrative → **$75M to $90M** (unchanged)
4. Revenue → **$90M to $120M** (unchanged)

Non-recurring estimated annual cost to achieve

Actual $38M
96
70
20
6
$230M

One-time cost to achieve

US$ 230 million

(from US$190 million previously)

[1] Maintaining an FX rate of US$ 1.00/ R$ 5.00

natura &co

1 Expand Avon International's recurring EBITDA margin to low-to-mid teens by 2024

Initiatives to optimize costs	Initiatives to drive growth
• Commercial model standardization • Complexity reduction • Leaner and focused operating model	• Roll-out of new commercial model • Digitalization • Brand rejuvenation

Supported by a transformation program of US$ 163 million[1] over four years (non-recurring)

[1] Opex

natura &co

Natura &Co

6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration

2 | Digital first

- Digital go-to-market capabilities
- Social Selling
- E-commerce acceleration

3 | Dare to innovate

4 | Expand geographic footprint

5 | Evolve operating model

6 | Commitment to life

natura &co

2 Major acceleration in our omni-channel model and digitalization

AVON
natura
THE BODY SHOP
Aesop.
% of revenues
4%
32%
64%
2017
Digitally-enabled sales
11%
11%
78%
2020
Digitally-enabled sales
15 – 20%
20-25%
65 – 70%
2023 AMBITION
Digitally-enabled sales
Relationship Selling
Retail
Online (E-commerce + social selling)

natura &co

Natura &Co
6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration

2 | Digital first

3 | Dare to innovate
- Product differentiation with technology platforms
- Brand relevance (The Body Shop and Avon)
- Ways of working

4 | Expand geographic footprint

5 | Evolve operating model

6 | Commitment to life

Natura &co

3 Innovation: Uniting purpose and beauty to develop a unique brand portfolio

Sustainability-oriented innovation
- *"doing more with less"*
- *Circular and regenerative packaging*

Robust knowledge: Biodiversity ingredients and science
- *Leverage Natura's biodiversity and natural formulations expertise*

Focus to cater to demand for conscious consumption
The Body Shop: "Clean beauty" with social and environmental concern

Enhance fragrance category at Aesop
- *Elevate the fragrance experience*

High performance products accessible to all – Avon
- *Addressing consumer needs across key price tiers*

Transparency in the industry
- *We support more transparency (certifications and clear / verifiable claims)*

2.3% *of net sales invested*

410+ *publications[1] (since 1983)*

587 *scientists[2] (48 PhDs; 182 masters)*

1,913 *patents[1] (since 1992)*

475 *partners open innovation[2]*

161 *start-ups tested their products[1]*

Note: All as of 2019, except where specified; (1) Natura and Avon; (2) Natura, Avon and Aesop.

Natura &Co

Natura &Co

6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration

2 | Digital first

3 | Dare to innovate

4 | Expand geographic footprint

- Asia boost – China entry
- Leverage Avon's footprint
- Enter white spaces

5 | Evolve operating model

6 | Commitment to life

natura &co

4 Major opportunities for further geographic expansion

Global CFT market: US$ 487 Billion[1]

North America

% of global CFT market: 19%

N &Co % of revenue: 3%

Latam

Market: 11%

N &Co: 56%

EMEA

Market: 33%

N &Co: 30%

Asia Pacific

Market: 37%

N &Co: 11%

[1] SOURCE: Euromonitor International Limited, Beauty and Personal Care 2021, Retail Value RSP incl. sales taxes, USD, Fixed 2020 Exchange Rates, Historic Current Prices / Forecast Constant 2020 Prices.

Growth potential in Asia (mainly China) and the US

natura &co

4 Natura &Co: An increasingly diversified global footprint

Net Revenue by geography
natura
THE BODY SHOP
Aesop.
34%
outside
Latam
2017
48%
18%
AVON
44%
outside
Latam
2020
30%
26%
Ambition
45-47%
outside
Latam
2023
28- 30%
24-26%
> 50%
outside
Latam
2030
24- 26%
24-26%
International
Brazil
Hispanic Latam

- Strong footprint and leadership in Latam as a backbone to internationalization
- Strong presence in emerging markets, parts of Europe and Asia natura &co

4 Focused expansion in strategically important geographies

China

Fast-growing premium beauty market

- N &Co legal entity established
- Product registration in partnership with Cruelty Free International
- Experience center, to be followed by retail, digital and social selling

Japan
オノデン

- Leverage The Body Shop buyback
- Grow Aesop's presence

Malaysia

Pilot market for omnichannel entry through Natura's brand

- Natura's digital social selling platform launched in 2020
- Scalable model for other markets

US

Omnichannel expansion in the largest beauty market in the world

- The Body Shop At Home launched in Q3-20 focused on social selling
- Multi channel opportunity leveraging social selling expertise to drive growth

Beyond

Leverage Avon's footprint to expand Natura and The Body Shop brands in key markets

- Accelerate Aesop's growth with retail and e-commerce

natura &co

Natura &Co
6 key priorities to boost value creation

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration

2 | Digital first

3 | Dare to innovate

4 | Expand geographic footprint

5 | Evolve operating model
- People & Culture
- Resource allocation
- Global functions and cross-brand opportunities

6 | Commitment to life

natura &co

5 Continue to evolve operating model to boost value creation

- **A decentralized business model that balances autonomy with interdependence**
- **Cross-brand opportunities:**
  - *Agile structures with Networks of Excellence (NEX):*
    - Sustainability: B-Corp certification across all brands
    - Retail: New concept store for Natura and The Body Shop, based on learnings from Aesop
    - Digital: Leveraging procurement to upgrade IT platforms across brands
    - Relationship Selling: Develop Avon's new commercial model, based on learnings from Natura
    - Innovation: Natural and vegan formulation across brands based on learnings from Natura
  - *Leveraging group manufacturing capabilities:*
    - Producing The Body Shop's body butter in Avon's Poland plant
    - Natura's hand sanitizer and fragrances produced in Avon's Latam plants
- **Corporate structure:** c. 1% of net revenue

natura &co

Natura &Co
Key priorities to generate value

Investment *priorities*

natura &co

Investment priorities

Investing for growth and margin expansion in the short- to mid-term and value creation in the mid-to-long term

2021 through 2023

Costs to achieve synergies	Synergies revised upward
Avon International Transformation program	Higher EBITDA margin at Avon International
Investments for growth	Value creation across Group

Growth and margin expansion

Natura &Co
*6 key priorities to **boost value creation***

Deliver sustainable growth and value. Continue to outperform the CFT market

1 | Avon integration

2 | Digital first

3 | Dare to innovate

4 | Expand geographic footprint

5 | Evolve operating model

6 | Commitment to life
- Carbon Net zero
- More inclusive and diverse
- Packaging and circularity

natura &co

Commitment to Life
& our growth model

Silvia Lagnado, Sustainable Growth Officer

AVON natura THE BODY SHOP Aēsop.

natura &co

Our Group is the result of Natura's long-held ideal of contributing towards a more conscious, collaborative and just society, through a better way of doing business.
Determined to create solutions which reconcile economic, social & environmental impacts, challenging the status quo whenever necessary.
natura &co
We believe in cooperation, cocreation and collaboration.

Four brands united by our differentiated, purpose-driven *way of driving growth*

natura

Bem Estar Bem

EKOS

Aēsop.

Nourish through Intelligent Interactions

Aēsop.
Resurrection Aromatique Hand Wash

THE BODY SHOP

Fighting for a fairer more beautiful world

Don't break

AVON

A better world for women,
a better world for all
Democratic beauty with superb performance

Our Group is the result of Natura's long-held ideal of contributing towards a more conscious, collaborative and just society, through a better way of doing business.
Commitment to Life
Sustainability Vision 2030
Determined to create solutions which reconcile economic, social & environmental impacts, challenging the status quo whenever necessary.
Natura &co
We believe in cooperation, cocreation and collaboration.

natura &co
To address the
Climate Crisis
and protect the
Amazon

To defend
Human Rights
and be
Human-Kind

Sustainability Vision 2030
Commitment to Life
To embrace
Circularity
and
Regeneration

3 goals	9 scopes	31 metrics & targets	years to achieve 0-2	2-5	5-10
To address the **Climate Crisis** and protect the **Amazon**	**Net Zero GHG emissions**	• Become Net Zero (SBTi scopes 1-2-3)			■
		• Set SBTi targets for all scopes	2022		
	Protect the Amazon	• Amazon preservation 3m ha, in 40 communities			■
		• 55 bioingredients, with R$ 60m+ to communities			■
		• Zero deforestation		2025	
	Biodiversity	• Science Based Targets for Biodiversity		■	
		• Payment of ABS (Access and Benefit Sharing)		■	
To defend **Human Rights** and be **Human-Kind**	**Our People**	• 50% women on board/senior team		2023	
		• Equitable pay, closing the gender gap		2023	
		• 30% of manager from under-represented groups			■
		• Living wage (or above) for all		2023	
	Our wider Network	• Measurable gains for consultants/ representatives			■
		• Promote trusted model for direct sales		■	
		• Increase investments in causes by 20% to $600m			■
	Human Rights	• Traceability and/or certif. for 6 ingredients		■	
		• Human Rights policy in line with UNGP		■	
To embrace **Circularity** and **Regeneration**	**Full Packaging Circularity**	• 20% + less weight			■
		• 50% of all plastic used to be of recycled content			■
		• 100% Reusable or Recyclable or Compostable			■
		• Collect/reuse to offset lack of recycling infrastructure			■
	Formula Circularity	• 95%+ Renewable or Natural ingredients			■
		• 95%+ Biodegradable formulas*			■
		• 100% of new form with lower LCA impact		■	
	Regeneration	• Invest $100m+ in regenerative solutions			■

To address the
Climate Crisis
and protect the
Amazon

To defend
Human Rights
and be
Human-Kind

To embrace
Circularity
and
Regeneration

* Some of above lines split up into 2+ metrics/targets e.g. see under Protect the Amazon – for a total of 31

To address the
Climate Crisis
and protect the
Amazon

Net Zero GHG emissions

- Become Net Zero by 2030
- Set SBTi targets for scopes 1-2-3 by 2022

Natura Carbon Neutral since 2007

UN CLIMATE CHANGE CONFERENCE UK 2021

Protect the Amazon

- Amazon preservation 3m ha (from 1.8m**) in 40 communities (from 33) 55 bio-ingredients (from 38), R$ 60m+ to communities by 2030
- Zero deforestation by 2025

natura

Valor Brasil

"Concertação" reúne 100 líderes para "salvar" a Amazônia

wbcsd

BUSINESS FOR NATURE

Biodiversity

- Science Based Targets for Biodiversity by 2023
- Payment of ABS (Access and Benefit Sharing) by 2025

2020 UN BIODIVERSITY CONFERENCE
COP 15 - CP/MOP10-NP/MOP4
Ecological Civilization-Building a Shared Future for All Life on Earth
KUNMING · CHINA

* From ingredient extraction to disposal except use phase ** 2019 base line

Natura Ekos helps keep the forest standing

VIVA A POTÊNCIA DA
EKOS
BIOBELEZA
DO NOVO
NATURA EKOS

EKOS

To defend
Human Rights
and be
Human-Kind

Our People

- 50% women on board/senior team by 2023
- Equitable pay, closing the gender gap by 2023
- 30% of managers from under-represented groups by 2030
- Living wage (or above) for all by 2023

48% women senior team

0.9% unexplained gender pay gap 2021

Our Network

- Measurable gains for consultants/ representatives and sourcing communities (earnings, education, health, digital inclusion)
- Promote trusted model for direct sales
- Increase investments in key causes by 20% to $600m

Human Rights

- Traceability and/or certification for 6 ingredients by 2025
- Human Rights policy in line with UNGP by 2023

To embrace
Circularity
and
Regeneration

Full Packaging Circularity	• 20% + less weight • 50% of all plastic used to be of recycled content • 100% Reusable or Recyclable or Compostable • Collect/reuse to offset lack of recycling infrastructure
Formula Circularity	• 95%+ Renewable or Natural ingredients • 95%+ Biodegradable formulas* • 100% of new form with lower LCA impact by 2025
Regeneration	• Invest $100m+ in Regenerative Solutions

... a **Regenerative solution** is one that **capture more carbon than it emits**, **conserves and restores biodiversity** and ecosystems and generates **quality of life** through means that are **just and inclusive for all**

* Rinse off

Natura has been able to create refills that people want to buy

CHRONOS
tododia
290g/300ml
tododia
290g/300ml
EKOS
CASTANHA
150ml

35% of sales of Hair + Body + Deo Sprays + Face Creams
43% to 85% of GHG reduction vs. regular product

natura

Packaging circularity at the heart of The Body Shop's *brand rejuvenation*

Product rejuvenation (overhaul) mid 2021+

VIRGIN PP
POORLY RECYCLED PP CAP
100% PCR PET JAR, inc. CFT PET
FULLY RECYCLABLE PACK

Across entire portfolio

NEW 400/250ML BOTTLES
• 100% recyclable packaging
• made of 100% recycled (PCR) plastic (PET)
• including Community Fair Trade plastic from India

Making refills mainstream

LET'S CLEAN UP OUR ACT
GO GREEN
FILL ME UP
FILL ME UP
FILL ME UP
FILL ME UP
GOT BOTTLE
REFILL
REUSE
REPEAT
REPEAT
REPEAT

Fair trade plastic for change at scale

THE BODY SHOP

Aesop: Embracing circularity

Recycled PET
81% (2020) to 90%* (2021) and 97% (2025)

Refill Test & Learn
(Australia and California)

Plastic vs. Glass
Studies (scope 123)

The Metaphysical Voyager
The Ardent Nomad
The Seasoned Wayfarer
The Lore Collector
Aesop

Aēsop.

* Stretch Variable Compensation Target

Avon: already making meaningful progress

recyclable reusable compostable plastic
68% (2020) to 80%* (2021)

part of group-wide Ellen MacArthur
pledge (100% RRC** and 25% PCR 2025)

WE'RE READY TO RECYCLE.
RECYCLING HELPS REDUCE NEW PLASTIC PRODUCTION.
THE MAJORITY OF OUR FACE, BODY, HAIR AND TOILETRIES PACKAGING IS RECYCLABLE. CHECK THE SYMBOLS AND SEND YOUR EMPTY PACKAGING TO BE RECYCLED INTO SOMETHING NEW.

we're recyclable
AVON
care

AVON

* Stretch Variable Compensation Target

** RRC recyclable reusable compostable PCR post consumer recycled

Palm oil agroforestry captures carbon, increases yield
and restores the soil

Mongabay Series: Global Agroforestry
Can palm oil be grown sustainably? Agroforestry research suggests it can, and without chemicals by Erik Hoffner on 31 March 2021
mono culture
agro forest
forest

Project moves to scaling up phase

Clear responsibilities and governance with *disciplined implementation*

16
working groups

90
people
across working
groups

S-NEX
meets
bimonthly
27
Directors/VPs

GOC
2X year

Board
2X year

weight on
variable
compensation
scorecard
20%

43

43

Natura &Co sustainability actions are *certified and recognized*

Certified B Corporation

S&P Dow Jones Indices
A Division of S&P Global

[B]³ ISEB3

CDP

GRI Empowering Sustainable Decisions

ELLEN MACARTHUR FOUNDATION

Cruelty Free INTERNATIONAL

UEBT CERTIFIED SOURCING WITH RESPECT

In Summary

- Our Commitment to Life Plan makes our sustainability priorities very clear.
- These priorities are fully integrated into the way we craft our products and brands, into how we run our business.
- This approach, highly relevant in beauty industry, is tried and tested at Natura &Co, and is proven to drive growth.

Combining forces *with a digital mindset* to accelerate growth

João Paulo Ferreira,
CEO Natura &Co Latin America

47

Why

Natura &Co Latin America?

The union of Avon, Natura, The Body Shop and Aesop operations has one clear objective: expand our stronghold, boosting market leadership, profitability, cash generation and our pioneering stance in sustainability and in talent development.

natura &co

48

Expand Natura &Co's leadership in Latam

Combining forces to unlock additional growth opportunities

1

Leverage our powerhouse to capture synergies and improve service

2

Restore Avon's growth by fixing fundamentals

3

Continue Natura's successful growth story

4

Expand the Natura &Co digital beauty ecosystem

Natura &co

Expand Natura &Co's leadership in Latam

Combining forces to unlock additional growth opportunities

1
Leverage our powerhouse to capture synergies and improve service

2
Restore Avon's growth by fixing fundamentals

3
Continue Natura's successful growth story

4
Expand the Natura &Co digital beauty ecosystem

Natura &Co

Expanding our leadership in the region by combining forces

A powerhouse...

#1 player CFT Latam

R$20.5 bn Net Revenue

Market Share CFT Latam (2020)*

14%
14%
13%
13%
12%
12%
11%
11%
10%
10%
9%
12.1%
11.8%
12.5%
2015
2016
2017
2018
2019
2020
Natura &Co
Player #2

*Euromonitor

...uniquely positioned...

4 Brands — AVON, natura, THE BODY SHOP, Aēsop.

4.5 million Consultants/Reps

18K Employees

18 Countries

740+ Stores

110 million Consumers

...to deliver positive impact

R$60+ million in donations *to fight the pandemic in 2020*

Financial and health support to our network of people

R$30 milllion additional *donations during 2nd wave*

*Top-of-mind brand during the pandemic in Brazil and Mexico***

Highest-ever level of consultant loyalty and rep satisfaction

**Neofeed and Merco

natura &co

A regional powerhouse, with strong capabilities

A wide-reaching supply chain and broad infrastructure and innovation network

Manufacturing

6 *factories in*
4 *countries*

2.3
*billion units**

3,000+ *SKUs CFT**

3,600+ *SKUs Fashion & Home**

Distribution

22 *DCs and*
2 *Hubs in*
9 *countries*

75 million
*orders**

2 *orders delivered every second*

Service

50% *deliveries in less than* 48 *hours***

NPS: 75+ *points*

21+ *pp rise in Avon's NPS since July*

14.4 million
*contacts in our call centers**

Digital and R&D

320+
R&D scientists

1,000+
IT engineers, data scientists and UX designers

40+
partnerships with startups

*FY2020 **Natura; in capital cities and metropolitan regions in Brazil.

natura &co

An agile, engaged and adaptable network of people

Integration

Organization redesign completed

A lean structure operating with transversal teams

Engagement

88/100

points in 1st employee engagement survey

Top 25 *Great Places to Work in the world**

Agility

100+ agile teams

ranging from IT to R&D, in all brands

Diversity

51% of women

in leadership positions

7.3% *people with disabilities**

*Natura Brazil. Source: Great Places to Work 2020.

Natura &co

Committed to generating positive impact

To address the climate crisis and protect the Amazon	To defend human rights and be human-kind	To embrace circularity and regeneration
2 million *ha of forest conserved*	**1.3 million+** *people positively impacted by donations to fight the pandemic*	**24,600 tons** *of post-consumer material recovered***
Mobilizing society *against illegal deforestation*	**R$79 million** *raised for education causes (Crer para Ver)*	*Reverse logistics implemented in Natura and The Body Shop stores*
R$2.14 bn *of trade volume with the Amazon region**	**R$14 million** *dedicated by Instituto Avon to women's causes*	**93%** *natural ingredients in our formulas*
Carbon Neutral *since 2007 (Natura)*		

*2010-2020 (accumulated) ** Considering sectorial and internal reverse logistics programs

Natura &co

Capturing synergies to enhance efficiency and innovation

Cost synergies

120 *initiatives already in execution mode*

200 *initiatives mapped*

Better capacity utilization

Improved customer experience and quality of service

Supply chain integration reducing GHG emissions: on track to Net Zero

Less is more

A leaner and more agile organization

Revenue synergies

Three-wave transformation journey

Market share growth

Innovative and more relevant products for reps and consumers

Doing more with less

55

Natura &co

55

Expand Natura &Co's leadership in Latam

Combining forces to unlock additional growth opportunities

1
Leverage our powerhouse to capture synergies and improve service

2
Restore Avon's growth by fixing fundamentals

3
Continue Natura's successful growth story

4
Expand the Natura &Co digital beauty ecosystem

Natura &Co

AVON

A three-wave transformation journey to unlock value

Wave 1

Fixing fundamentals

- Capture QUICK WINS
- New COMMERCIAL MODEL
- SHARPEN PORTFOLIO architecture
- Brand REJUVENATION

2020-21 focus

Wave 2

Building on overlap to capture growth opportunities

% of household penetration in countries where Natura and Avon operate together[1] (100% = Total households with Natura and Avon presence)

61%
37%
AVON
AVON
76%
Potential Overlap
Current overlap

A complementary portfolio[1]

Colour
Skin Care
Fragrance
Body care
Home & fashion
Natura
Avon

Wave 3

Leveraging footprint to grow Natura in new geographies

Beauty & Personal Care Market Size (In US$)

62BN

Only Avon

8.7%

9 potential markets	
US$5.4Bn	
Ecuador	Panama
Guatemala	Paraguay
El Salvador	Honduras
Costa rica	Domincan Republic
Uruguay	

2022-2023 focus

57

AVON

Avon's transformation journey is well on track

Wave 1 Fixing fundamentals

Capture QUICK WINS
- Any time delivery in Brazil
- Better service at call centers through training and availability
- Price repositioning

New COMMERCIAL MODEL: Segmentation and increased reps' lifetime value
- Roll-out in Brazil in Q1
- Next step: Pilot in Mexico

SHARPEN PORTFOLIO architecture
- Focus on 3 categories (make-up, fragrances and skin care)
- 8 cross-country hero fragrance brands
- 35% to 40% reduction of SKUs in CFT (out of 1,800 SKUs)
- 50% reduction in SKUs in Fashion & Home (out of 3,600) and exit 5 non-strategic categories

Call center 45+ pp in NPS

Record-high rep satisfaction

Hero product sales growing above average

Already delivering growth in 6 markets*

*Q420 vs Q419

58
natura &co

58

Further accelerating the turnaround through brand rejuvenation and digitalization

AVON

Gaining brand relevance

- **Watch Me Now:** Brand relaunch in May/21
- Resumption of **communication investments** in core markets
- Improved Brand Awareness and **Purchase Intent**

Fast-track route to digitalization

Leveraging Natura's technology:

- Data lakes and credit engines
- E-commerce launched in Argentina and Chile
- Avon ON: Consolidating all features in one app

100% *growth in reps using Avon ON*

12% *sharing e-brochure*

7x *growth of online stores*

Quer FRETE GRÁTIS?
Digite seu cep
AVON
Buscar no site
VITAMINADA
COM
RENEW
Conheça os queridinhos de skincare dos #brothers!
Garanta já os seus produtos multivitaminados de Renew!
LIMPEZA
ILUMINAÇÃO
HIDRATAÇÃO

59

Natura &Co

59

Expand Natura &Co's leadership in Latam

Combining forces to unlock additional growth opportunities

1
Leverage our powerhouse to capture synergies and improve service

2
Restore Avon's growth by fixing fundamentals

3
Continue Natura's successful growth story

4
Expand the Natura &Co digital beauty ecosystem

Natura &Co

natura
tododia
BODY SPLASH
200ml
natura

Remarkable year driven by innovation and purpose

Net revenue

+ 21.8%
(▲15 p.p. higher than CFT market)*
R$11bn
R$9bn
2019
2020

#1 *Market share CFT Brazil*

17 *quarters of consultant productivity growth*

67.1%
innovation index highest in 5 years

#1 *In preference in 4 out of 6 markets***

#1 *Most innovative company of the year*

Natura recertified as a B Corp in 2020:
153 points! (+24%)
highest-ever score

Merco Reputation Index:
#1 in Brazil
#5 in Argentina
Top 10 in Mexico and Peru

*Source: Euromonitor, Kantar and Valor Econômico. *CFT Latam considers six markets: Argentina, Brazil, Chile, Colombia, Mexico and Peru. **Co-leadership in two markets.*

Natura &co

Consultants' digitalization enabled Natura's faster expansion

Convergence accelerating online store openings

Number on consultants with online stores – in thousands

462
59
403
811
93
718
1,297
228
1069
2018
2019
2020

Consultants' journey is done online[1]

100% *online orders*

78% *new recruitments*[2]

9 *years younger*[2]

Rapid adoption of super-app and social selling tools

78.2% digitally active[3]

56.4% digitally engaged[3]

50.4% using social selling tools

36 million shoppable contents shared[1]

[1]In 2020 [2]Brazil [3]Active: Used the app at least once in the last 120 days; Engaged: Used the app at least 5 times in the last 120 days natura &co

CFT online sales still show a tremendous upside potential in Latam

Online sales share - Beauty and Cosmetics*

CFT - 2020
3.9%
CFT - 2019
2.7%

...and Natura is already outpacing the market

Where we will be in 2023
20%+
Natura's online revenue
• E-commerce
• CN-commerce
• Social selling
7.2%
CFT - 2020
3.9%

*Forrester: Forecast View Online Retail LATAM – 2019 to 2024

Expand Natura &Co's leadership in Latam

Combining forces to unlock additional growth opportunities

1
Leverage our powerhouse to capture synergies and improve service

2
Restore Avon's growth by fixing fundamentals

3
Continue Natura's successful growth story

4
Expand the Natura &Co digital beauty ecosystem

Natura &Co

Our ecosystem is expanding rapidly

4.5
million
Consultants and representatives

110
million
Consumers

CONTENT AND TRAINING
MKT AND INSIGHTS
EDUCATION
BIOTECH-NOLOGY
100+ OWN STORES
620+ FRANCHISES
&CO PAY
Aēsop.
natura
AVON
CONSULTANTES & REPRESENTATIVES
CONSUMERS
BEAUTY BRANDS
SUPERAPP
LOGISTICS
E-COMMERCE
NEW SERVICES
SOCIAL DELIVERY
LIVE SHOPPING
20+ COUNTERS
INFLUENCER CONSULTANTS
MEDITATION APP
LOYALTY PROGRAM
BEAUTY SPECIALISTS/SINGU

65

Natura &co

65 Financial flow Commercial flow Content flow Physical flow Social & Affection Flows N atura &Co well - being / care Platform Consultants and Reps Clients Financial Institutions Suppliers Specialist Content partners Distributors Franchises Service and product partners Stores Online Communities NGOs / Foundations Liberal professionals Sales force Consumers Consultantes & Representatives 100+ OWN STORES 620+ FRANCHISES 20+ COUNTERS SUPERAPP E - COMMERCE LIVE SHOPPING SOCIAL DELIVERY &CO PAY BEAUTY SPECIALISTS/SINGU INFLUENCER CONSULTANTS EDUCATION MEDITATION APP LOGISTICS LOYALTY PROGRAM NEW SERVICES BIOTECH - NOLOGY CONTENT AND TRAINING MKT AND INSIGHTS Already in place To be delivered : 2021 To be delivered : 2022+

The Body Shop and Aesop are additional growth engines

THE BODY SHOP

Increase brand awareness, and expand distribution...

Roll-out of new concept stores

- *Chile inaugurated in January*
- *Expansion to Brazil and Mexico in 2021*

Adapted portfolio for local tastes and cost competitiveness

- *Fragrance portfolio developed in partnership with Natura*
- *Local production: better margin, price points and gift options*

Integration with Natura's DC in Brazil

- *Average delivery time reduced by 11 days*

... leveraging Natura's platform and omnichannel solutions

Growing retail presence

- *150+ stores, in 3 countries: Brazil, Chile and Mexico*

New e-commerce platform

- *250% growth in Brazil*
- *25% of sales*

My Business App - Social Selling tools to franchisees

- *E-brochure already represents 15% of franchisee sales*

Aēsop.

Drive desire and access

Portfolio expansion

- *New fragrances in Brazil: Marrakech and Rōzu*

Iguatemi 365

- *Significant revenue increase from new marketplace*

Fasano

- *Product placement in hotel lounges*

66

Natura &co

66

New services to enhance the consultant-client relationship

Financial services platform

R$ 12,79
Transferir
Pagar Contas
Adicionar dinheiro
Extrato
Links de Pagamento
Meu cartão
Espaço Digital
Cartão virtual
Perfil
Termos e Condições

&Co Pay

R$4 bn+
*Total Payment Volume**

1 million
*transactions***

+146,000
*opened accounts***

THE BODY SHOP natura

100%
e-commerce payments

*Annualized rate **Jan-Mar/21

New services

Partner Consultants
Express fulfilment by franchisees (Aqui Tem Natura)

Natura delivery
The consultant sells, Natura delivers

Singu
Leveraging the talent within our network to increase sales

Training
300k trainings given by our own network

Influencers and Live Shopping
Increasing earning opportunities

67
Natura &co

67

Creating value by knowing our end customers better

110 *million*
Natura &Co Latam consumers

Driving customer acquisition and purchase frequency through multiple touchpoints

↑LTV*

16 *million*
Identified consumers

Cluster and personalize communications

From e-mail CRM to within-app machine learning:
Real Time Next Best Offer

↑LTV*

1 *million*
Multichannel consumers

More convenience

Additional services to increase consumer basket

*Lifetime value: expected rise in average ticket, compared to control group

Natura &Co

A ten-fold increase in our addressable market

Latam market size

Direct Selling
-USD 15 bn
Direct Selling
USD 8 bn
USD 7 bn
AVON
natura
CFT Market (Products)
-USD 60 bn
Omnichannel & Digitalization
USD 8 bn
USD 45 bn
AVON
natura
THE BODY SHOP
Aesop.
CFT Market (Products + Services + Channels)
-USD 90 bn
Ecosystem
USD 30 bn
USD 8 bn
USD 45 bn
AVON
natura
THE BODY SHOP
Aesop.
Other services
1X
4X
6X
10X
Natura &Co
Direct Selling
Retail + Online
Services

natura &co

A complete portfolio across all price ranges

NOVAS CORES AVON:
TONS REPENSADOS ESPECIALMENTE PARA AS PELES NEGRAS DAS MULHERES BRASILEIRAS.
AVON
POWER STAY
CONHEÇA O COMPROMISSO ANTIRRACISTA DA AVON EM AVON.COM.BR
AVON

CHRONOS

Aēsop.
Rōzu
Aēsop.
Rōzu

CHOICE COOL
CHOICE FREE
CHOICE BOLD
CHOICE REBEL

Tododia

KAIAK OCEANO
KAIAK OCEANO

Strong innovation pipeline with positive impact

Photo: Lalo de Almeida

Ekos Tukumã

EKOS
TUKUMÃ

Q1/21: Its oil fights the loss of hyaluronic acid, while the butter stimulates its natural production

Una Lipsticks

Q2/21: With the exclusive marble technology, the new range of lipsticks is also vegan and offers up to 24-hour hydration

Essencial Oud Vanilla

ESSENCIAL

Q2/21: Combines Oud, one of the most prestigious scents in international perfumery, with Brazilian Vanilla natura &co

Key takeaways

- Natura &Co is a powerhouse in Latin America
- The successful integration of Natura and Avon is well underway
- Natura's successful digital and omnichannel journey is leveraging the other businesses
- Our expanding ecosystem offers huge growth potential, while generating positive impact

Natura &co

OPEN UP & GROW:
TRANSFORMATION UNDERWAY

Angela Cretu, Chief Executive Officer

Oud Grandeur
EAU DE PARFUM
crafted by
AVON
Ambre Ardent
EAU DE PARFUM
crafted by
AVON
Patchouli Indulgence
EAU DE PARFUM
crafted by
AVON
Magnolia en Fleurs
EAU DE PARFUM
crafted by
AVON
Iris Fétiche
EAU DE PARFUM
crafted by
AVON
AVON

73

74

A PURPOSE-DRIVEN BUSINESS

AVON INTERNATIONAL AT A GLANCE

- **3m** representatives in **39** countries
- **97% awareness**, **36% relevance**
- Biggest **fragrance brand** in the world
- **$1.1b** donated to help women lead safe and healthy lives

	Russia	Poland	Philippines	South Africa	Turkey	Romania	Italy	UK
Fragrance	1	1	1	1	1	1	14	16
Make-up	4	1	1	3	7	1	13	11
Skincare	8	6	4	2	9	3	37	16
Beauty+	10+	10+	in top 10	in top 10	10+	in top 10	10+	in top 10
Direct Selling	1	1	1	1	1	1	2	1

Source: Euromonitor Beauty & Personal Care database 2020 edition
Brand Health report 2020

74

75

DEMOCRATISING BEAUTY THROUGH RELATIONSHIP SELLING

76

OPEN UP & GROW:
CLEAR PROGRESS ON OUR KEY PRIORITIES

1. OPEN UP RELATIONSHIP SELLING

1st PHASE

Commercial model transformation: Moved to one harmonised and simple model open to all

- Monthly Campaign Cycle across all markets
- Reset fundamentals, achieved growth in retention and productivity in Q4

2. REIGNITE THE BRAND

- Watch Me Now Brand Platform launched in Q4
- Returned UK back to growth and gained share in key categories in Russia and Philippines
- 57 patent applications granted; Recognised for innovation & purpose

3. ACCELERATE DIGITAL

- E-commerce sales: +80% versus prior year
- Digital brochure sales: +300% versus prior year
- Avon On deployed in all markets

GROWTH ENABLING LEAN & AGILE OPERATING MODEL

People & Purpose • Integration with Natura &Co • Significant cost savings

77

1. OPEN UP RELATIONSHIP SELLING

EASY TO JOIN

- Open to all
- Simplified and digitalised joining programmes
- Clear, competitive and compelling earning proposition

2023 ambition (CAGR)

↑ REP COUNT

PROUD TO BE PART OF

- Tailored path to increased rewards, benefits and earnings
- Beauty and business trainings at every level
- Purpose at the core of our relationships

2023 ambition (CAGR)

↑ PRODUCTIVITY

REWARDING TO STAY

- Rewarding career and earning opportunity
- Sales organisation design that is fit for growth
- Focused on lifetime value

2023 ambition (CAGR)

↑ RETENTION

Retention metric defined as improvement in churn reduction at 2ppt CAGR

78

1. OPEN UP RELATIONSHIP SELLING

AVON GROWTH PLAN TO DRIVE LIFETIME VALUE

2nd PHASE Commercial model transformation

natura

- Leveraged model and expertise
- Segmented, tailored experience that meets each representative's distinctive needs
- Pilot underway and roll-out planned in key markets by Q4'21

Increased Productivity
BRONZE
Level 0
SILVER
Level 1
GOLD
Level 2
PLATINUM
Level 3
DIAMOND
Level 4
Increased rewards, benefits and earnings

78

79

2. REIGNITE THE BRAND

WATCH ME NOW

- Avon Brand Matters: reset and modernise brand identity – new platform
- End to end refreshed product claims and visuals
- Shocase innovation quality credentials

2023 ambition

+10pp CONSIDERATION

WINNING PORTFOLIO

- Drive growth through Core brands and Gifting
- Bigger and better innovation – democratizing beauty through high performance products accessible to all
- Focused and relevant with 30% reduction in size of line

2023 ambition

+15pp PERCEIVED QUALITY

BEAUTY EXPERIENCE

- Neuroscience-based marketing
- Personalised to consumer needs
- Gratifying omni-channel experience

2021-2023 ambition

MARKET OUTPERFORMANCE

80

2. REIGNITE THE BRAND

WATCH ME NOW TO BUILD BRAND RELEVANCE

Global platform across every touch point

•

Now in 70 countries including LATAM

•

3 years of photography reshot in 3 months

135 YEARS.
MILLIONS OF STORIES TO TELL.
share your #WatchMeNow story with us today
AVON
NOW

BRAND PURPOSE
BRAND RTB
CHARACTER
IDENTITY

MY STORY IS JUST GETTING STARTED
AVON
NOW

WE'RE BETTER TOGETHER
AVON
NOW

I'M NOT GOING ANYWHERE
AVON
NOW

~80 m REACH

~100 m IMPRESSIONS

80

81

2. REIGNITE THE BRAND

DRIVING BRAND REJUVENATION WITH BIGGER & BETTER INNOVATION

RELEVANT FOR ALL: ADDRESSING CONSUMER GROWTH OPPORTUNITIES ACROSS PRICE TIERS

	FRAGRANCE	MAKE-UP	FACE	BODY + TOILETRIES
BEST Upper Mass+	TODAY TOMORROW ALWAYS 	ANEW BY AVON  2021-23+ PROTINOL MAKE UP & FACE	ANEW BY AVON  2023 PERSONALIZED SKINCARE	ADVANCE TECHNIQUES BY AVON 
BETTER Mass	Far Away  2021-22 ESCAPE + GLAMOUR	AVON  2021-22 SHADE FOR EVERY WOMAN	AVON 	AVON Senses  2021-22 STEP-CHANGE IN SUSTAIN-ABILITY
GOOD Value	IMARI 	AVON color trend 	AVON care  2021-2022 DEMOCRATISE TREND INGREDIENTS	AVON care

82

2. REIGNITE THE BRAND

BREAKTHROUGH INNOVATION TO DRIVE BRAND RE-CONSIDERATION

PROTINOL™ JOURNEY: THE SCIENCE BEHIND YOUR BEST SKIN

PROTINOL™

2020

2021

RESTORE 7 YEARS OF COLLAGEN LOSS IN 7 DAYS

2X THE COLLAGEN POWER FOR RESULTS IN 2 DAYS

AMPLIFY YOUR SKIN'S POWER FOR PROVEN DRAMATIC RESULTS

ANEW
REVERSALIST
PERFECTING CREAM SPF 25
ANEW
REVERSALIST NIGHT
REVITALISING CREAM

ANEW
RENEWAL POWER SERUM
AVON
PROTINOL

83

84

3. ACCELERATE DIGITAL

DIGITAL SHOPPING

- Digital brochures/social selling
- E-commerce in select geographies

2023 ambition

15%-20% DIGITAL SALES

AVON ON APP

- Single gateway to the Avon world
- Transform our Representatives into social media influencers

2023 ambition

75%-100% ADOPTION + SHARING

TRANSFORM I.T.

- Bridging technology gap
- Synergies with Natura &Co

↑ TECH INVESTMENT

KPI relates to end state by end 2023; Digital sales KPI relates to Rep Digital Selling (B2R2C)

85

3. ACCELERATE DIGITAL

AVON ON TO INCREASE PRODUCTIVITY

RECRUIT/ SELF-APPOINT | **GAIN PRODUCT KNOWLEDGE** | **PLACE AN ORDER** | **MAKE A PAYMENT** | **SHARE CONTENT**

New Appointment
Contact details
AVON
Product Focus
Place An Order
Hi, Oxana
Basket
Checkout
AMP UP
YOUR EYE LOOK
PLACE AN ORDER
Account Balance
MAKE A PAYMENT
Social Sharing Hub
Start growing your social media audience now
EDIT TO SHARE

86

GROWTH-ENABLING OPERATING MODEL

LEANER

- Networked organisation
- Minimized layers
- Empowered associates

SIMPLER

- Leverage scale
- Remove duplication
- Outsource or automate activities where more efficient

MORE AGILE

- Get closer to the consumer
- Adopt agile processes and ways of working
- Drive speed of execution

87

OPEN UP & GROW GAINING MOMENTUM

1.
OPEN UP RELATIONSHIP SELLING

2.
REIGNITE THE BRAND

3.
ACCELERATE DIGITAL

GROWTH-ENABLING OPERATING MODEL

PEOPLE & PURPOSE AS MULTIPLIERS

88

"IF WE STOP AND LOOK OVER THE PAST AND THEN INTO THE FUTURE, WE CAN SEE THAT THE POSSIBILITIES ARE GROWING GREATER AND GREATER EVERY DAY
DAVID H. MCCONNELL, AVON FOUNDER

Transformation on track:
Accelerating our omni-channel model

David Boynton,

Chief Executive The Body Shop

AVON natura THE BODY SHOP Aēsop.

Natura &Co

2

TRANSFORMATION ON TRACK DESPITE COVID

1. REJUVENATE BRAND
2. OPTIMISE RETAIL OPERATIONS
3. ENHANCE OMNI CHANNEL
4. IMPROVE OPERATIONAL EFFICIENCY
5. REDESIGN THE ORGANISATION
6. EMBED SUSTAINABILITY

SLEEP OUT
SLEEP OUT
SLEEP OUT
THE BODY SHOP
REFILL
REUSE
REPEAT
REPEAT
REPEAT

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

IN THE ROLLERCOASTER YEAR OF 2020 WE SAW THE BENEFIT OF OUR OMNI-CHANNEL MODEL

3

Sales
£M
January
February
March
April
May
June
July
August
September
October
November
December
E-Commerce
The Body Shop At Home
Stores

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

4

OUR BEAUTIFUL NEW WEBSITE ACCELERATING SALES, WHILE WE LOWER DISCOUNT IN ALL MARKETS

FY vs 2019 13 PT REDUCTION
0 discount YoY
Sales £
25
20
15
10
5
0
5
0
-5
-10
-15
-20
-25
Discount ppt reduction YoY
J F M A M J J A S O N D
2019
2020
Discount YoY

thebodyshop.com
Bestselling bath & body
Protector
Coconut Nourishing Body Butter
For very dry skin
200 ml
$25.00
FEEDBACK
Add to bag

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

2020 SAW STRONG ACCELERATION IN THE BODY SHOP'S AT HOME CHANNEL

5

2006

L'Oréal acquisition

Strategy moves away from Direct Sales to third party wholesale

TOGETHER, WE'RE WORKING HAND IN HAND TO MAKE BEAUTY AND BUSINESS A FORCE FOR GOOD

A NEW CHAPTER

As part of Natura & Co family

2020

Huge business acceleration

80k consultants globally

75% under 44, 10% disability

US market launch

Investment in infrastructure consultant experience

1994

Anita Roddick launches TBSAH, beginning in the UK

Empowering women to have a career on their own terms

From a career to pocket money to social connection: all are welcome

THE BODY SHOP

THE BODY SHOP

2018

Natura &Co acquisition

Refocus on Relationship and Social Selling

Transparent pricing, low financial risk for consultants

95% commissions to consultants or junior leaders

Global Performance
Revenue
Consultants
J F M A M J J A S O N D
2019
2020
Consultants

DURING COVID WE LEARNED TO BE FASTER AND EVEN MORE RESPONSIVE IN OUR PRODUCT DEVELOPMENT

6

LEMON
HEAD-TO-TOE HYGIENE ROUTINE
TO FIGHT BACTERIA & IMPURITIES
With the purifying power of Lemon Essential Oil
ROUTINE EFFICACY:
ANTIBACTERIAL • INTENSELY CLEANSING • CARE & PROTEC
VEGAN
THE BODY SHOP
LEMON

Take the edge-off on your skin.
Stressed skin is real, but it doesn't need to stress you out.
CBD
Relieve and restore stressed skin*
with 100% natural-origin CBD and hemp seed oil.
VEGAN
THE BODY SHOP
CBD
marie claire SKIN AWARDS

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

7

OUR RESILIENCE DURING THE CRISIS REINFORCES OUR CONFIDENCE IN THE POTENTIAL OF OUR OMNI CHANNEL MODEL …

EBIT %
Head
Franchise
Other
ECommerce
TBSAH
TBSAH
Company
Stores
2021 Revenue
2019 Revenue
STRATEGIC IMPORTANCE

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

_ SO WE WILL STRENGTHEN THE BODY SHOP AT HOME IN UK & AUSTRALIA AND ACCELERATE IN THE US _

8

TBS UK #2 SHARE OF VOICE IN BEAUTY WITH 30% DRIVEN BY TBSAH

VITAMIN C
LIQUID PEEL

- **2020 LAUNCH INTO USA**
- **2021 – ENRICH EXPERIENCE**

1. Continue to strengthen brand during Covid crisis and provide income streams for those affected economically
2. 120,000 active consultants

- **2022 – EXTEND TO NEW MARKETS**

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

9

… AND RETAIL STORES WILL REMAIN A CRITICAL PART OF OUR CHANNEL MIX …

THE BODY SHOP.

GOOD
THINGS
INSIDE

RETAIL LANDSCAPE EVOLUTION

3000
2500
2000
1500
1000
500
0
1950
1898
1753
1590
105
1099
1037
984
944
2017
2018
2019
2020
2021
Total Company Stores
Franchise buybacks
Total Franchise Stores

65% of stores currently open* £8.9m rent waivers in 2020
£3.1m rent waivers in 2021
Average 25% rent reduction in new leases

12 new Workshops opened in 2020 to promote a new experiential shopping experience
100 Workshops by end 2021
104 stores renovated in last 4 years
20% stores renovated by end of 2021

Customers' high intention to buy driving conversion to 4% and Average Transactional Value +18%
19% Trading days lost in 2020
14.6% sales loss in 2020

*All figures refer to company stores unless otherwise specified. *26th March 2021*

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

10

… WHILE WE OVERHAUL OUR PRODUCT PORTFOLIO, AS WE HAVE IN OUR STUNNING BODY BUTTER REJUVENATION …

BEFORE

THE BODY SHOP
THE BODY SHOP
SHEA

NEW BODY BUTTERS

AFTER

THE BODY SHOP
BODY BUTTER
SHEA

With 96hr moisture, loving yourself never felt this good.

of 100% recycled plastic

… AND OUR DARING RE-MAKING OF OUR ICONIC WHITE MUSK

1980's

we pioneered

- CRUELTY-FREE FRAGRANCE with the 1st synthetic musk
- DARING COMMS on women's sexuality (relevant then)

WHEN YOU PUT A
MAN AND A WOMAN
TOGETHER
THERE ARE SOME
THINGS THEY SIMPLY
HAVE TO DO
WHITE MUSK
dress for loving

2000's

we followed

- TRENDS-LED FRAGRANCES masstige codes Sport, L'Eau…
- NORMATIVE COMMS mainstream beauty standards

THE BODY SHOP.
Dare to wear
WHITE MUSK
SMOKY ROSE

2020's and beyond…

we redefine

- BREAKING SOCIETAL NORMS of gender stereotypes (relevant now & in future)
- UNCONVENTIAL FRAGRANCES breaking the fragrance pyramids expectations

YOUR POWER, BOTTLED.
THE BODY SHOP
EAU DE TOILETTE
WHITE MUSK
VEGAN

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

12

OUR NEW REFILL PROGRAM: A GREAT EXAMPLE OF SUSTAINABILITY AT THE HEART OF OUR OMNI-CHANNEL EXPERIENCE

SUSTAINABILITY IMPACT

Reduction of over 25 tonnes of plastic
Reduction of X carbon emissions*

BRAND IMPACT

Increase 'brand my friends talk about' score by 5%pts in refill markets
Increase our online brand SOV in 'Sustainability' from 1-5%

CUSTOMER IMPACT

Recruit 100k new customers through refill
Target 50% repeat purpose rate (vs 26% standard shower gel)

BUSINESS IMPACT

Forecast to sell 1 million refills

OUR REFILLS SCHEME

REFILL
REUSE
REPEAT

LET'S CLEAN UP OUR ACT TO CLEAN UP THE PLANET

LET'S CLEAN UP OUR ACT TO CLEAN UP THE PLANET
JOIN THE REFILL REVOLUTION
REFILL NOT LANDFILL
REFILL
FIFTH REFILL FREE

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

13

INVESTING IN OUR TALENT, NOW AND FOR THE FUTURE

INVESTING IN LEADERSHIP

PURPOSE DRIVEN LEADERSHIP PROGRAMME

INVESTING IN TOP TALENT ACQUISTION & DEVELOPMENT

LEADING IN DIVERSITY & INCLUSION

OVER 50% OF LEADERSHIP ARE FEMALE

PILOTING OPEN HIRING

CONTINUING GLOBAL FAIR WAGE PROGRAMME

CONNECTING

ENGAGEMENT SCORE +2 PTS YOY & +4 VS BENCHMARK

INVESTING IN PPE AND SAFETY PROTOCOLS

LAUNCHED GLOBAL WELLBEING AND EDUCATION PROGRAMME

14

TARGETED INITIATIVES WILL ACCELERATE GROWTH

2021 | 2022 | 2023

1 REJUVENATE BRAND
- Fast track 500 refill stations

2 AWAKE OUR ACTIVIST HERITAGE
- New US brand relevance focus

3 GROW OUR EXISTING COLLECTIVE
- Head franchise At Home pilot in Asia
- Russia buyback and transformation

4 FIND OUR COLLECTIVE IN OTHER TERRITORIES
- Japan transformation
- China entry

5 ENABLERS
- IT operating model transformation

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

15

ON TRACK FOR CONTINUED SUSTAINABLE GROWTH … AND BIG AMBITIONS BEYOND THAT

- THE MOST RELEVANT BRAND FOR YOUNG ETHICALLY ENGAGED WOMEN
- MOBILISING OUR COLLECTIVE TO CLOSE THE EU ANIMAL TESTING LOOPHOLE
- 50% SALES FROM NON STORE CHANNELS BY 2023
- RELAUNCHING OUR ACTIVISM PLATFORM IN 2022
- B-CORP RE-CERTIFIED AT 100 PTS
- 100% PRODUCT REJUVENATED BY 2023

Certified
B
Corporation
CRUELTY
FREE
THE BODY SHOP
REFILL
REUSE
REPEAT
REPEAT
REPEAT
THE BODY SHOP
SLEEP

THE BODY SHOP | CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020

Aēsop.
AVON
natura
THE BODY SHOP
Aēsop.
Natura &co

A tale of continued growth

Michael O'Keeffe,
Chief Executive Officer

104

2020 sales growth 13% (at constant currency), Asia accounted for 50% of sales, strong digital acceleration globally and 14 new store openings

Europe

21% sales

62 stores

24 counters

Above: Aix en Provence store

1/3 hand wash sales globally

Asia

50% sales

72 stores

43 counters

13% sales Fragrance category (>2x that of other regions)

In 2020 Japan became our single biggest market with over >$100M in sales

Above: NEWoMan Yokohama store

Americas

15% sales

74 stores

10 counters

40% of sales from digital channel (globally ~25%)

Above: new Abbot Kinney II store

Above: Valley Fair store

Above: Aesop South Yarra II store

Below: Aesop Chermside store

ANZ

14% sales

38 stores

14 counters

4 of top 10 SKUs in Skin Care (globally 2 of top 10)

Footnotes: 4 markets are via distributor relationships

3

Rapid acceleration of our omni-channel evolution to offset pandemic-related store closures

Stores trading
Digital* YoY growth (%)
250
200
150
100
50
0
300
250
200
150
100
50
0
Store trading
Cumulative digital growth
Lowest point: ~90% of doors closed
15th – 19th April 28/247 stores trading
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Footnotes: *Digital includes aesop.com + digital platforms (Tmall, Kakao, Little Red Book, Lazada, Amazon)

Adapting throughout the pandemic with a customer-centric omnichannel focus

Optimising the online experience

Introduced **live video consultations** into 8 markets

Evolved our live chat offering and are introduced **24/7 live chat** in all English speaking markets in Q1 2021

Rolled out **Line** in **Japan**

Expanding our fulfillment sites

Reconfigured **18** spaces (stores & offices) to become **additional fulfillment sites** to support the increased digital volumes. Throughout 2020 we increased our digital fulfillment capacity by 450%

Introduced **Click & Collect** in 5 markets and **Call & Collect** across Europe

Increasing our customer communications & interactions

In 2020 Aesop:

- Increased our Instagram followers by 135k
- Posted 3.8X more on Instagram than in 2019
- Sent 3X more EDMs than in 2019

Launched the **Athenaeum**, providing customers with a single destination on Aesop.com for all Aesop content

Leveraging our social voice more

Posts to reiterate Aesop's support for the **Black Lives Matter** movement and our **USD $100k commitment** towards organisations fighting racial injustice and promoting opportunities for Black people

Posts post to express Aesop's condolences for the communities impacted by the **Australian bushfires** as well as the Aesop foundation's **AUD $100k donation** and our match giving program

Instagram post reiterating **Aesop's stance against anti-Asian hate #StopAsianHate** and our strong D,E&I values

5

Strong innovation pipeline launched in 2020; including our first foray into candles

Sublime Replenishing Night Masque
Launch: February
Full year sales: AU$3.8M

Rozu Eau de Parfum
Launch: April
Full year sales: AU$8.4M

'Orange is red brought nearer
to humanity by yellow.'
Wassily Kandinsky
Aēsop.

Citrus Melange Body Cleanser
Launch: July
Full year sales: AU$4.6M

Aromatique Candles x 3
Launch: October
Full year sales: AU$3.8M

Seasonal Gift Kits 20/21
Launch: October
Full year sales: AU$9.3M

Footnotes: Sales data from retail, department store concession counters and aesop.com; all values at CY20B FX rates

Strong momentum for our sustainability agenda throughout 2020

Climate Crisis & The Amazon

- Certified **Carbon Neutral** operations in ANZ
- Completed inaugural water (AU) and waste (global) audits across our operations
- Completed **first external LCI** of value chain to understand water, waste and scope 3 emissions
- Developing our journey to Net Zero roadmap

Human Rights & Be Human Kind

- Developing **DE&I program** and roadmap
- AU$100K to Australian **Bushfire relief fund**

- US$100K to NFPs **fighting racial injustice** in US
- **Committed AU$2.1M** to literacy and storytelling focused NFPs in AU
- Completed >10K hours of **volunteering time**
- **Donated >$2m** of product to victims of domestic violence and front-line workers

Circularity & Regeneration

- Became a certified **Bcorp organisation** with a score of **87.1pts**
- Granted Cruelty Free International's **Leaping Bunny Certification**
- Released our inaugural Sustainability report
- Launched **re-use MVP** in Adelaide, Australia
- Launched first paper-pulp gift kits

7

An exciting growth trajectory ahead to be delivered by significant product category investments and NPD

Fragrance

- Accelerating our fragrance product NPD, in 2021 launching 3 new fragrances, the 'Othertopias'
- Elevating the in-store and online experience, recently launched the fragrance cabinet in the Parnas Store in Korea

- Optimising the sampling experience for sustainability and customer experience, agnostic of channel

Collaborations

- Expanding the Aesop customer base and elevating the brand exposure via brand collaborations
- In February 2021 launched the RÆburn collaboration which included a limited edition RÆburn roll-up

Aesop

- This collaboration also highlighted the power of positive force for change and a good for humanity

Home

- Continuing to expand and extend our home category particularly in the scented home and home purifying and cleaning sub-categories

- Aiming to grow the home category by 1.5X by 2023

Wellness

- Our wellness goal is to expand upon Aesop's strong foundation in cosmetic science, quality and safety with a premium, proven, reliable wellness offering that customers feel confident buying agnostic of channel
- Potential sub-categories being explored are;
  - Stress & relaxation
  - Sleep
  - Exercise wellness
  - Nutritional supplements

Skincare elevation

- Continuing to invest in evolving and expanding our skincare products and range, in particular;
  - Reinvigorating Parsley Seed
  - Expanding the premium skincare product, Skincare+, offering
  - Broadening our sun care sub-category and developing premium sun care products

9

Key strategic projects will further support our growth ambitions

Initiative	**Digital transformation**		**Geographical expansion**		**Products & Channels**		**Commitment to Life transformation**		
Item	**Customer experience**	**CRM**	**China**	**Asia**	**Fragrance**	**Treatment**	**Packaging solutions**	**Net zero**	**Regenera-tion**
Goal	Meeting changing customer shopping preferences, accounting for **>30% of sales** in the coming years	Global rollout of Salesforce Marketing Cloud, creating personalised experiences across all channels	Market entry in CY21, building to **~40 doors in 5 years**	Building of recent strength of key markets (JP, KR, TW) to deliver **A$150M+ incremental by 2023**	Expansion of fragrance Range coupled with dedicated distribution - journey to a recognised niche fragrance house	Testing alternative treatment models; encompassin g spaces, therapies and operations	Delivering bespoke innovation and solutions to support customer programs (e.g. forever vessel, refill vessel, other circular initiatives)	Remain net zero across scopes 1&2 emissions whilst setting **SBTi for scopes 1-3 this year**	Regenerative business model development, focussing on our supply chain (partners, raw materials) & communities we operate
Level of Innovation									

10

Integrated customer experience: will further accelerate our direct channels through digital platform, back-end and CX investments

Continuing to invest in our digital platforms

aesop.com

- Website localisation & greater investment in transcreation (DEI and accessibility focus)
- Category uplift; improving navigation, enriching content, enabling more immersive experience

Asia Acceleration & Super-App / Platform enablement

- Optimising the back-end to improve efficiencies & provide a more seamless customer experience
- Building out and integrating greater functionally to offer a better customer experience in **Kakao** e.g. Kakao Map, CS Talk and Kakao Sync
- **WeChat Mini App** is in development, planning to launch in June

Back-end optimisation to enable a more sustainable solution

- Transition to **3PL partners** offering a more sustainable delivery option and a better customer experience
- **Optimising logistics** to ensure products are delivered in the most **sustainable** way, striving for a carbon neutral supply chain
- Setting ourselves up to support a **circular model** in the future
- Investing in more **sustainable packaging solutions**, e.g. recycled cotton bags

Above: Our in-house digital fulfillment set-up in 2017
Right: New third party warehouse fulfilment centre in the UK

Elevating our omni-channel experience

- Implement **Salesforce Marketing Cloud (CRM)** to help increase customer engagement and extend the breadth of communications
- Develop a **Recognition & Replenishment strategy** to recognise and reward growing tenure of customers; but also provide seamless replenishment
- Elevate the **unboxing and gifting experience** for online purchases
- Develop customer journeys which merge content and ecommerce together on **Aesop.com** (content stream)
- Continuing to roll-out Cegid in the remaining markets across Asia & Europe, which enables us to offer **Mobile POS** in-store

11

China Entry: 2020 saw us double our cross-border business through exceptional performance on Tmall and other digital channels

Tmall

- Continuing to see strong growth from Tmall, 2020 YoY sales **almost doubled**

Sales (AU$M)
+89%
20
15
10
5
0
9.4
17.7
2019
2020

Little Red Book (LRB)

- In February 2020 we **commenced selling through Little Red Book**

Cross-border W/S (Feel Unique)

- Continuing to see strong growth from our cross-border wholesale accounts, with **sales growing by 150% YoY**

FEELUNIQUE

11:11 Singles Day

- Achieved **250% increase from last year**
- Hosted a dynamic and interactive live streaming event with exclusive offers

Footnotes: All values in AUD at CY21B FX rates

12

China Entry: aiming to establish a local presence in late 2021

Retail

4 hubs across China

Planning to develop four hubs (stores, counters and travel retail): Shanghai, Beijing, Shenzhen, and Chengdu.

First store in Shanghai and will be the same location as our pre-entry activation

Digital

Cross border and local digital channels

Maintain and strengthen digital channels

Digital will be our dominant sales channel, continuing digital cross-border business in parallel to developing local channels:

- *Aesop.com*
- *WeChat MiniApp*
- *Tmall domestic*

Brand

Invest in marketing & PR

Invest in developing our digital presence on social media and platforms to build brand awareness.

Activate like minded KOLs, PR and wholesale to generate word of mouth about Aesop, our brand and our products

Product

76% of our total range to be available in China

75 SKUs (76% of our total range) with representation across all key categories to be available in China

Currently working through product registration and confirming manufacturing logistics considering China's recent announcement to lift mandatory animal testing on imported ordinary cosmetics

CHRONOS
RENEW
THE BODY SHOP
TEA TREE
Aēsop.

2023 *Guidance*

José Filippo, Group CFO

AVON natura THE BODY SHOP Aēsop.

natura &co

José Filippo, Group CFO

2023 Guidance – Natura &Co

Net Revenue (R$ billion)

CAGR
High
single-digit
36.9
47 - 49
2020
2023E

USD/BRL FX Rate: R$5 to US$ 1.

EBITDA Margin (%)

EBITDA Margin
9.5%
14-16%
2020
2023E

	2020	2023E
Net Debt-to-EBITDA[1]	0.97x	= < 1.0x

[1] Net debt excludes Purchase Price Allocation ("PPA") impacts and lease agreement obligations.

natura &co

EBITDA growth and margin expansion while investing for value creation

Adjusted EBITDA Margin
EBITDA Margin
11.4%
9.5%
15% - 17%
14% - 16%
2020
2021
2022
2023
Reported EBITDA (nominal)
Acquisition costs and other non-recurring expenses
Costs to achieve synergies
Avon transformation costs

natura &co

Key Takeaways

Sustainable growth

To continue to outperform the market, high-single digit revenue growth through 2023

Clear strategic priorities

Strong EBITDA

margin expansion to mid-teens, supported by all brands and businesses

Investment opportunities

to accelerate value creation, funded by synergies and cash

natura &co

Natura &Co's compelling investment case

1. Four empowered, iconic brands with a unique product portfolio across price points and clear growth roadmaps
2. A well-balanced multi-channel group with unparalleled Direct-to-Consumer reach
3. A business model that offers proven resilience, with a diversified global footprint
4. Robust and fast-growing digital platforms
5. Strong upside from accelerating investments to generate growth and value creation
6. A powerful purpose-driven Group, driving growth and value creation with positive impact

Creating the best global group *FOR* the world

natura &co

Thank you